As filed with the Securities and Exchange Commission on July 2, 2020

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SUN BIOPHARMA, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	87-0543922 (I.R.S. Employer Identification No.)

712 Vista Blvd, Suite 305
Waconia, Minnesota 55387
(952) 479-1196
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Susan Horvath
Chief Financial Officer
712 Vista Blvd, Suite 305
Waconia, Minnesota 55387
(952) 479-1196
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Morgan Burns Joshua L. Colburn Faegre Drinker Biddle & Reath LLP 90 South Seventh Street 2200 Wells Fargo Center Minneapolis, Minnesota 55402-3901 Telephone: (612) 766-7000	Robert F. Charron Michael F. Nertney Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105 Telephone: (212) 370-1300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, $0.001 par value per share(2)	$11,500,000	$1,492.70
Underwriter's warrants(3)	$-	$-
Common stock, $0.001 par value per share, underlying underwriter warrants(2)(4)	$632,500	$82.10
TOTAL	$12,132,500	$1,574.80

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”). Includes offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

(2)

Pursuant to Rule 416 under the Securities Act, the shares of common stock registered hereby also include an indeterminate number of additional shares of common stock as may from time to time become issuable by reason of stock split, stock dividends, recapitalizations, or other similar transactions.

(3)

Represents warrants granted to the underwriter to purchase shares of common stock in an amount up to 5.0% of the number of shares of common stock sold to the public in this offering. See “Underwriting” contained within this registration statement for information on underwriting arrangements related to this offering. No registration fee pursuant to Rule 457(g) under the Securities Act.

(4)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act based on an estimate of the proposed maximum aggregate offering price. The underwriter's warrants are exercisable at a per share exercise price equal to 110% of the public offering price of one share of common stock. As estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) of the Securities Act, the proposed maximum offering price of the underwriter's warrants is equal to 110% of $575,000 (5.0% of $11,500,000).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED JULY 2, 2020

         Shares of Common Stock

This is a firm commitment public offering of          shares of our common stock (assuming a public offering price of $      per share based on the last sale price of our common stock as reported by OTC Markets Group, Inc. on          , 2020). Our common stock is quoted on the OTCQB Venture Market operated by OTC Markets Group, Inc. (“OTCQB”) under the ticker symbol “SNBP.” On July 1, 2020, the last reported sale price of our common stock was $6.00 per share. The price of our common stock as quoted on the OTCQB may not be indicative of the actual offering price. The actual offering price will be determined between us and the underwriter at the time of pricing and may be at a discount to the current market price. We have applied to list the shares of our common stock on the Nasdaq Capital Market under the symbol “SNBP.” No assurance can be given that our application will be approved or that a trading market will develop. Our share price on the OTCQB may not be indicative of the market price on the Nasdaq Capital Market, if we become listed.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page  of this prospectus, and under similar headings in any amendments or supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)

In addition, we have agreed to reimburse the underwriter for certain expenses. See “Underwriting”, beginning on page 81 for additional disclosure regarding underwriting discounts, commissions and estimated offering expenses.

We have granted a 45-day option to the underwriter to purchase up to           additional shares of common stock from us solely to cover over-allotments, if any.

The underwriter expects to deliver the shares on or about          , 2020.

Craig-Hallum Capital Group

The date of this prospectus is          , 2020

Table of Contents

Page

’

Prospectus Summary	1
The Offering	6
SUMMARY CONSOLIDATED FINANCIAL DATA	7
Risk Factors	8
CAUTIONARY Note Regarding Forward-Looking Statements	21
Use of Proceeds	22
Price Range of Common Stock	23
CAPITALIZATION	28
DILUTION	30
Dividend Policy	31
Management’s Discussion and Analysis of Financial Condition and Results of Operations	32
Business	42
Management	64
Executive Compensation	69
Security Ownership of Certain Beneficial Owners AND Management	72
DESCRIPTION OF Securities	73
SHARES ELIGIBLE FOR FUTURE SALE	75
UNDERWRITING	77
Legal Matters	85
Experts	85
Where You Can Find More Information	85
FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with any information other than that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We have not and the underwriter has not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable. We are ultimately responsible for all disclosure included in this prospectus.

You should rely only on the information contained in this prospectus, as supplemented and amended. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

We urge you to read carefully this prospectus, as supplemented and amended, before deciding whether to invest in any of the securities being offered.

i

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should carefully read this entire prospectus, including our financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in each case included elsewhere in this prospectus. Unless otherwise stated or the context requires otherwise, references in this prospectus to “Sun BioPharma”, the “Company”, “we”, “us”, “our” and similar references refer to Sun BioPharma, Inc. and its wholly-owned subsidiary, Sun BioPharma Australia Pty Ltd. (“SBA”).

Business Overview

We are a clinical-stage biopharmaceutical company focused on developing SBP-101, a proprietary small molecule polyamine metabolic inhibitor delivered subcutaneously for the treatment of patients with pancreatic cancer and other solid tumor cancers. We have an exclusive license to the worldwide rights to this compound from the University of Florida Research Foundation (“UFRF”), and we obtained US Orphan Drug Status for SBP-101 in 2014. In the second quarter of 2020, the Food and Drug Administration (“FDA”) granted Fast Track designation to SBP-101. To date, we have invested approximately $25 million in developing SBP-101, which we are initially targeting as a first-line therapy for metastatic pancreatic ductal adenocarcinoma (“PDA”) in combination with gemcitabine and nab-paclitaxel (“Gem + Nab”), a chemotherapy standard of care. We recently reported positive interim Phase 1a data demonstrating SBP-101 (as first-line therapy in combination with Gem + Nab) was generally well tolerated by PDA patients and presented a 62% objective response rate, which is more than double contemporary response rates for Gem + Nab alone. In addition, 69% of patients experienced a reduction of greater than 75% in CA 19-9 serum levels, a biomarker negatively associated with long-term survival benefit in PDA. We believe SBP-101 represents a novel approach that is differentiated from current programs targeting pancreatic and other solid tumor cancers and, if approved, has the potential to significantly impact clinical outcomes of patients with cancer.

Pancreatic cancer is a major unmet medical need. Pancreatic cancer is the number three cause of US cancer deaths according to the National Cancer Institute’s SEER Program. Pancreatic cancer has a 5-year survival rate of just 10%, the lowest rate among major cancers. Current common treatment regimens for PDA, which accounts for approximately 95% of all cases of pancreatic cancer, offer median overall survival of between 8.5 months (Von Hoff 2013) and 11.1 months (Conroy 2011). Only three first-line treatment combinations have been approved by the FDA for pancreatic cancer in the last 25 years, and the two current standard treatment regimens, Gem + Nab and FOLFIRINOX (comprised of leucovorin, fluorouracil, irinotecan, and oxaliplatin), have a 23% objective response rate and 32% objective response rate, respectively, in Phase 3 studies, as compared to SBP-101’s 62% response rate reported in interim Phase 1a results.

Polyamines are organic compounds found in nearly all living species and are essential for the growth and function of normal cells. In many cancers, polyamine metabolism is highly upregulated causing hyper-proliferation of tumor cells. Past approaches to polyamine metabolic inhibition as cancer therapy focused on inhibiting synthetic enzymes involved in polyamine metabolism. These approaches produced unwanted toxicity effects or were ineffective because of compensatory mechanisms such as increased extracellular polyamine uptake by tumor cells. SBP-101 is a novel polyamine analogue which is structurally similar to spermine and designed to exploit the self-regulating nature of polyamines. A characteristic of pancreatic cancer is high extracellular uptake of polyamines, and SBP-101 is preferentially taken up by tumor cells, thereby downregulating polyamine synthesis and decreasing further uptake, which inhibits cell proliferation. Moreover, SBP-101 does not trigger a polyamine catabolic cascade and the creation of harmful reactive oxygen species. In addition to PDA, there are many other solid tumors where increased polyamine synthesis has been found. Across all potential indications for SBP-101, we are working to identify biomarkers within cancer patient populations that are associated with aberrant polyamine metabolism and developing proprietary diagnostic tools to better select patients who would benefit from our therapy.

Our Strategy

Our goal is to develop and commercialize SBP-101 for the treatment of pancreatic cancer and explore additional potential indications for SBP-101 in other solid tumor types. The key elements of our business strategy to achieve this goal include:

●	Leveraging the insights, experience and networks of our management team.

●	Advancing our product candidate, SBP-101, as rapidly as possible through clinical development for the treatment of patients with metastatic pancreatic cancer.

●

Identify biomarkers within cancer patient populations that are associated with aberrant polyamine metabolism to better select patients who would benefit from our therapy and facilitate the development of SBP-101 for the treatment of other cancer types.

●	Evaluate strategic opportunities to accelerate development timelines and maximize the value of our product candidate in collaboration with third parties.

Clinical Trials

In August 2015, the FDA accepted our Investigational New Drug (“IND”) application for our SBP-101 product candidate. We have completed an initial clinical trial of SBP-101 in patients with previously treated locally advanced or metastatic pancreatic cancer. This was a Phase 1, first-in-human, dose-escalation, safety study. From January 2016 through September 2017, we enrolled twenty-nine patients into six cohorts, or groups, in the dose-escalation phase of the Phase 1 trial. Twenty-four of the patients had received at least two prior chemotherapy regimens. No drug-related serious adverse events occurred during the first four cohorts. In cohort five, serious adverse events (klebsiella sepsis with metabolic acidosis in one patient, renal and hepatic toxicity in one patient, and mesenteric vein thrombosis with metabolic acidosis in one patient) were observed in three of the ten patients, two of whom exhibited progressive disease at the end of their first cycle of treatment and were determined by the Data Safety Monitoring Board (“DSMB”) to have dose-limiting toxicities (“DLTs”). Consistent with the study protocol, the DSMB recommended continuation of the study by expansion of cohort 4, one level below that at which DLTs were observed. Four patients were enrolled in this expansion cohort. One patient developed focal pancreatitis at the site of the primary tumor after 2.3 months, and SBP-101 was considered well tolerated below dose level five. The most common drug related adverse events were nausea, vomiting, diarrhea, injection site pain and abdominal pain, which were mostly mild, grades 1 or 2, and are symptoms common in patients with pancreatic cancer. No drug-related bone marrow toxicity or peripheral neuropathy was observed at any dose level.

In addition to being evaluated for safety, 23 of the 29 patients were evaluable for preliminary signals of efficacy prior to or at the eight-week conclusion of their first cycle of treatment using the Response Evaluation Criteria in Solid Tumors version 1.1 (“RECIST”), the current standard for evaluating change in the size of tumors. Eight of the 23 patients (35%) had Stable Disease (“SD”) and 15 of 24 (65%) had Progressive Disease (“PD”). It should be noted that of the 15 patients with PD, six came from cohorts one and two and are considered to have received less than potentially therapeutic doses of SBP-101. We also noted that 28 of the 29 patients had follow-up blood tests measuring the Tumor Marker CA 19-9 associated with pancreatic ductal adenocarcinoma. Eleven of these patients (39%) had reductions in the CA 19-9 levels, as measured at least once after the baseline assessment. Seven of the remaining 17 patients who showed no reduction in CA 19-9 came from cohorts one and two.

By cohort, SD occurred in two patients in cohort 3, two patients in cohort 4 and four patients in cohort 5. The best response outcomes and best median survival were observed in the group of patients who received total cumulative doses of approximately 6 mg/kg (cohort 3). Two of four patients (50%) showed SD at week eight. Median survival in this group was 5.9 months, with two patients surviving 8 and 10 months, respectively. By total cumulative dose received, five of 12 patients (42%) who received total cumulative doses between 2.5 mg/kg and 8.0 mg/kg had reductions in the CA19-9 levels, as measured at least once after the baseline assessment. Nine of these patients (67%) exceeded 3 months of overall survival (“OS”), three patients (25%) exceeded 9 months of OS and two patients (17%) exceeded 1 year of OS and were still alive at the end of the study. With the approval of the DSMB, we cancelled the Phase 1b portion of the first-in-human monotherapy study in order to evaluate SBP-101 as a first line, combination chemotherapy in patients with metastatic pancreatic cancer.

We began enrolling patients in our current first-line clinical trial in June of 2018. This second clinical trial is a Phase 1a/1b study of the safety, efficacy and pharmacokinetics of SBP-101 administered in combination with two standard-of-care chemotherapy agents, gemcitabine and nab-paclitaxel. We are currently conducting the trial at six study sites (four in Australia and two in the United States). In the Phase 1a portion of this trial, we enrolled three cohorts of four to nine patients with increased dosage levels of SBP-101 administered in the second and third cohorts. We completed enrollment in the first three cohorts of Phase 1a in the fourth quarter of 2019, and, based on preliminary safety findings, a 4th cohort began enrollment in January 2020. We completed enrollment in this 4th cohort in February 2020. Demonstration of adequate safety in Phase 1a has enabled Phase 1b exploration of efficacy, in which we plan to enroll a maximum 36 patients using the recommended dosage regimen determined in Phase 1a. We began enrolling in this expansion phase in February of 2020. Additional funding will be required to complete the Phase 1b clinical trial and to plan a randomized phase 2 study. As of December 31, 2019, preliminary efficacy results from evaluable patients in cohorts 2 and 3 (N=13) showed manageable toxicity, an objective response rate of 62% and a disease control rate of 85%, with several patients still ongoing. Approximately 69% of patients (N=16; includes 3 patients who did not receive follow-up scans) had a maximum CA 19-9 decrease greater than 75%. Interim results from the Phase 1b expansion are expected to become available late in the second half of 2020.

Recent Developments

As we continue to actively advance our clinical programs and discovery and research programs, we are in close contact with the third parties we engage with, who are primarily located in the United States, and are assessing the impact of the COVID-19 pandemic on each of our programs, expected timelines and costs on an ongoing basis. In light of recent developments relating to the COVID-19 pandemic, the focus of healthcare providers and hospitals on fighting the virus, and consistent with the FDA’s updated industry guidance for conducting clinical trials issued on March 18, 2020, we and our contract research organizations have made certain adjustments to the operation of our clinical trials in an effort to ensure the monitoring and safety of patients and minimize risk to trial integrity during the pandemic and generally, and we may need to make further adjustments in the future. In addition, our employees are all telecommuting. The effects of the COVID-19 pandemic could severely impact our business and clinical trials. See “Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.” for more information regarding the potential impact of the COVID-19 pandemic on our business and operations. We will continue to evaluate the impact of the COVID-19 pandemic on our business and expect to reevaluate the timing of our anticipated preclinical and clinical milestones as we learn more and the impact of the COVID-19 pandemic on our industry becomes more clear.

Through the date of this prospectus, we have:

●	organized the Company;

●	evaluated and secured intellectual property for our core technology;

●	completed required pre-clinical steps in the development plan for SBP-101 for pancreatic cancer;

●	secured an orphan drug designation from the FDA;

●	submitted an investigational new drug (“IND”) application to the FDA in May 2015;

●	received an acceptance of an IND application from the FDA in August 2015;

●	received acceptance of a Clinical Trial Notification by the Australian Therapeutic Goods Administration in September 2015;

●	completed a Phase 1a monotherapy safety study of SBP-101in the treatment of patients with metastatic pancreatic ductal adenocarcinoma;

●	completed synthetic process improvement measures expected to be scalable for commercial use and secured intellectual property on this process;

●

commenced a second Phase 1a /1b clinical study of SBP-101, a front-line study with SBP-101 given in combination with a current standard of care in patients with pancreatic ductal adenocarcinoma who are previously untreated for metastatic disease; 24 subjects have been enrolled in the Phase 1a portion of the study and we transitioned to enrollment in the Phase 1b portion of the study in February 2020; and

●

received Fast Track Designation from the FDA for SBP-101 being developed for first-line treatment of patients with metastatic PDA when administered in combination with gemcitabine and nab-paclitaxel in June 2020.

Risks Associated with Our Business

Our business is subject to many significant risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. You should read and carefully consider these risks, together with the risks set forth under the section titled “Risk Factors” and all of the other information in this prospectus, including the financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our securities. If any of the risks discussed in this prospectus actually occur, our business, financial condition or operating results could be materially and adversely affected. In particular, our risks include, but are not limited to, the following:

●	We are a company with limited history for you to evaluate our business which makes it difficult for you to evaluate our historical business and to assess our future viability.

●	As a result of our current lack of financial liquidity, we and our auditors have expressed substantial doubt regarding our ability to continue as a “going concern.”

●	Our lack of diversification increases the risk of an investment in our Company and our financial condition and results of operations may deteriorate if we fail to diversify.

●	We may be unable to obtain the additional capital that is required to execute our business plan, which could restrict our ability to grow.

●	Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.

●	Raising additional capital may cause dilution to our stockholders or restrict our operations.

●

The market for our product candidate is highly competitive and is subject to rapid scientific change, which could have a material adverse effect on our business, results of operations and financial condition.

●

Our product candidate is based on new formulation of an existing technology which has never been approved for the treatment of any cancer and, consequently, is inherently risky. Concerns about the safety and efficacy of our product candidate could limit our future success.

●

Clinical trials required for our product candidate are expensive and time-consuming, and their outcome is highly uncertain. If any of our drug trials are delayed or yield unfavorable results, we will have to delay application for or may be unable to obtain regulatory approval for our product candidate.

●

Due to our reliance on third-parties to conduct our clinical trials, we are unable to directly control the timing, conduct, expense and quality of our clinical trials, which could adversely affect our clinical data and results and related regulatory approvals.

●	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

●

Our directors, executive officers and significant stockholders have substantial control over us and could limit stockholders’ ability to influence the outcome of key transactions, including changes of control.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

Corporate History

Sun BioPharma, Inc. was originally incorporated under the laws of the State of Delaware in September 2011. In 2015, we became a public company by completing a reverse merger transaction (the “Merger”) with a wholly owned subsidiary of Cimarron Medical, Inc., a public company organized under the laws of the State of Utah. Upon completion of the Merger and other separate but contemporaneous transactions by certain of our stockholders, our stockholders collectively owned approximately 99.0% of the post-Merger public company, which was renamed “Sun BioPharma, Inc.” In 2016, we reincorporated under the laws of the State of Delaware via a merger with our operating subsidiary, resulting in our current corporate form.

Corporate Information

Our corporate mailing address is 712 Vista Blvd, #305, Waconia, MN 55387. Our telephone number is (952) 479-1196, and our website is www.sunbiopharma.com. The information on our website is not part of this prospectus. We have included our website address as a factual reference and do not intend it to be an active link to our website. The information contained in or connected to our website is not incorporated by reference into, and should not be considered part of, this prospectus.

Sun BioPharma™, the Sun BioPharma logo, and other trademarks or service marks of Sun BioPharma, Inc. appearing in this prospectus are our property. Trade names, trademarks, and service marks of other companies appearing in this prospectus are the property of the respective holders.

The Offering

Common stock offered by us	shares of our common stock (or shares if the underwriter exercises its over-allotment option in full)

Over-allotment option	We have granted the underwriter an option for a period of up to 45 days to purchase up to additional shares of common stock to cover over-allotments, if any.

Common stock outstanding before this offering	7,068,308 shares

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriter exercises its over-allotment option in full)

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $      million, or approximately $      million if the underwriter exercises its over-allotment option in full, at an assumed public offering price of $      per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for the continued clinical development of our initial product candidate SBP-101, the repayment of approximately $0.8 million of outstanding indebtedness, and for working capital and other general corporate purposes. See “Use of Proceeds” on page .

Underwriter's warrants

The registration statement of which this prospectus is a part also registers for sale common stock issuable upon the exercise of warrants to purchase up to           shares of our common stock to the underwriter as a portion of the underwriting compensation payable to the underwriter in connection with this offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, on the date of issuance and expiring on the five-year anniversary of the effective date of this offering at an exercise price equal to 110% of the public offering price of one share of common stock in this offering. Please see “Underwriting -  Underwriter's Warrants” for a description of these warrants.

Risk Factors	You should read the “Risk Factors” section of this prospectus beginning on page for a discussion of factors to consider carefully before deciding to invest in our securities.

OTCQB symbol	“SNBP”

Proposed Nasdaq Capital Market trading symbol	We have applied to list our common stock on the Nasdaq Capital Market under the symbol “SNBP.”

The number of shares of our common stock outstanding before and after this offering is based on 7,068,308 shares of our common stock outstanding as of June 30, 2020, and excludes:

●	1,958,411 shares of common stock issuable upon the exercise of outstanding stock options as of the date of this prospectus at a weighted average exercise price of $6.36 per share;

●	1,105,959 additional shares of common stock reserved and available for future issuances under our equity plans;

●	3,934,099 shares of common stock issuable upon exercise of stock purchase warrants at a weighted average exercise price of $5.79 per share; and

●	shares of common stock issuable upon exercise of the warrants issued to the underwriter at the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants or the conversion of shares issuable pursuant to convertible promissory notes.

Except as otherwise stated herein, the information in this prospectus assumes no exercise by the underwriter of its option to purchase up to          additional shares of common stock to cover over-allotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following selected historical financial information is derived from our consolidated financial statements appearing elsewhere in this prospectus and should be read in conjunction with our consolidated financial statements, including the accompanying notes thereto, beginning on page F-1. Our historical results for any period are not necessarily indicative of results to be expected in any other period, including the full fiscal year ending December 31, 2020. You should read this information together with the sections titled “Capitalization”, “Dilution” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Summary of Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Three months ended March 31,		Year ended December 31,
	2020	2019	2019	2018
	(unaudited)	(unaudited)
Operating Expenses:
General and administrative	$468	$303	$1,973	$2,108
Research and development	598	350	2,349	1,783
Total operating expenses	1,066	653	4,322	3,891
Operating loss	(1,066)	(653)	(4,322)	(3,891)
Other expense	(824)	(999)	(2,293)	(2,268)
Net loss	$(1,798)	$(1,581)	$(6,200)	$(5,905)

Net loss per share - basic and diluted	$(0.27)	$(0.31)	$(1.09)	$(1.27)
Weighted average shares outstanding - basic and diluted	7,068,308	5,072,397	5,700,314	4,662,080

Summary Consolidated Balance Sheet Information
(in thousands)

	March 31,		December 31,
	2020	2019	2019	2018
	(unaudited)	(unaudited)
Cash	$1,296	$1,379	$2,449	$1,405
Total assets	$2,136	$1,911	$3,144	$1,898
Total current liabilities	$1,412	$2,499	$1,759	$1,630
Long-term debt, net	$–	$–	$–	$–
Stockholders’ equity (deficit)	$724	$(588)	$1,385	$268

Risk Factors

Any investment in our securities involves a high degree of risk. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our securities. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related to Our Business

We are a company with limited operating history for you to evaluate our business.

We have a limited operating history for you to consider in evaluating our business and prospects. As such, it is difficult for potential investors to evaluate our business.

We have experienced negative cash flows for our operating activities since inception, primarily due to the investments required to develop and commercialize our primary drug candidate, SBP-101. Our financing cash flows historically have been positive due to proceeds from the sale of equity securities and promissory notes issuances. Our net cash used in operating activities was $1.1 million for the three months ended March 31, 2020 and $2.7 million for the year ended December 31, 2019, and we had working capital of $0.7 million and $1.3 million as of the same dates respectively.

Our operations are subject to all the risks, difficulties, complications and delays frequently encountered in connection with the formation of any new business, as well as those risks that are specific to the pharmaceutical and biotechnology industries in which we compete. Investors should evaluate us considering the delays, expenses, problems and uncertainties frequently encountered by companies developing markets for new products, services and technologies. We may never overcome these obstacles.

As a result of our current lack of financial liquidity, we and our auditors have expressed substantial doubt regarding our ability to continue as a “going concern.”

As a result of our current lack of financial liquidity, our auditors’ report for our 2019 financial statements, which is included as part of this report, contains a statement concerning our ability to continue as a “going concern.” Our lack of sufficient liquidity could make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we may obtain and our public stock price generally.

Our continuation as a “going concern” is dependent upon, among other things, achieving positive cash flow from operations and, if necessary, augmenting such cash flow using external resources to satisfy our cash needs. Our plans to achieve positive cash flow primarily include engaging in offerings of securities. Additional potential sources of funds include negotiating up-front and milestone payments on our current and potential future product candidates or royalties from sales of our products that secure regulatory approval and any milestone payments associated with such approved products. These cash sources could, potentially, be supplemented by financing or other strategic agreements. However, we may be unable to achieve these goals or obtain required funding on commercially reasonable terms, or at all, and therefore may be unable to continue as a going concern.

Our lack of diversification increases the risk of an investment in our Company and our financial condition and results of operations may deteriorate if we fail to diversify.

Our Board of Directors has centered our attention on our drug development activities, which are currently focused on our initial product candidate SBP-101, the polyamine analogue compound we licensed from the UFRF. Our ability to diversify our investments will depend on our access to additional capital and financing sources and the availability and identification of suitable opportunities.

Larger companies have the ability to manage their risk by diversification. However, we lack and expect to continue to lack diversification, in terms of both the nature and geographic scope of our business. As a result, we will likely be impacted more acutely by factors affecting pharmaceutical and biotechnology industries in which we compete than we would if our business were more diversified, enhancing our risk profile. If we cannot diversify our operations, our financial condition and results of operations could deteriorate.

We may be unable to obtain the additional capital that is required to execute our business plan, which could restrict our ability to grow.

Our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital and will not be sufficient to fund our expected continuing opportunities. We will require additional capital to continue to operate our business.

Future acquisitions, research and development and capital expenditures, as well as our administrative requirements, such as clinical trial costs, salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses, will require a substantial amount of additional capital and cash flow. There is no guarantee that we will be able to raise additional capital required to fund our ongoing business on commercially reasonable terms or at all.

We intend to pursue sources of additional capital through various financing transactions or arrangements, including collaboration arrangements, debt financing, equity financing or other means. We may not be successful in locating suitable financing transactions on commercially reasonable terms, in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources will not be sufficient to fund our operations going forward.

Any additional capital raised through the sale of equity may dilute the ownership percentage of our stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities which may have a further dilutive effect.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, both generally and in the pharmaceutical and other drug development industries in particular, our status as a new enterprise without a significant demonstrated operating history, the limited diversity of our activities and/or the loss of key personnel. If the amount of capital we are able to raise from financing activities is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations, we may be required to cease our operations.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs, which may adversely impact our financial condition.

Our business is subject to risks arising from epidemic diseases, such as the COVID-19 pandemic.

The recent outbreak of COVID-19, which has been declared by the World Health Organization to be a pandemic, has spread across the globe and is impacting worldwide economic activity. A pandemic, including COVID-19, or other public health epidemic poses the risk that we or our employees, contractors, suppliers, and other partners may be prevented from conducting business activities for an indefinite period of time, including due to the spread of the disease within these groups or due to shutdowns that may be requested or mandated by governmental authorities. While it is not possible at this time to estimate the impact that the COVID-19 pandemic could have on our business, the continued spread of COVID-19 and the measures taken by the governments of countries affected could disrupt the supply chain and the manufacture or shipment of both drug substance and finished drug product for our product candidate for preclinical testing and clinical trials and adversely impact our business, financial condition or results of operations. We often attend and present clinical updates at various medical and investor conferences throughout the year. The COVID-19 pandemic has caused, and is likely to continue to cause, cancellations or reduced attendance of these conferences and we may need to seek alternate methods to present clinical updates and to engage with the medical and investment communities. The spread of COVID-19 may also slow potential enrollment of clinical trials and reduce the number of eligible patients for our clinical trials. The COVID-19 pandemic, including related mitigation measures, may also have an adverse impact on global economic conditions which could have an adverse effect on our business and financial condition and our potential to conduct financings on terms acceptable to us, if at all. The extent to which the COVID-19 pandemic impacts our results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

We may not be able to effectively manage our growth, which may harm our profitability.

Our strategy envisions expanding our business. If we fail to effectively manage our growth, our financial results could be adversely affected. Growth may place a strain on our management systems and resources. We must continue to refine and expand our business development capabilities, our systems and processes and our access to financing sources. As we grow, we must continue to hire, train, supervise and manage new employees. We cannot assure you that we will be able to:

●	expand our systems effectively or efficiently or in a timely manner;

●	allocate our human resources optimally;

●	identify and hire qualified employees or retain valued employees; or

●	incorporate effectively the components of any business that we may acquire in our effort to achieve growth.

If we are unable to manage our growth, our operations and our financial results could be adversely affected by inefficiency, which could diminish our profitability.

Our business may suffer if we do not attract and retain talented personnel.

Our success will depend in large measure on the abilities, expertise, judgment, discretion, integrity and good faith of our management and other personnel in conducting our business. We have a small management team, and the loss of a key individual or inability to attract suitably qualified staff could materially adversely impact our business.

In January of 2020 Dr. Michael Cullen, our Executive Chairman, President and CEO, announced his intention to resign as CEO of the Company. He intends to continue as the Executive Chairman and is expected to remain an employee of the company focused on drug development. The Board is conducting a search for a new CEO and Dr. Cullen intends to continue to serve as CEO to facilitate a successful transition.

Our success depends on the ability of our management, employees, consultants and joint venture partners, if any, to interpret market data correctly and to interpret and respond to economic market and other conditions in order to locate and adopt appropriate investment opportunities, monitor such investments, and ultimately, if required, to successfully divest such investments. Further, no assurance can be given that our key personnel will continue their association or employment with us or that replacement personnel with comparable skills can be found. We will seek to ensure that management and any key employees are appropriately compensated; however, their services cannot be guaranteed. If we are unable to attract and retain key personnel, our business may be adversely affected.

The market for our product candidate is highly competitive and is subject to rapid scientific change, which could have a material adverse effect on our business, results of operations and financial condition.

The pharmaceutical and biotechnology industries in which we compete are highly competitive and characterized by rapid and significant technological change. We face intense competition from organizations such as pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies. Some of these organizations are pursuing products based on technologies similar to our technology. Other of these organizations have developed and are marketing products or are pursuing other technological approaches designed to produce products that are competitive with our product candidates in the therapeutic effect these competitive products have on the disease targeted by our product candidate. Our competitors may discover, develop or commercialize products or other novel technologies that are more effective, safer or less costly than any that we may develop. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for our product candidate.

Many of our competitors are substantially larger than we are and have greater capital resources, research and development staffs and facilities than we have. In addition, many of our competitors are more experienced in drug discovery, development and commercialization, obtaining regulatory approvals and drug manufacturing and marketing.

We anticipate that the competition with our product candidate and technology will be based on a number of factors including product efficacy, safety, availability and price. The timing of market introduction of our planned future product candidates and competitive products will also affect competition among products. We expect the relative speed with which we can develop our product candidate, complete the required clinical trials, establish a strategic partner and supply appropriate quantities of the product candidate for late stage trials, if required, to be important competitive factors. Our competitive position will also depend upon our ability to attract and retain qualified personnel, to obtain patent protection in non-U.S. markets, which we currently do not have, or otherwise develop proprietary products or processes and to secure sufficient capital resources for the period between technological conception and commercial sales or out-license to a pharmaceutical partner. If we fail to develop and deploy our proposed product candidate in a successful and timely manner, we will in all likelihood not be competitive.

We face significant risks in our product candidate development efforts.

Our business depends on the successful development and commercialization of our product candidates. We are currently focused on developing our initial product candidate, SBP-101, for the treatment of PDA and are not permitted to market it in the United States until we receive approval of an NDA from the FDA, or in any foreign jurisdiction until we receive the requisite approvals from such jurisdiction. The process of developing new drugs and/or therapeutic products is inherently complex, unpredictable, time-consuming, expensive and uncertain. We must make long-term investments and commit significant resources before knowing whether our development programs will result in drugs that will receive regulatory approval and achieve market acceptance. A product candidate that appears to be promising at all stages of development may not reach the market for a number of reasons that may not be predictable based on results and data from the clinical program. A product candidate may be found ineffective or may cause harmful side effects during clinical trials, may take longer to progress through clinical trials than had been anticipated, may not be able to achieve the pre-defined clinical endpoints even though clinical benefit may have been achieved, may fail to receive necessary regulatory approvals, may prove impracticable to manufacture in commercial quantities at reasonable cost and with acceptable quality, or may fail to achieve market acceptance.

We cannot predict whether or when we will obtain regulatory approval to commercialize our initial product candidate and we cannot, therefore, predict the timing of any future revenues from this or other product candidates, if any. The FDA has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. For example, the FDA:

●

could determine that the information provided by us was inadequate, contained clinical deficiencies or otherwise failed to demonstrate the safety and effectiveness of any of our product candidates for any indication;

●

may not find the data from clinical trials sufficient to support the submission of an NDA or to obtain marketing approval in the United States, including any findings that the clinical and other benefits of our product candidates outweigh their safety risks;

●

may disagree with our trial design or our interpretation of data from preclinical studies or clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our trials;

●	may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for the manufacturing of our product candidates;

●	may approve our product candidates for fewer or more limited indications than we request, or may grant approval contingent on the performance of costly post-approval clinical trials;

●	may change its approval policies or adopt new regulations; or

●	may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of our product candidates.

Any failure to obtain regulatory approval of our initial product candidate or future product candidates we develop, if any, would significantly limit our ability to generate revenues, and any failure to obtain such approval for all of the indications and labeling claims we deem desirable could reduce our potential revenues.

Our product candidate is based on new formulation of an existing technology which has never been approved for the treatment of any cancer and, consequently, is inherently risky. Concerns about the safety and efficacy of our product candidate could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new technologies. These risks include the possibility that any product candidates we create will not be effective, that our current product candidate will be unsafe, ineffective or otherwise fail to receive the necessary regulatory approvals or that our product candidate will be hard to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal additional complications associated with our product candidate. The responses of potential physicians and others to information about complications could materially affect the market acceptance of our product candidate, which in turn would materially harm our business.

Clinical trials required for our product candidate are expensive and time-consuming, and their outcome is highly uncertain. If any of our drug trials are delayed or yield unfavorable results, we will have to delay application for or may be unable to obtain regulatory approval for our product candidate.

We must conduct extensive testing of our product candidate before we can obtain regulatory approval to market and sell it. We need to conduct both preclinical animal testing and human clinical trials. Conducting these trials is a lengthy, time-consuming and expensive process. These tests and trials may not achieve favorable results for many reasons, including, among others, failure of the product candidate to demonstrate safety or efficacy, the development of serious or life-threatening adverse events, or side effects, caused by or connected with exposure to the product candidate, difficulty in enrolling and maintaining subjects in the clinical trial, lack of sufficient supplies of the product candidate or comparator drug, and the failure of clinical investigators, trial monitors, contractors, consultants, or trial subjects to comply with the trial protocol. A clinical trial may fail because it did not include a sufficient number of patients to detect the endpoint being measured or reach statistical significance. A clinical trial may also fail because the dose(s) of the investigational drug included in the trial were either too low or too high to determine the optimal effect of the investigational drug in the disease setting. Many clinical trials are conducted under the oversight of Independent Data Monitoring Committees (“IDMCs”). These independent oversight bodies are made up of external experts who review the progress of ongoing clinical trials, including available safety and efficacy data, and make recommendations concerning a trial’s continuation, modification, or termination based on interim, unblinded data. Any of our ongoing clinical trials may be discontinued or amended in response to recommendations made by responsible IDMCs based on their review of such interim trial results.

We will need to reevaluate our product candidate if it does not test favorably and either conduct new trials, which are expensive and time consuming, or abandon our drug development program. Even if we obtain positive results from preclinical or clinical trials, we may not achieve the same success in future trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in clinical trials, even after promising results have been obtained in earlier trials. The failure of clinical trials to demonstrate safety and effectiveness for the desired indication could harm the development of our product candidate and our business, financial condition and results of operations may be materially harmed.

The results of pre-clinical studies and completed clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later studies or trials.

Pre-clinical studies and Phase 1 and Phase 2 clinical trials are not primarily designed to test the efficacy of a product candidate in the general population, but rather to test initial safety, to study pharmacokinetics and pharmacodynamics, to study limited efficacy in a small number of study patients in a selected disease population, and to identify and attempt to understand the product candidate’s side effects at various doses and dosing schedules. Success in pre-clinical studies or completed clinical trials does not ensure that later studies or trials, including continuing pre-clinical studies and large-scale clinical trials, will be successful nor does it necessarily predict future results. Favorable results in early studies or trials may not be repeated in later studies or trials, and product candidates in later stage trials may fail to show acceptable safety and efficacy despite having progressed through earlier trials.

Due to our reliance on third-parties to conduct our clinical trials, we are unable to directly control the timing, conduct, expense and quality of our clinical trials, which could adversely affect our clinical data and results and related regulatory approvals.

We extensively outsource our clinical trial activities and expect to directly perform only a small portion of the preparatory stages for planned trials. We rely on independent third-party contract research organizations (“CROs”) to perform most of our clinical trials, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bio-analytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If a CRO’s processes, methodologies or results are determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely affected or invalidated.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

In order to manufacture and sell our product candidate, we must comply with extensive international and domestic regulations. In order to sell our product candidate in the United States, approval from the FDA is required. The FDA approval process is expensive and time-consuming. We cannot predict whether our product candidate will be approved by the FDA. Even if our product candidate is approved, we cannot predict the time frame for such approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to obtain than FDA approval. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our product candidate can be used safely and successfully in a broad enough segment of the indicated patient population for a satisfactory length of time, our product candidate would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

We may be unable to formulate or manufacture our product candidate in a way that is suitable for commercial use.

Changes in product formulations and manufacturing processes may be required as our product candidate progresses in clinical development and is ultimately commercialized. If we are unable to develop suitable product formulations or manufacturing processes to support large scale clinical testing of our product candidate, we may be unable to supply necessary materials for our clinical trials, which would delay the development of our product candidate. Similarly, if we are unable to supply sufficient quantities of our product candidate or develop product formulations suitable for commercial use, we will not be able to successfully commercialize our product candidate.

We lack sales, marketing and distribution capabilities and currently expect to rely on third parties to market and distribute our product candidate, which may harm or delay our commercialization efforts.

We currently have no sales, marketing, or distribution capabilities and do not currently intend to develop such capabilities in the foreseeable future. If we are unable to partner with a larger pharmaceutical organization having the expertise and capacity to perform these functions, then we may be unable to sell any product that we develop. We may not be able to enter into any necessary arrangements, including marketing or distribution agreements, on acceptable terms, if at all. Should our strategic partners, if any, be unable to effectively sell our products, then our ability to generate revenues will be significantly harmed.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and in the sale of products after regulatory approval. Product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention and adversely affect our reputation and the demand for our product. In any such event, your investment in our securities could be materially and adversely affected.

Risks Related to the Regulation of our Business

Federal and state pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

The Food and Drug Administration Modernization Act (the “FDMA”), established a public registry of open clinical trials involving drugs intended to treat serious or life-threatening diseases or conditions in order to promote public awareness of and access to these clinical trials. Under the FDMA, pharmaceutical manufacturers and other trial sponsors are required to post the general purpose of these trials, as well as the eligibility criteria, location and contact information of the trials. Failure to comply with any clinical trial posting requirements could expose us to negative publicity, fines and other penalties, all of which could materially harm our business.

In recent years, several states, including California, Vermont, Maine, Minnesota, New Mexico and West Virginia have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement actions and fines and other penalties and could receive adverse publicity, all of which could harm our business.

If the product candidate we develop becomes subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, our ability to successfully commercialize our product candidate may be impaired.

Our future revenues, profitability and access to capital will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care through various means. We expect several federal, state and foreign proposals to control the cost of drugs through government regulation. We are unsure of the impact recent health care reform legislation may have on our business or what actions federal, state, foreign and private payors may take in response to the recent reforms. Therefore, it is difficult to predict the effect of any implemented reform on our business. Our ability to commercialize our product candidate successfully will depend, in part, on the extent to which reimbursement for the cost of such product candidate and related treatments will be available from government health administration authorities, such as Medicare and Medicaid in the United States, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care products, particularly for indications for which there is no current effective treatment or for which medical care typically is not sought. Adequate third-party coverage may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product research and development. If adequate coverage and reimbursement levels are not provided by government and third-party payors for use of our product candidates, our product candidates may fail to achieve market acceptance and our results of operations will be harmed.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

Legislative and regulatory actions affecting government prescription drug procurement and reimbursement programs occur relatively frequently. In the United States, the ACA was enacted in 2010 to expand healthcare coverage. Since then, numerous efforts have been made to repeal, amend or administratively limit the ACA in whole or in part. For example, the Tax Cuts and Jobs Act, signed into law by President Trump in 2017, repealed the individual health insurance mandate, which is considered a key component of the ACA. In December 2018, a Texas federal district court struck down the ACA on the grounds that the individual health insurance mandate is unconstitutional, although this ruling has been stayed pending appeal. The ongoing challenges to the ACA and new legislative proposals have resulted in uncertainty regarding the ACA’s future viability and destabilization of the health insurance market. The resulting impact on our business is uncertain and could be material.

Efforts to control prescription drug prices could also have a material adverse effect on our business. For example, in 2018, President Trump and the Secretary of the U.S. Department of Health and Human Services (“HHS”) released the "American Patients First Blueprint" and have begun implementing certain portions. The initiative includes proposals to increase generic drug and biosimilar competition, enable the Medicare program to negotiate drug prices more directly and improve transparency regarding drug prices and ways to lower consumers' out-of-pocket costs. The Trump administration also proposed to establish an “international pricing index” that would be used as a benchmark to determine the costs and potentially limit the reimbursement of drugs under Medicare Part B. Among other pharmaceutical manufacturer industry-related proposals, Congress has proposed bills to change the Medicare Part D benefit to impose an inflation-based rebate in Medicare Part D and to alter the benefit structure to increase manufacturer contributions in the catastrophic phase. The volume of drug pricing-related bills has dramatically increased under the current Congress, and the resulting impact on our business is uncertain and could be material.

In addition, many states have proposed or enacted legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as by requiring biopharmaceutical manufacturers to publicly report proprietary pricing information or to place a maximum price ceiling on pharmaceutical products purchased by state agencies. For example, in 2017, California’s governor signed a prescription drug price transparency state bill into law, requiring prescription drug manufacturers to provide advance notice and explanation for price increases of certain drugs that exceed a specified threshold. Both Congress and state legislatures are considering various bills that would reform drug purchasing and price negotiations, allow greater use of utilization management tools to limit Medicare Part D coverage, facilitate the import of lower-priced drugs from outside the United States and encourage the use of generic drugs. Such initiatives and legislation may cause added pricing pressures on our products.

Changes to the Medicaid program at the federal or state level could also have a material adverse effect on our business. Proposals that could impact coverage and reimbursement of our products, including giving states more flexibility to manage drugs covered under the Medicaid program and permitting the re-importation of prescription medications from Canada or other countries, could have a material adverse effect by limiting our products’ use and coverage. Furthermore, state Medicaid programs could request additional supplemental rebates on our products as a result of an increase in the federal base Medicaid rebate. To the extent that private insurers or managed care programs follow Medicaid coverage and payment developments, they could use the enactment of these increased rebates to exert pricing pressure on our products, and the adverse effects may be magnified by their adoption of lower payment schedules.

Other proposed regulatory actions affecting manufacturers could have a material adverse effect on our business. It is difficult to predict the impact, if any, of any such proposed legislative and regulatory actions or resulting state actions on the use and reimbursement of our products in the United States, but our results of operations may be adversely affected.

Risks Related to Our Intellectual Property

If we are unable to obtain, maintain and enforce our proprietary rights, we may not be able to compete effectively or operate profitably.

We are party to a license agreement with UFRF. The patent underlying the licensed intellectual property and those of other biopharmaceutical companies, are generally uncertain and involve complex legal, scientific and factual questions.

Our ability to develop and commercialize drugs depends in significant part on our ability to: (i) obtain and/or develop broad, protectable intellectual property; (ii) obtain additional licenses, if required, to the proprietary rights of others on commercially reasonable terms; (iii) operate without infringing upon the proprietary rights of others; (iv) prevent others from infringing on our proprietary rights; and (v) protect our corporate know-how and trade secrets.

Patents that we may acquire and those that might be issued in the future, may be challenged, invalidated or circumvented, and the rights granted thereunder may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology we develop. Because of the extensive time required for development, testing and regulatory review of a potential product candidates, it is possible that, before any of our product candidates can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thus reducing any advantage of the patent.

Because patent applications in the U.S. and many foreign jurisdictions are typically not published until at least 12 months after filing, or in some cases not at all, and because publications of discoveries in the scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that either we or our licensors were the first to make the inventions claimed in issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in these patent applications.

Additionally, UFRF previously elected to seek protection for certain elements of the licensed technology only in the United States, and the time to file for international patent protection has expired. This limits the strength of the Company’s intellectual property position in certain markets and could affect the overall value of the Company to a potential corporate partner.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to various types of patent litigation or other proceedings regarding intellectual property rights from time to time even under circumstances where we are not using and do not intend to use any of the intellectual property involved in the proceedings.

The cost of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we will be able to because our competitors may have substantially greater financial resources. If any patent litigation or other proceeding is resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing our drugs without a license from the other party and we may be held liable for significant damages. We may not be able to obtain any required license(s) on commercially acceptable terms or at all.

Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Obtaining and maintaining our patent protection depends upon compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case.

Confidentiality agreements with employees and others may not adequately prevent disclosure of our know-how, trade secrets and other proprietary information and may not adequately protect our intellectual property, which could impede our ability to compete.

Because we operate in the highly technical field of medical technology development, we rely in part on trade secret protection in order to protect our proprietary trade secrets and unpatented know-how. However, trade secrets are difficult to protect, and we cannot be certain that others will not develop the same or similar technologies on their own. We have taken steps, including entering into confidentiality agreements with all of our employees, consultants and corporate partners to protect our trade secrets and unpatented know-how. These agreements generally require that the other party keep confidential and not disclose to third parties any confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us. We also typically obtain agreements from these parties which provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. Enforcing a claim that a party illegally obtained and is using our trade secrets or know-how is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or know-how. The failure to obtain or maintain trade secret protection could adversely affect our competitive position.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology industry, we employ individuals who were previously employed at other biotechnology companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to this Offering and Ownership of our Common Stock

Our directors, executive officers and significant stockholders have substantial control over us and could limit stockholders’ ability to influence the outcome of key transactions, including changes of control.

As of December 31, 2019, our directors and executive officers beneficially owned 24.5% of our common stock and together may be able to influence significantly all matters requiring approval by our stockholders. As of the same date, one holder of greater than five percent of our common stock beneficially owned 11.6% of our common stock and would, along with certain other shareholders, be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. The stockholders may have interests that differ from other stockholders, and they may vote in a way with which other stockholders disagree and that may be adverse to the interests of other stockholders. The concentration of ownership of our common stock may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company, and may affect the market price of our common stock. This concentration of ownership of our common stock may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all of our stockholders.

Our common stock is eligible for quotation on the over-the-counter-market but not listed on any national securities exchange.

Our shares of common stock are eligible for quotation on the OTCQB tier of the over-the-counter markets under the symbol “SNBP.” Despite eligibility for quotation, no assurance can be given that any market for our common stock will develop or, if one develops, that it will be maintained for any period of time. Quotation on the over-the-counter markets is generally understood to be a less active, and therefore less liquid, trading market than other types of markets such as a national securities exchange. In comparison to a listing on a national securities exchange, quotation on the over-the-counter markets is expected to have an adverse effect on the liquidity of shares of our common stock, both in terms of the number of shares that can be bought and sold at a given price, but also through delays in the timing of transactions and reduction in analyst and media coverage. This may result in lower prices for our common stock than might otherwise be obtained and could also result in a larger spread between the bid and ask prices for our common stock.

Our common stock may be a “penny stock,” which may make it difficult to sell shares of our common stock.

Our common stock has from time to time been categorized as a “penny stock” as defined in Rule 3a51-1 of the Exchange Act and may be subject to the requirements of Rule 15g-9 of the Exchange Act. Under this rule, broker-dealers who sell penny stocks must, among other things, provide purchasers of these stocks with a standardized risk-disclosure document prepared by the SEC. Under applicable regulations, unless it becomes listed on a national securities exchange, including pursuant to our pending application to list our common stock on the Nasdaq Capital Market, our common stock will generally remain a “penny stock” until such time as its per-share price is $5.00 or more (as determined in accordance with SEC regulations), or until we meet certain net asset or revenue thresholds. These thresholds include the possession of net tangible assets (i.e., total assets less intangible assets and liabilities) in excess of $2 million or average revenues equal to at least $6 million for each of the last three years.

The penny-stock rules significantly limit the liquidity of securities in the secondary market, and many brokers choose not to participate in penny-stock transactions. As a result, there is generally less trading in penny stocks. If you become a holder of our common stock, you may not always be able to resell shares of our common stock in a public broker’s transaction, if at all, at the times and prices that you feel are fair or appropriate.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the book value of the shares of our common stock.

The proposed public offering price of the shares of our common stock is substantially higher than the net tangible book value per share of our common stock. Investors purchasing shares of common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing shares of common stock in this offering will incur immediate dilution of $             per share, based on an assumed public offering price of $             per share. Further, investors purchasing shares of common stock in this offering will contribute approximately         % of the total amount invested by shareholders since our inception, but will own, as a result of such investment, only approximately       % of the shares of common stock outstanding immediately following this offering. As a result of the dilution to investors purchasing shares of common stock in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. Further, because we may need to raise additional capital to fund our anticipated level of operations, we may in the future sell substantial amounts of common stock or securities convertible into or exchangeable for common stock. These future issuances of equity or equity-linked securities, together with the exercise of outstanding options and any additional shares issued in connection with acquisitions, if any, may result in further dilution to investors.

Trading in our common stock has been minimal and investors may not be able to sell as much stock as they want at prevailing prices.

As of June 30, 2020, the 30-day average daily trading volume in our common stock was less than 500 shares as reported by OTC Markets Group Inc. If trading in our stock continues at that level, it may be difficult for investors to sell or buy substantial quantities of shares in the public market at any given time at prevailing prices as significant price movement can be caused trading a relatively small number of shares. Accordingly, the market price for shares of our common stock may be made more volatile because of the relatively low volume of trading in our common stock. We cannot guarantee that a more liquid market for our common stock will develop.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline and cause investors to lose part or all of their investment.

If our stockholders sell substantial amounts of our common stock in the public market or upon the expiration of any statutory holding period under Rule 144, or upon expiration of lock-up periods applicable to outstanding shares, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether sales have occurred or are occurring, also could make our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate more difficult.

Securities analysts may not initiate coverage or continue to cover our common stock, and this may have a negative impact on the market price of our common stock.

Common stock prices are often significantly influenced by the research and reports that securities analysts publish about companies and their business. We do not have any control over these analysts. There is no guarantee that securities analysts will cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect the market price of our common stock. If our common stock is covered by securities analysts and our stock is downgraded, our stock price will likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we can lose visibility in the financial markets, which can cause our stock price or trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering, and our use of those proceeds may not yield a favorable return on investment.

We intend to use the net proceeds from this offering for the continued clinical development of our initial product candidate SBP-101 and for working capital and other general corporate purposes. However, our management has broad discretion of how these proceeds are used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds from this offering effectively or in a manner that increases our market value or results in revenue. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds.

Raising additional capital may cause dilution to our stockholders or restrict our operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, stockholders’ ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect their rights as stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our product development and commercialization goals and harm our business. We do not anticipate any adverse effects stemming from the lack of available credit facilities at this time.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult or prevent a third party from acquiring control of us without the approval of our Board of Directors. These provisions:

●	set limitations on the removal of directors;

●	limit who may call a special meeting of stockholders;

●	establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings;

●	do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

●	establish a classified board of directors limiting the number of directors that are elected each year; and

●	provide our Board of Directors the ability to designate the terms of and issue preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock unless our Board of Directors has pre-approved the acquisitions that lead to such ownership. These provisions may have the effect of entrenching our management team and may deprive stockholders of the opportunity to sell their shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

If we issue preferred stock, the rights of holders of our common stock and the value of such common stock could be adversely affected.

Our Board of Directors is authorized to issue classes or series of preferred stock, without any action on the part of the stockholders. The Board of Directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, dissolution or winding-up of our business and other terms. If we issue preferred stock in the future that has a preference over the common stock with respect to the payment of dividends or upon liquidation, dissolution or winding-up, or if we issue preferred stock with voting rights that dilute the voting power of the common stock, the rights of holders of the common stock or the value of the common stock would be adversely affected.

The protection provided by the federal securities laws relating to forward-looking statements does not currently apply to us. The lack of this protection could harm us in the event of an adverse outcome in a legal proceeding relating to forward-looking statements made by us.

Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to certain issuers, including penny stock issuers. To the extent our common stock is considered a penny stock, we will not be eligible for the statutory safe harbor included in the Exchange Act of 1934. As a result, we will not have the benefit of this statutory safe harbor protection in the event of certain legal actions based upon forward-looking statements. The lack of this protection in a contested proceeding could harm our financial condition and, ultimately, the value of our common stock.

We have identified a significant deficiency in internal control over financial reporting, if we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. Any failure of these controls could also prevent us from maintaining accurate accounting records and discovering accounting errors and financial fraud.

In the course of completing its assessment of internal control over financial reporting as of December 31, 2019, management did not identify any material weaknesses but did identify a significant deficiency in the number of personnel available to serve the Company’s accounting function, specifically management believes that we may not be able to adequately segregate responsibility over financial transaction processing and reporting. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting. Although we are unable to remediate the significant deficiency with current personnel, we are mitigating its potential impact, primarily through greater involvement of senior management in the review and monitoring of financial transaction processing and reporting.

In addition, management’s assessment of internal controls over financial reporting may identify additional weaknesses and conditions that need to be addressed or other potential matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting or disclosure of management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

CAUTIONARY Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this report. These factors include:

●	the fact that we are a company with limited operating history for you to evaluate our business;

●	our lack of diversification and the corresponding risk of an investment in our Company;

●	potential deterioration of our financial condition and results due to failure to diversify;

●	our ability to obtain additional capital, on acceptable terms or at all, required to implement our business plan;

●	progress and success of our Phase 1 clinical trial;

●	our ability to demonstrate safety and effectiveness of our product candidate;

●	our ability to obtain regulatory approvals for our product candidate in the United States, the European Union or other international markets;

●	the market acceptance and future sales of our product candidate;

●	the cost and delays in product development that may result from changes in regulatory oversight applicable to our product candidate;

●	the rate of progress in establishing reimbursement arrangement with third-party payors;

●	the effect of competing technological and market developments;

●	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims; and

●	other risk factors included under the caption “Risk Factors” starting on page of this prospectus.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. You should read this prospectus completely. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

We caution investors not to place undue reliance on any forward-looking statement that speaks only as of the date made and to recognize that forward-looking statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described under the caption “Risk Factors” of this prospectus, as well as others that we may consider immaterial or do not anticipate at this time. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Our expectations reflected in our forward-looking statements can be affected by inaccurate assumptions that we might make or by known or unknown risks and uncertainties, including those described in under the caption “Risk Factors” of this prospectus. The risks and uncertainties described under the caption “Risk Factors” of this prospectus are not exclusive and further information concerning us and our business, including factors that potentially could materially affect our financial results or condition, may emerge from time to time. We assume no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements. We advise investors to consult any further disclosures we may make on related subjects in our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”).

Use of Proceeds

We estimate that the net proceeds from our issuance and sale of shares of our common stock in this offering will be approximately $      million, assuming a public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering. If the underwriter exercises its over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $      million.

A $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease the net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 100,000 shares in the number of shares of common stock offered would increase (decrease) our proceeds by approximately $         , assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

●	for the continued clinical development of our initial product candidate SBP-101;

●

for the repayment of approximately $0.8 million of principal and accrued interest due on outstanding indebtedness (See “Indebtedness” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” on page ); and

●	the remainder for working capital, business development and other general corporate purposes.

Our expected use of net proceeds from this offering represents our intentions based on our present plans and business conditions, which could change as our plans and business conditions evolve. The amount and timing of our actual expenditures will depend on numerous factors, including the timing and success of clinical studies or clinical studies we may commence in the future, the timing of regulatory submissions and the feedback from regulatory authorities. As a result, our management will have broad discretion over the use of the net proceeds from this offering. Pending our use of the net proceeds from this offering, we may temporarily invest the net proceeds in investment-grade, interest-bearing securities.

We anticipate that the net proceeds from this offering together with our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the middle of 2022. We currently estimate that these funds will enable us to complete a dose-escalation study of SBP-101 in combination with the current standard of care treatment for patients with pancreatic ductile adenocarcinoma. We are also currently evaluating the appropriate timing and form of the next clinical trial to be initiated at the completion of the Phase 1b expansion of the current study. It is expected to be a randomized phase 2 trial for patients with metastatic PDA. Additional clinical trials will likely be required for FDA or other similar approvals if the results of the current clinical trial of our SBP-101 product candidate remain positive. The cost and timing of additional clinical trials are highly dependent on the nature and size of the trials. However, it is estimated that the next steps in the approval process could cost between $20 and $40 million.

Predicting the cost necessary to develop product candidates can be difficult and we anticipate that we will need additional funds to conduct a larger randomized trial of the type generally required for obtaining regulatory approval to commercialize a drug. We have based these estimates on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

Price Range of Common Stock

Our common stock became quoted on the over-the-counter markets in 2015 under the symbol “SNBP” and it has been quoted on the OTCQB Venture Market, administered by OTC Markets Group, Inc., since 2016. Despite eligibility for quotation, no assurance can be given that any market for our common stock will develop or be maintained. We have applied to list our common stock on the Nasdaq Capital Market under the same symbol. No assurance can be given that our application will be approved or that a trading market will develop. Our share price on the OTCQB may not be indicative of the market price on the Nasdaq Capital Market, if we become listed. If an “established trading market” ever develops in the future, the sale of shares of our common stock that are deemed to be “restricted securities” pursuant to Rule 144 of the SEC by members of management or others may have a substantial adverse impact on any such market.

Set forth below are the high and low bid prices for our common stock for the first quarter of 2020 and each quarter of 2019 and 2018 for which data is available. These bid prices were obtained from OTC Markets Group Inc. All prices listed below reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

Fiscal 2020	High	Low
Second Quarter (through June 30, 2020)	$5.25	$4.40
First Quarter	$5.20	$4.20

Fiscal 2019	High	Low
Fourth Quarter	$5.82	$4.00
Third Quarter	$5.25	$2.25
Second Quarter	$3.00	$2.00
First Quarter	$3.50	$2.10

Fiscal 2018	High	Low
Fourth Quarter	$4.00	$3.25
Third Quarter	$5.75	$3.55
Second Quarter	$7.50	$5.00
First Quarter	$9.00	$4.75

On July 1, 2020, the last reported sale price of our common stock on the OTCQB was $6.00 per share. As of the same date, we had 283 holders of record of our common stock.

Equity Compensation Plan Information

The following table provides information as of December 31, 2019 regarding outstanding grants and shares available for grant under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	1,744,811	(2)	$6.526	19,549
Equity compensation plans not approved by security holders	–		–	–
Total	1,744,811			19,549

(1)	Consists of the 2011 Stock Option Plan and 2016 Omnibus Incentive Plan, each described in more detail below.
(2)

Represents 1,480,451 shares underlying common stock options under the 2016 Plan and 246,360 shares underlying common stock options under the 2011 Plan. We ceased issuing awards under the 2011 Plan upon stockholder approval of the 2016 Plan in 2016.

2011 Stock Option Plan

The Sun BioPharma, Inc. 2011 Stock Option Plan (the “2011 Plan”) was adopted by our Board of Directors in 2011 and subsequently approved by our stockholders in 2012. Upon the initial stockholder approval of the 2016 Plan, our Board of Directors ceased making grants under the 2011 Plan, although awards outstanding under the 2011 Plan will remain outstanding in accordance with and pursuant to the terms thereof. Options granted under the 2011 Plan have a maximum term of ten years and generally vest over zero to two years for employees. As of June 30, 2020, options to purchase 264,360 shares of common stock remained outstanding under the 2011 Plan with a weighted average price of $2.86 per share.

2016 Omnibus Incentive Plan

The Sun BioPharma, Inc. 2016 Omnibus Incentive Plan was initially adopted by our Board of Directors in March 2016 and approved by our stockholders in May 2016. It was amended and restated by our Board of Directors in April 2020 and approved by our stockholders in May 2020 (as amended, the “2016 Plan”). The 2016 Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights and other stock awards to eligible employees, directors and consultants. We grant options to purchase shares of common stock under the 2016 Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the Plan have a maximum term of ten years. Under the 2016 Plan, a total of 2,800,000 shares of common stock were initially reserved for issuance. As of June 30, 2020 options to purchase 1,694,051 shares of our common stock were outstanding under the 2016 Plan with a weighted average price of $6.90 per share. A total of 1,105,949 shares of common stock remained available for future grants under the 2016 Plan as of the same date, subject to the evergreen provision described under “Shares Available” below.

Purpose

The purpose of the 2016 Plan is to promote the interests of our Company and our stockholders by providing key personnel of our Company and our affiliates with an opportunity to acquire a proprietary interest in the Company and thereby develop a stronger incentive to put forth maximum effort for the continued success and growth of our Company and our affiliates. In addition, the opportunity to acquire a proprietary interest in our Company will aid in attracting and retaining key personnel of outstanding ability. The 2016 Plan is also intended to provide non-employee directors of the Company with an opportunity to acquire a proprietary interest in the Company, to compensate non-employee directors for their contributions to the Company and to aid in attracting and retaining non-employee directors.

Administration

The 2016 Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). The Committee has the authority to adopt, revise and waive rules relating to the 2016 Plan and to determine the timing and identity of participants, the amount of any awards and other terms and conditions of awards. The Committee may delegate its responsibilities under the 2016 Plan to one or more of its members or to one or more directors or executive officers of the Company with respect to the selection and grants of awards to employees of the Company who are not deemed to be officers, directors or 10% stockholders of the Company under applicable federal securities laws. The Board of Directors will perform the duties and have the responsibilities of the Committee with respect to awards made to non-employee directors.

Eligibility

All employees of our Company and our affiliates, non-employee directors of our Company and any consultant or advisor who is a natural person and provides services to us or our affiliates are eligible to receive awards under the 2016 Plan at the discretion of the Committee or the Board, as applicable. No awards may be granted under the 2016 Plan in conjunction with a capital-raising transaction or the promotion or maintenance of a market for our securities. Incentive stock options under the 2016 Plan may be awarded to employees of the Company. As of April 3, 2020, there were approximately 9 total employees and non-employee directors. Such employees, directors and others who currently or may in the future provide services to us and our affiliates may be considered for the grant of awards under the 2016 Plan at the discretion of the Committee or the Board, as applicable.

Shares Available

The total number of shares of Company Common Stock available for distribution under the 2016 Plan is 2,800,000, subject to adjustment for future stock splits, stock dividends and similar changes in the capitalization of the Company. In addition, the 2016 Plan provides that the number of shares of Common Stock available for issuance under the 2016 Plan will increase on January 1 of each year beginning in 2021 and ending on January 1, 2025 in an amount equal to the lesser of (i) 20% of the total number of Fully Diluted Shares (as defined in the 2016 Plan) as of December 31 of the immediately preceding calendar year and (ii) such lesser number of shares as may be determined by the Board of Directors or the Committee prior to January 1st of any calendar year. The shares of our Common Stock covered by the 2016 Plan may be treasury shares or authorized but unissued shares.

Any shares subject to an award under the 2016 Plan that expires, is cancelled or forfeited or is settled for cash shall, to the extent of such expiration, cancellation, forfeiture or cash settlement, remain in the pool of shares available for grant under the 2016 Plan. The following shares will, however, continue to be charged against the foregoing maximum share limitations and will not again become available for grant: (i) shares tendered by the participant or withheld by us in payment of the purchase price of an Option, (ii) shares tendered by the participant or withheld by us to satisfy any tax withholding obligation with respect to an Option of SAR, (iii) shares subject to a SAR that are not issued in connection with the settlement of the SAR upon its exercise and (iv) shares repurchased by us with proceeds received from the exercise of a stock option issued under the 2016 Plan.

Types of Awards

The 2016 Plan allows us to grant stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units and other stock-based awards. The Committee may provide that the vesting or payment of any award will be subject to the attainment of certain performance objectives established by the Committee, in addition to completion by the plan participant of a specified period of service. The Committee may amend the terms of any award previously granted, but no amendment may materially impair the rights of any participant with respect to an outstanding award without the participant’s consent, unless such amendment is necessary to comply with applicable laws or stock exchange rules.

Stock Options

Stock options granted under the 2016 Plan may be either incentive stock options (“ISOs”), which are specifically designated as such for purposes of compliance with Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), or non-statutory stock options (“NSOs”). Options will vest as determined by the Committee, subject to statutory limitations regarding the maximum term of ISOs and the maximum value of ISOs that by vest in a single year. The exercise price of options may not be less than the fair market value of our Common Stock on the date of grant, which, if our shares or not readily tradable on an established securities market will be determined by the Committee as the result of a reasonable application of a reasonable valuation method that satisfies the requirements of Section 409A of the Code. The exercise price must be paid in full at the time of exercise and may be paid in cash or such other manner as permitted by the Committee, including by withholding shares issuable upon exercise or by delivery of shares already owned by a participant. Although not necessarily indicative of fair market value, the most recent sale price of a share of our common stock on the over the counter markets, which sale occurred on April 1, 2020, was $5.25 per share.

Stock Appreciation Rights

SARs provide for payment to the participant of all or a portion of the excess of the fair market value of a specified number of shares of our Common Stock on the date of exercise over a specified exercise price, which may not be less than the fair market value of our Common Stock on the date of grant. Payment may be made in cash or shares of our Common Stock or a combination of both, as determined by the Committee.

Restricted Stock

Restricted stock awards are awards of shares of our Common Stock that are subject to vesting conditions, and the corresponding lapse or waiver of forfeiture conditions and other restrictions, based on such factors and occurring over such period of time as the Committee may determine.

Restricted Stock Units

Restricted stock units provide a participant with the right to receive, in cash or shares of our Common Stock or a combination of both, the fair market value of a specified number of shares of our Common Stock, and will be subject to such vesting and forfeiture conditions and other restrictions as the Committee determines.

Other Stock-Based Awards

The Committee may grant other awards under the 2016 Plan that are valued by reference to and/or payable in whole or in part in shares of our Common Stock.

Terms of Awards and Plan Provisions

Substitute Awards

Awards may be granted under the 2016 Plan in substitution for awards granted by another entity acquired by our company or with which our company combines. The terms and conditions of these substitute awards will be comparable to the terms of the awards replaced and may therefore differ from the terms and conditions otherwise set forth in the 2016 Plan. Shares subject to substitute awards will not count against the 2016 Plan share reserve.

Repricing of Awards

The Committee may not reduce the exercise price of stock options or SARs granted under the 2016 Plan, exchange outstanding stock options or SARs with new stock options or SARs with a lower exercise price or a new full value award, repurchase underwater stock options or SARs or take any other action that would constitute a “repricing,” unless such action is first approved by our stockholders.

Transferability of Awards

Except as noted below, during the lifetime of a person to whom an award is granted, only that person, or that person’s legal representative, may exercise an option or SAR, or receive payment with respect to performance units or any other award. No award may be sold, assigned, transferred, exchanged or otherwise encumbered other than to a successor in the event of a participant’s death or pursuant to a qualified domestic relations order. However, the Committee may provide that awards, other than incentive stock options, may be transferable to members of the participant’s immediate family or to one or more trusts for the benefit of such family members or partnerships in which such family members are the only partners, if the participant does not receive any consideration for the transfer.

Termination of Service

Unless otherwise provided in an award agreement, upon termination of a participant’s service with us, all unvested and unexercisable portions of the participant’s outstanding awards will immediately be forfeited. If a participant’s service with us terminates other than for cause (as defined in the 2016 Plan), death or disability, the vested and exercisable portions of the participant’s outstanding stock options and SARs generally will remain exercisable for 90 days after termination. If a participant’s service terminates due to death or disability, the vested and exercisable portions of the participant’s outstanding stock options and SARs generally will remain exercisable for one year after termination. Upon termination for cause, all unexercised stock options and SARs will be forfeited.

Withholding

The 2016 Plan permits us to withhold from cash awards, and to require a participant receiving Common Stock under the 2016 Plan to pay us in cash, an amount sufficient to cover any required withholding taxes. In lieu of cash, the Committee may permit a participant to cover withholding obligations through a reduction in the number of shares delivered to such participant or a surrender of shares then owned by the participant.

Change in Control

If a change in control (as defined in the 2016 Plan) that involves a corporate transaction (as defined in the 2016 Plan) occurs and any outstanding award is continued, assumed or replaced by our Company or the surviving or successor entity in connection with such change in control, and if within 12 months after the change in control a participant’s employment or other service is terminated without cause or with good reason (as defined in the 2016 Plan), then (i) each of the participant’s outstanding options and SARs will become exercisable in full, and (ii) each of the participant’s unvested full value awards will fully vest. If any outstanding award is not continued, assumed or replaced in connection with such change in control, then the same consequences as specified in the previous sentence with respect to a termination of employment or other service will occur in connection with a change in control unless and to the extent the Committee elects to terminate such award in exchange for a payment in an amount equal to the intrinsic value of the award (or, if there is no intrinsic value, the award may be terminated without payment). The Committee may, in its discretion, take such other action as it deems appropriate with respect to outstanding awards for a change in control not involving a corporate transaction or may generally provide for different circumstances upon any change in control in an individual award agreement.

Adjustment of Awards

In the event of an equity restructuring, such as a stock dividend or stock split, that affects the per share value of our Common Stock, the Committee will make appropriate adjustment to: (i) the number and kind of securities reserved for issuance under the 2016 Plan, (ii) the number and kind of securities subject to outstanding awards under the 2016 Plan, (iii) the exercise price of outstanding options and SARs, and (iv) any maximum limitations prescribed by the 2016 Plan as to grants of certain types of awards. The Committee may also make similar adjustments in the event of any other change in our company’s capitalization, including a merger, consolidation, reorganization or liquidation.

Amendment and Termination

The 2016 Plan has a term of ten years from its effective date, or the earlier termination of the 2016 Plan by our Board of Directors. Our Board may amend the 2016 Plan at any time, but no amendment may materially impair the rights of any participant with respect to outstanding awards without the participant’s consent. Stockholder approval of any amendment of the 2016 Plan will be obtained if required by applicable law or the rules of any securities exchange on which our Common Stock may then be listed. Awards that are outstanding on the 2016 Plan’s termination date will remain in effect in accordance with the terms of the 2016 Plan and the applicable award agreements.

CAPITALIZATION

The following table presents a summary of our cash and cash equivalents and capitalization as of March 31, 2020:

●	on an actual basis;

●

on an as adjusted basis to give effect to the issuance and sale of        shares of our common stock and warrants to purchase up to        shares of our common stock in this offering at the assumed public offering price of $            per share less underwriting discounts and commissions and estimated offering expenses payable by us; and

●

on an as adjusted basis to give effect to (i) the issuance and sale of        shares of our common stock and warrants to purchase up to                  shares of our common stock in this offering at the assumed public offering price of $            per share less underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the conversion of outstanding convertible promissory notes.

The unaudited as adjusted information below is prepared for illustrative purposes only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing and whether or not the convertible promissory notes are converted. You should read the following table in conjunction with “Summary Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

(in thousands)	Actual as of March 31, 2020 (unaudited)	Offering Adjustment	Pro Forma as Adjusted for Offering
Cash	$1,296	$	$
Common stock, $0.001 par value, 100,000,000 shares authorized; 6,631,308 shares issued and outstanding, and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	7
Additional paid-in capital	42,671
Accumulated deficit	(43,056)
Accumulated comprehensive income	1,102
Total stockholders’ equity	724
Total capitalization	$1,826	$	$

Each $1.00 (decrease) in the assumed public offering price of $      per share would increase (decrease) each of cash, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $           , assuming the number of shares of common stock and warrants offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Similarly, each increase (decrease) of 100,000 shares in the number of shares of common stock and warrants offered would increase (decrease) cash, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            , assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding before and after this offering is based on 6,631,308 shares of our common stock outstanding as of March 31, 2020, and excludes:

●	1,745,811 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020 at a weighted average exercise price of $6.52 per share;

●	1,318,549 additional shares of common stock reserved and available for future awards under our 2016 Stock Option Plan, as amended and restated;(1)

●	3,497,099 shares of common stock issuable upon exercise of stock purchase warrants as of March 31, 2020 at a weighted average exercise price of $5.76 per share; and

●	shares of common stock issuable upon exercise of the warrants issued to the underwriter at the closing of this offering.

(1) The 2016 Omnibus Incentive Plan was last amended effective April 9, 2020 and was last approved by stockholders in May 2020. The amendment, among other things, increased the shares of common stock available for issuance under the plan by 1,300,000 shares.

DILUTION

If you purchase shares in this offering your interest will be diluted immediately to the extent of the difference between the assumed public offering price of $      per and the as adjusted net tangible book value per share of our common stock immediately following this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Our net tangible book value as of March 31, 2020 was approximately $724,000, or approximately $0.11 per share. Net tangible book value per share represents our total tangible assets less total tangible liabilities, excluding goodwill and customer relationship intangibles, divided by the number of shares of common stock outstanding as of March 31, 2020. The Company had no intangible assets as of the same date.

After giving effect to the sale of shares of our common stock in this offering at an assumed public offering price of $      per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020, would have been $          million, or $      per share. This represents an immediate increase in as adjusted net tangible book value of approximately $      per share to our existing stockholders, and an immediate dilution of $      per share to purchasers of shares in this offering, as illustrated in the following table:

Assumed public offering price per share			$
Net tangible book value per share as of March 31, 2020		$0.11
Increase per share attributable to new investors	$
As adjusted net tangible book value per share after this offering			$
Dilution per share to new investors in the offering			$

If the underwriter exercises its over-allotment option in full, the as adjusted net tangible book value will increase to $      per share, representing an immediate dilution of $      per share to new investors, assuming that the assumed public offering price remains the same and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed public offering price of $      per share would increase or decrease the net proceeds from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 100,000 shares in the number of shares of common stock offered would increase (decrease) our proceeds by approximately $            , assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock outstanding before and after this offering is based on 6,631,308 shares of our common stock outstanding as of March 31, 2020, and excludes:

●	1,745,811 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020 at a weighted average exercise price of $6.52 per share;

●	1,318,549 additional shares of common stock reserved and available for future issuances under our 2016 Stock Option Plan, as amended and restated;[1]

●	3,497,099 shares of common stock issuable upon exercise of stock purchase warrants as of March 31, 2020 at a weighted average exercise price of $5.76 per share; and

●	shares of common stock issuable upon exercise of the warrants issued to the underwriter at the closing of this offering.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. Following the completion of this offering, we intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not expect to pay cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness, plans for expansion and restrictions imposed by lenders, if any.

(1) The 2016 Omnibus Incentive Plan was last amended effective April 9, 2020 and was last approved by stockholders in May 2020. The amendment, among other things, increased the shares of common stock available for issuance under the plan by 1,300,000 shares.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results could differ materially from those contained in the forward-looking statements. Please read “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus for additional information regarding forward-looking statements used in this prospectus.

Overview

Sun BioPharma, Inc. and its wholly-owned subsidiary, Sun BioPharma Australia Pty Ltd. (collectively “we,” “us,” “our,” and the “Company”) exist for the primary purpose of advancing the commercial development of a proprietary polyamine analogue for the treatment of patients with pancreatic cancer and for a second indication in chronic pancreatitis. We have exclusively licensed worldwide rights to this compound, which has been designated as SBP-101, from UFRF.

In August 2015, the Food and Drug Administration (“FDA”) accepted our Investigational New Drug (“IND”) application for our SBP-101 product candidate. We have completed an initial clinical trial of SBP-101 in patients with previously treated locally advanced or metastatic pancreatic cancer. This was a Phase 1, first-in-human, dose-escalation, safety study. From January 2016 through September 2017, we enrolled 29 patients into six cohorts, or groups, in the dose-escalation phase of this Phase 1 trial. Twenty-four of the patients received at least two prior chemotherapy regimens. No drug-related serious adverse events occurred during the first four cohorts. In cohort five, serious adverse events (klebsiella sepsis with metabolic acidosis in one patient, renal and hepatic toxicity in one patient, and mesenteric vein thrombosis with metabolic acidosis in one patient) were observed in three of the ten patients, two of whom exhibited progressive disease at the end of their first cycle of treatment and were determined by the Data Safety Monitoring Board (“DSMB”) to be dose-limiting toxicities (“DLTs”). Consistent with the study protocol, the DSMB recommended continuation of the study by expansion of cohort 4, one level below that at which DLTs were observed. Four patients were enrolled in this expansion cohort. One patient developed focal pancreatitis at the site of the primary tumor after 2.3 months, but otherwise SBP-101 was considered well tolerated below dose level five. The most common drug related adverse events were nausea, vomiting, diarrhea, injection site pain and abdominal pain, which were mostly mild, grades 1 or 2, and are symptoms common in patients with pancreatic cancer. No drug-related bone marrow toxicity or peripheral neuropathy was observed at any dose level.

In addition to being evaluated for safety, 23 of the 29 patients were evaluable for preliminary signals of efficacy prior to or at the eight-week conclusion of their first cycle of treatment using the Response Evaluation Criteria in Solid Tumors (“RECIST”), the current standard for evaluating changes in the size of tumors. Eight of the 23 patients (35%) had Stable Disease (“SD”) and 15 of 24 (65%) had Progressive Disease (“PD”). It should be noted that of the 15 patients with PD, six came from cohorts 1 and 2 and are considered to have received less than potentially therapeutic doses of SBP-101. We also noted that 28 of the 29 patients had follow-up blood tests measuring the Tumor Marker CA 19-9 associated with pancreatic ductal adenocarcinoma. Eleven of these patients (39%) had reductions in the CA 19-9 levels, as measured at least once after the baseline assessment. Seven of the remaining 17 patients who showed no reduction in CA 19-9 came from cohorts one and two.

By cohort, stable disease occurred in two patients in cohort 3, two patients in cohort 4 and four patients in cohort 5. The best response outcomes and best median survival were observed in the group of patients who received total cumulative doses of approximately 6 mg/kg (cohort 3). Two of four patients (50%) showed SD at week eight. Median survival in this group was 5.9 months, with two patients surviving 8 and 10 months, respectively. By total cumulative dose received, 5 of 12 patients (42%) who received total cumulative doses between 2.5 mg/kg and 8.0 mg/kg had reductions in the CA19-9 levels, as measured at least once after the baseline assessment. Nine of these patients (67%) exceeded 3 months of overall survival (“OS”), three patients (25%) exceeded 9 months of OS and two patients (17%) exceeded 1 year of OS and were still alive at the end of the study. This study was conducted at clinical sites in both Australia and the United States. With the approval of the DSMB, we cancelled the Phase 1b portion of the first-in-human monotherapy study in order to evaluate SBP-101 as front line, combination chemotherapy in pancreatic cancer patients.

We began enrolling patients in our second clinical trial in June of 2018. This second clinical trial is a Phase 1a/1b study of the safety, efficacy and pharmacokinetics of SBP-101 administered in combination with two standard-of-care chemotherapy agents, gemcitabine and nab-paclitaxel. We are currently conducting the trial at six study sites (four in Australia and two in the United States). In the Phase 1a portion of this trial, we have completed enrollment in the fourth quarter of 2019 of three cohorts of four to nine patients with increased dosage levels of SBP-101 administered in the second and third cohorts and completed enrollment in February of 2020 in a fourth cohort to explore an alternate dosing schedule. Demonstration of adequate safety in Phase 1a allowed us to promptly begin enrollment in February 2020 in the Phase 1b exploration of efficacy. We plan to enroll up to 36 patients using the recommended dosage level and schedule determined in Phase 1a. Early results from the Phase 1b expansion could become available in the second half of 2020.

We estimate that completion of our Phase 1b clinical trial in PDA will require additional funding of up to 4.0 million.

The Company completed enrollment of the fourth cohort in the quarter ended March 31, 2020, this cohort is evaluating an alternative dosing schedule for the administration of SBP 101. Enrollment in the expansion (1b) phase of the trial began immediately after enrollment in the fourth cohort. Due to the COVID-19 pandemic, enrollment efforts were paused in early April and resumed in late May. All subjects enrolled at the time of the pause continued to be treated. Promising interim results were presented in a poster presentation at ASCO-GI; the poster contained data as of January 4, 2020 in the response-evaluable subjects in cohorts 2 and 3 (N=13). The conclusions at that time reflected (i) an objective response rate of 62%; 4 PRs were observed after 2 cycles of therapy and 4 PRs were observed after 4 cycles of therapy and (ii) a disease control rate (“DCR”) of 85% by RECIST criteria (at least SD for ≥ 16 weeks); 4 subjects had not reached week 16 scans.

Additional clinical trials will be required for FDA or other country approvals if the results of the front-line clinical trial of our SBP-101 product candidate justify continued development.

In June of 2020, the FDA designated a Fast Track development program to the investigation of SBP-101 for first-line treatment of patients with metastatic PDA when administered in combination with gemcitabine and nab-paclitaxel.

We are currently evaluating the appropriate timing and form of the next clinical trial to be initiated at the completion of the Phase 1b expansion of the current study. It is expected to be a randomized phase 2 trial for patients with metastatic PDA. Additional clinical trials will likely be required for FDA or other similar approvals if the results of the current clinical trial of our SBP-101 product candidate remain positive. The cost and timing of additional clinical trials are highly dependent on the nature and size of the trials. However, it is estimated that the next steps in the approval process could cost between $20 and $40 million.

Financial Overview

We have incurred losses of $42.6 million since inception. For the three months ended March 31, 2020, we incurred a net loss of $1.8 million. We also incurred negative cash flows from operating activities of $1.1 million for this period.

For the year ended December 31, 2019, we incurred a net loss of $6.2 million, which includes a non-cash charge of $2.1 million related to the amortization of the debt discount on $2.1 million of convertible notes which converted to common stock during the year. We expect to continue to incur substantial losses, which will generate negative net cash flows from operating activities, as we continue to pursue research and development activities and commercialize our SBP-101 product candidate.

Our cash was approximately $1.3 million and $2.4 million as of March 31, 2020 and December 31, 2019, respectively. A decrease of $1.1 million in cash for the three months ended March 31, 2020 was primarily due to negative cash flow from operations. Other than the temporary pause in enrollment in our current clinical trial, the Company has not experienced any significant disruptions to our operations as the result of the COVID-19 pandemic. We anticipate resuming enrollment as soon as conditions allow. The Company was not required to change management practices as it was decentralized prior to the current pandemic.

In May and June of 2020, we issued an aggregate of 437,000 shares of our common stock and warrants to purchase up to the same aggregate number of additional shares of common stock pursuant to closings under securities purchase agreements. Total proceeds from the sales of common stock and warrants was approximately $1.7 million, of which approximately $90,000 was received from officers and directors of the Company. The warrants issued under these purchase agreements are exercisable for a period of five years from the date of issuance at an initial exercise price of $6.00 per share.

We will need additional funds to continue our operations and execute our business plan, including completing our current Phase 1a /1b clinical trial, planning for required future trials and pursuing regulatory approvals in the United States, the European Union and other international markets. We historically have financed our operations principally from the sale of convertible debt and equity securities. While we have been successful in the past in obtaining the necessary capital to support our operations and we are likely to seek additional financing through similar means, there is no assurance that we will be able to obtain additional financing under commercially reasonable terms and conditions, or at all. This risk would increase if our clinical data is not positive or if economic or market conditions deteriorate.

If we are unable to obtain additional financing when needed, we would need to scale back our operations taking actions which may include, among other things, reducing use of outside professional service providers, reducing staff or staff compensation, significantly modify or delay the development of our SBP-101 product candidate, license to third parties the rights to commercialize our SBP-101 product candidate for pancreatic cancer or other applications that we would otherwise seek to pursue, or cease operations.

Key Components of Our Results of Operations

General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of salaries, benefits and other costs, including stock-based compensation, for our executive and administrative personnel; legal and other professional fees; travel, insurance and other corporate costs.

Research and Development Expenses

Since our inception, we have focused our activities on the development of SBP-101, our initial product candidate, for the treatment of pancreatic cancer. We expense both internal and external research and development costs as incurred. Research and development costs include expenses incurred in the conduct of our human clinical trials, for third-party service providers performing various testing and accumulating data related to our preclinical studies; sponsored research agreements; developing and scaling the manufacturing process necessary to produce sufficient amounts of the SBP-101 compound for use in our pre-clinical studies and human clinical trials; consulting resources with specialized expertise related to execution of our development plan for our SBP-101 product candidate; personnel costs, including salaries, benefits and stock-based compensation; and costs to license and maintain our licensed intellectual property. During 2019 and 2018, research and development expenditures were focused primarily on costs related to the execution our current Phase 1a /1b front line clinical trial.

We cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of our product candidates. At this time, due to the inherently unpredictable nature of preclinical and clinical development, we are unable to estimate with any certainty the costs we will incur and the timelines we will require in the continued development of our initial product candidate for pancreatic cancer and our other potential pipeline programs. Clinical and preclinical development timelines, the probability of success and development costs can differ materially from expectations. Our future research and development expenses will depend on the preclinical and clinical success of each product candidate that we develop, as well as ongoing assessments of the commercial potential of such product candidates. In addition, we cannot forecast whether our current or future product candidates may be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Completion of clinical trials may take several years or more, and the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate. The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	per patient trial costs;

●	the number of trials required for approval;

●	the number of sites included in the trials;

●	the number of patients that participate in the trials;

●	the length of time required to enroll suitable patients;

●	the number of doses that patients receive;

●	the drop-out or discontinuation rates of patients;

●	the duration of patient follow-up;

●	potential additional safety monitoring or other studies requested by regulatory agencies;

●	the number and complexity of analyses and tests performed during the trial;

●	the phase of development of the product candidate; and

●	the efficacy and safety profile of the product candidate.

Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple clinical trial sites and for contract research organizations, (“CRO”), which administer clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts and the achievement of milestones, such as number of patients enrolled. If timelines or contracts are modified based upon changes to the clinical trial design or scope of work to be performed, we modify our estimates of accrued expenses accordingly.

We expense costs associated with obtaining licenses for patented technologies when it is determined there is no alternative future use of the intellectual property subject to the license.

Other Income (Expense)

Other income (expense) consists of interest income, cash and non-cash interest expense and transaction gains and losses resulting from transactions denominated in other than our functional currency.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments, including those described below. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results and experiences may differ materially from these estimates.

While our significant accounting policies are more fully described in Note 4 to our Consolidated Financial Statements for the period ended December 31, 2019 appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our reported financial results and affect the more significant judgments and estimates that we use in the preparation of our financial statements.

Stock-Based Compensation

In accounting for share-based incentive awards we measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Calculating share-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period.

The fair values of share-based awards are estimated at the date of grant using the Black-Scholes option pricing model. The determination of the fair value of share-based awards is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term of each award. Expected volatility rates are based primarily on the volatility rates of a set of guideline companies, which consist of public and recently public biotechnology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term of options granted is determined using the “simplified” method. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

We grant options to employees and non-employees, including our directors. Grants made to new employees are awarded on a case by case basis. Option grants to employees generally vest annually over three years from the date of grant. Options granted to our non-employee directors generally vest over one-year from the date of grant. Options granted to other non-employees generally vest over three years. Options issued to employees and non-employees generally have a maximum term of ten years.

Option grants to non-employees have been made in conjunction with their service as advisors to us. Certain of these advisors have also purchased shares of stock in our private placement offerings, but none beneficially own 5% or more of our outstanding common stock.

Research and development costs

We charge research and development costs, including clinical trial costs, to expense when incurred. Our human clinical trials are, and will be, performed at clinical trial sites and are administered jointly by us with assistance from CROs. Costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials generally are accrued based on contracted amounts and the achievement of agreed upon milestones, such as patient enrollment, patient follow-up, etc. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the clinical trial sites and CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended at each clinical trial site and by each CRO.

Results of Operations

Comparison of the three months ended March 31, 2020 to the three months ended March 31, 2019:

(in thousands)	Three Months Ended March 31,
	2020	2019
	(unaudited)	(unaudited)	Percent Change
Operating expenses:
General and administrative	$468	$303	54.5%
Research and development	598	350	70.9%
Total operating expenses	1,066	653	63.2%

Other income (expense), net	(824)	(999)	-17.5%
Income tax benefit	92	71	29.6%

Net loss	$(1,798)	$(1,581)	13.7%

Research and development (“R&D”) and general and administrative (“G&A”) expenses include non-cash share-based compensation expense because of our issuance of stock options. We expense the fair value of equity awards over their vesting periods. The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. The awards granted through March 31, 2020 vest upon performance and time-based conditions. We expect to record additional non-cash share-based compensation expense in the future, which may be significant.

The following table summarizes the stock-based compensation expense in our statements of comprehensive loss for the three months ended March 31, 2020 and March 31, 2019 (in thousands):

	Three months ended March 31,
	2020	2019
	(unaudited)	(unaudited)
General and administrative	$99	10
Research and development	13	–
Total share-based compensation	$112	10

General and administrative expense

Our G&A expenses increased 54.5% to $468,000 in the first quarter of 2020 up from $303,000 in the first quarter of 2019. The increase is due in part to increased salary costs as employees had taken a voluntary reduction of salaries for a part of the first quarter of 2019; increased stock compensation expense, legal expenses made up the remaining increase.

Research and development expense

Our R&D expenses increased 70.9% to $598,000 in the first quarter of 2020 up from $350,000 in the first quarter of 2019 the increase is due primarily to increased clinical trial costs in the first quarter of 2020.

Other income (expense), net

Other expense, net, was $824,000 and $999,000 for the three months ended March 31, 2020 and 2019, respectively. The net expense in the quarter ended March 31, 2020 is composed primarily of a foreign currency exchange loss on the intercompany receivable balance. The net expense in the quarter ended March 31, 2019 is primarily the amortization of debt discount on convertible notes sold in December 2018 and January 2019, all of which converted into equity securities in 2019.

Income tax benefit

Income tax benefit increased to $92,000 for the three months ended March 31, 2020 up from $71,000 during the three months ended March 31, 2019. Our income tax benefit is derived primarily from refundable tax credits associated with our R&D activities conducted in Australia and was increased due to increased eligible R&D activities in the first three months of 2020 versus the first three months of 2019.

Comparison of the Year Ended December 31, 2019 to the Year Ended December 31, 2018

(in thousands)	Year Ended December 31,
	2019	2018	Percent Change
Operating expenses:
General and administrative	$1,973	$2,108	-6.4%
Research and development	2,349	1,783	31.7%
Total operating expenses	4,322	3,891	11.1%

Other expense, net	(2,293)	(2,268)	1.1%
Income tax benefit	415	254	63.4%

Net loss	$(6,200)	$(5,905)	5.0%

G&A and R&D expenses include non-cash stock-based compensation expense as a result of our issuance of stock options. The terms and vesting schedules for stock-based awards vary by type of grant and the employment status of the grantee. The awards granted through December 31, 2019 vest based upon time-based and performance conditions. We expect to record additional non-cash compensation expense in the future, which may be significant. The following table summarizes the stock-based compensation expense in our Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2019 and 2018 (in thousands):

(in thousands)	Year Ended December 31,
	2019	2018
General and administrative	$695	$1,497
Research and development	398	876
Total stock-based compensation	$1,093	$2,373

General and administrative expense

G&A expenses decreased 6.4% to $2.0 million in 2019, down from $2.1 million in 2018. The decrease in G&A expenses is primarily the result of fewer staff members in the year offset in part by increased legal fees and franchise tax expense.

Research and product development expense

R&D expenses increased 31.7% to $2.3 million in 2019, up from $1.8 million in 2018. The increase in R&D expenses resulted primarily from an increase in spending on manufacturing of SBP 101 for use in our clinical studies. As we expand our clinical studies it is expected that R&D will continue to increase.

Other expense, net

Other expense, net, was $2.3 million for both years ended December 31, 2019 and 2018. In 2019, these expenses were primarily the amortization of the debt discount on the 2018 Notes which converted on June 30, 2019. In 2018, these expenses were primarily the amortization of the debt discount on the 2017 Notes which converted in 2018.

Income tax benefit

Income tax benefit increased to $415,000 in 2019, up from $254,000 in 2018. Our income tax benefit is derived primarily from refundable tax incentives associated with our R&D activities conducted in Australia. The current year increase reflects an increase in the costs eligible for the Australian R&D tax incentive.

Liquidity and Capital Resources

The following table summarizes our liquidity and capital resources as of March 31, 2020 and December 31, 2019 and our cash flow data for the three months ended March 31, 2020 and 2019 and is intended to supplement the more detailed discussion that follows (in thousands):

Liquidity and Capital Resources	March 31, 2020 (unaudited)	December 31, 2019
Cash	$1,296	$2,449
Working capital	$679	$2,076

Cash Flow Data	Three Months Ended March 31,
	2020 (unaudited)	2019 (unaudited)
Cash provided by (used in):
Operating activities	$(1,120)	$(783)
Financing activities	(26)	758
Effect of exchange rate changes on cash	(7)	(1)
Net increase (decrease) in cash	$(1,153)	$(26)

Working Capital

Our total cash was $1.3 million and $2.4 million as of March 31, 2020 and December 31, 2019, respectively. We had $1.4 million in current liabilities and working capital of $0.7 million as of March 31, 2020, compared to $1.8 million in current liabilities and a working capital of $1.3 as of December 31, 2019.

Cash Flows

Net Cash Used in Operating Activities

Net cash used in operating activities was $1.1 million in the three months ended March 31, 2020 compared to $0.8 million in the three months ended March 31, 2019. The net cash used in each of these periods primarily reflects the net loss for these periods and is partially offset by the effects of changes in operating assets and liabilities.

Net Cash Provided by Financing Activities

Net cash used by financing activities was $26,000 for the three months ended March 31, 2020 and net cash provided by financing activities was $0.8 million for the three months ended March 31, 2019. The cash provided for the three months ended March 31, 2019 represents the gross proceeds from the sale of the Notes sold during the quarter.

Capital Requirements

As we continue to pursue our operations and execute our business plan, including the completion of our current Phase 1 clinical trial for our initial product candidate, SBP-101, in pancreatic cancer, planning for required future trials and pursuing regulatory approvals in the United States, the European Union and other international markets, we expect to continue to incur substantial and increasing losses, which will continue to generate negative net cash flows from operating activities.

Our future capital uses and requirements depend on numerous current and future factors. These factors include, but are not limited to, the following:

●	the progress of clinical trials required to support our applications for regulatory approvals, including our Phase 1a /1b clinical trial, a human clinical trial in Australia and the United States;

●	the impact of the current COVID-19 pandemic on our ability to monitor and complete enrollment in our current clinical trial;

●	our ability to demonstrate the safety and effectiveness of our SBP-101 product candidate;

●	our ability to obtain regulatory approval of our SBP-101 product candidate in the United States, the European Union or other international markets;

●	the cost and delays in product development that may result from changes in regulatory oversight applicable to our SBP-101 product candidate;

●	the market acceptance and level of future sales of our SBP-101 product candidate;

●	the rate of progress in establishing reimbursement arrangements with third-party payors;

●	the effect of competing technological and market developments; and

●	the costs involved in filing and prosecuting patent applications and enforcing or defending patent claims.

Through the date of this prospectus, we have used primarily convertible debt and equity financings to fund our ongoing business operations and short-term liquidity needs, and we expect to continue this practice for the foreseeable future. As of March 31, 2020, we did not have any existing credit facilities under which we could borrow funds.

We expect that we will increase our projected expenditures once we have additional capital on hand in order to continue our efforts to grow our business and complete our Phase 1a clinical trial for our SBP-101 product candidate. Accordingly, we expect to make additional expenditures in performing our Phase 1a /1b clinical trial and related support activities. With sufficient capital, we also expect to invest in additional R&D efforts on mechanism of action, biomarkers and secondary indications in other cancer types. The exact amounts and timing of any expenditure may vary significantly from our current intentions. We will need to obtain additional funds to continue our operations and execute our business plans, including completing our current Phase 1 clinical trial, planning for required future trials and pursuing regulatory approvals in the United States, the European Union and other international markets. We historically have financed our operations principally from the sale of convertible debt and equity securities. While we have been successful in the past in obtaining the necessary capital to support our operations, and have similar future plans to obtain additional financing, there is no assurance that we will be able to obtain additional financing under commercially reasonable terms and conditions, or at all. This risk would increase if our clinical data is inconclusive or not positive or economic conditions worsen in the market as a whole or in the pharmaceutical or biotechnology markets individually.

If we are unable to obtain additional financing when needed, we will likely need to reduce our operations by taking actions which may include, among other things, reducing use of outside professional service providers, reducing staff or further reduce staff compensation, significantly modifying or delaying the development of our SBP-101 product candidate, licensing rights to third parties, including the right to commercialize our SBP-101 product candidate for patients with pancreatic cancer, or other applications that we would otherwise seek to pursue, or discontinuing operations entirely.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interests of our current stockholders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our current stockholders. If we issue preferred stock, it could affect the rights of our stockholders or reduce the value of our common stock. Specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our regulatory approvals and commercialization goals and harm our business.

Our future success is dependent upon our ability to obtain additional financing, the success of our current Phase 1 clinical trial and required future trials, our ability to obtain marketing approval for our SBP-101 product candidate in the United States, the European Union and other international markets. If we are unable to obtain additional financing when needed, if our Phase 1 clinical trial is not successful, if we do not receive regulatory approval required for future trials or if once these studies are concluded, we do not receive marketing approval for our SBP-101 product candidate, we would not be able to continue as a going concern and would be forced to cease operations. The interim financial statements included in this report have been prepared assuming that we will continue as a going concern and do not include any adjustments relating to the recoverability or classification of assets or the amounts of liabilities that might result from the outcome of these uncertainties.

Issuances of Common Stock and Warrants during Second Quarter of 2020

In May and June of 2020, we issued an aggregate of 437,000 shares of our common stock and warrants to purchase an aggregate of up to the same number of additional shares of common stock pursuant to closings under securities purchase agreements. Total proceeds from the sales of common stock and warrants was approximately $1.7 million, of which approximately $90,000 was received from officers and directors of the Company. The warrants issued under these purchase agreements are exercisable for a period of five years from the date of issuance at an initial exercise price of $6.00 per share.

Issuances of Common Stock and Warrants during 2019

In August, September, and October of 2019, we issued an aggregate of 909,209 shares of our common stock and warrants to purchase an aggregate of up to the same number of additional shares of common stock pursuant to closings under securities purchase agreements. Total proceeds from the sales of common stock and warrants was approximately $3.2 million, of this approximately $240,000 was received from officers and directors of the Company. The warrants issued under these purchase agreements are exercisable for a period of five years from the date of issuance at an initial exercise price of $4.00 per share.

Issuances of Convertible Notes during 2019 and 2018 and Conversion of Notes in 2019

In December of 2018 and January of 2019, we sold convertible promissory notes (the “2018 Notes”) and warrants to purchase common stock for gross proceeds of $2.2 million. The 2018 Notes were scheduled to mature on June 30, 2019 and bore an interest at a rate of 10.0% per year. The 2018 Notes had a mandatory conversion of all principal and interest into common stock on the earlier of (1) June 30, 2019 or (2) the date the Company received gross proceeds of at least $6.0 million from the sale of equity securities (subject to certain exclusions). The stated conversion rate was $3.50 per share. In addition to the 2018 Notes, investors received a Warrant to purchase two shares of common stock for every $3.50 principal amount of 2018 Notes purchased. In total, warrants to purchase up to 1,243,498 shares of common stock were issued in the December and January closings. The exercise price of each warrant is $4.50 per share and they are exercisable until the 5-year anniversary of the dates of issuance. The warrants had a fair market value of $2.5 million upon issuance. After assigning the relative value of the warrants to the proceeds of the notes it was determined that the 2018 Notes contained a beneficial conversion feature with an aggregate intrinsic value of approximately $0.9 million. Both the relative value of the warrants and the beneficial conversion feature were recorded as a debt discount which was fully amortized through interest expense over the life of the 2018 Notes. On June 30, 2019, all $2.2 million aggregate principal balance of Notes outstanding plus $105,000 of accrued interest was converted at a conversion rate of $3.50 per share of common stock into 651,758 shares of common stock.

Future Capital Requirements

We require additional funds to continue our operations and execute our business plan, including completing our current Phase 1 clinical trial, planning for required future trials and pursuing regulatory approvals in the United States, the European Union and other international markets. We historically have financed our operations principally from the sale of convertible debt and equity securities. While we have been successful in the past in obtaining the necessary capital to support our operations and we are likely to seek additional financing through similar means, there is no assurance that we will be able to obtain additional financing under commercially reasonable terms and conditions, or at all. We believe that our existing cash, will be sufficient to fund our operating expenses through third quarter of 2020.

If we are unable to obtain additional financing when needed, we would need to scale back our operations taking actions which may include, among other things, reducing use of outside professional service providers, reducing staff or staff compensation, significantly modify or delay the development of our SBP-101 product candidate, license to third parties the rights to commercialize our SBP-101 product candidate for pancreatic cancer or other applications that we would otherwise seek to pursue, or cease operations.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the interests of our current stockholders would be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our current stockholders. If we issue preferred stock, it could affect the rights of our stockholders or reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, sinking fund provisions, and restrictions on our ability to merge with or sell our assets to a third party. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any of these events could adversely affect our ability to achieve our regulatory approvals and commercialization goals and harm our business.

Our future success is dependent upon our ability to obtain additional financing, the success of our current Phase 1a/1b clinical trial and required future trials, our ability to obtain marketing approval for our SBP-101 product candidate in the United States, the European Union and other international markets. If we are unable to obtain additional financing when needed, if our Phase 1 clinical trial is not successful, if we do not receive regulatory approval required future trials or if once these studies are concluded, we do not receive marketing approval for our SBP-101 product candidate, we would not be able to continue as a going concern and would be forced to cease operations. The financial statements included in this report have been prepared assuming that we will continue as a going concern and do not include any adjustments relating to the recoverability or classification of assets or the amounts of liabilities that might result from the outcome of these uncertainties.

Indebtedness

As of March 31, 2020, we had approximately $0.8 million of indebtedness. Included was a $0.7 million in an unsecured, non-interest-bearing promissory note due at the earlier of December 31, 2020 or the date the Company is listed on a national exchange. Also included was approximately $90,000 in an unsecured loan that accrues interest of 4.125% per year and is scheduled to mature on December 31, 2020. In accordance with the terms of this loan we commenced with monthly payments of $10,000 on May 1, 2018.

License Agreement

Pursuant to our exclusive license agreement with UFRF, which was last amended on October 4, 2019, we are required to pay royalties ranging from 2.5% to 5% of net sales of licensed products developed from the licensed technology for the shorter of: ten (10) years from the first commercial sale of a licensed product or the period of market exclusivity on a country by country basis. The latest amendment eliminated all future milestone payments. But the Company remains committed to pay an annual license maintenance fee of $10,000.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Recent Accounting Pronouncements

See Note 4 to the Consolidated Financial Statements for the fiscal year ended December 31, 2019 included herein for a discussion of recent accounting pronouncements.

Business

Overview

Our product candidate, SBP-101, is a proprietary polyamine analogue designed to induce polyamine metabolic inhibition (“PMI”), a metabolic pathway of critical importance in multiple tumor types. Sun BioPharma initially licensed SBP-101 from UFRF in 2011. SBP-101 showed tumor growth inhibition in preclinical studies of human pancreatic cancer models, demonstrating superior and complementary activity to existing U.S. Food and Drug Administration (“FDA”)-approved chemotherapy agents. SBP-101 has demonstrated encouraging activity against metastatic PDA in clinical trials of patients with pancreatic cancer. The safety results and PMI profile demonstrated in our completed first-in-human safety study provide support for the study of SBP-101 in combination with current standard pancreatic cancer treatment in patients previously untreated for metastatic pancreatic cancer.

To facilitate and accelerate the development of this compound for a potential metastatic PDA indication, we have also acquired data and materials related to this technology from other researchers. We believe that SBP-101, if successfully developed, may represent a novel approach that could effectively treat metastatic PDA. Only three first-line treatment combinations, a single maintenance treatment for a subset (3-7%) of patients, and one second-line drug have been approved by the FDA for any types of pancreatic cancers in the last 25 years.

In August 2015, the FDA accepted our Investigational New Drug (“IND”) application for our SBP-101 product candidate. We have completed an initial clinical trial of SBP-101 in patients with previously treated locally advanced or metastatic pancreatic cancer. This was a Phase 1, first-in-human, dose-escalation, safety study. From January 2016 through September 2017, we enrolled 29 patients into six cohorts, or groups, in the dose-escalation phase of the Phase 1 trial. Twenty-four of the patients had received at least two prior chemotherapy regimens. No drug-related serious adverse events occurred during the first four cohorts. In cohort five, serious adverse events (klebsiella sepsis with metabolic acidosis in one patient, renal and hepatic toxicity in one patient, and mesenteric vein thrombosis with metabolic acidosis in one patient) were observed in three of the ten patients, two of whom exhibited progressive disease at the end of their first cycle of treatment and were determined by the Data Safety Monitoring Board (“DSMB”) to have dose-limiting toxicities (“DLTs”). Consistent with the study protocol, the DSMB recommended continuation of the study by expansion of cohort 4, one level below that at which DLTs were observed. Four patients were enrolled in this expansion cohort. One patient developed focal pancreatitis at the site of the primary tumor after 2.3 months, and SBP-101 was considered well tolerated below dose level five. The most common drug related adverse events were nausea, vomiting, diarrhea, injection site pain and abdominal pain, which were mostly mild, grades 1 or 2, and are symptoms common in patients with pancreatic cancer. No drug-related bone marrow toxicity or peripheral neuropathy was observed at any dose level.

In addition to being evaluated for safety, 23 of the 29 patients were evaluable for preliminary signals of efficacy prior to or at the eight-week conclusion of their first cycle of treatment using the Response Evaluation Criteria in Solid Tumors (“RECIST”), the current standard for evaluating change in the size of tumors. Eight of the 23 patients (35%) had Stable Disease (“SD”) and 15 of 24 (65%) had Progressive Disease (“PD”). It should be noted that of the 15 patients with PD, six came from cohorts one and two and are considered to have received less than potentially therapeutic doses of SBP-101. We also noted that 28 of the 29 patients had follow-up blood tests measuring the Tumor Marker CA 19-9 associated with pancreatic ductal adenocarcinoma. Eleven of these patients (39%) had reductions in the CA 19-9 levels, as measured at least once after the baseline assessment. Seven of the remaining 17 patients who showed no reduction in CA 19-9 came from cohorts one and two.

By cohort, SD occurred in two patients in cohort 3, two patients in cohort 4 and four patients in cohort 5. The best response outcomes and best median survival were observed in the group of patients who received total cumulative doses of approximately 6 mg/kg (cohort 3). Two of four patients (50%) showed SD at week eight. Median survival in this group was 5.9 months, with two patients surviving 8 and 10 months, respectively. By total cumulative dose received, five of 12 patients (42%) who received total cumulative doses between 2.5 mg/kg and 8.0 mg/kg had reductions in the CA19-9 levels, as measured at least once after the baseline assessment. Nine of these patients (67%) exceeded 3 months of overall survival (“OS”), three patients (25%) exceeded 9 months of OS and two patients (17%) exceeded 1 year of OS and were still alive at the end of the study. With the approval of the DSMB, we cancelled the Phase 1b portion of the first-in-human monotherapy study in order to evaluate SBP-101 as a first line, combination chemotherapy in pancreatic cancer patients.

We began enrolling patients in our current first-line clinical trial in June of 2018. This second clinical trial is a Phase 1a/1b study of the safety, efficacy and pharmacokinetics of SBP-101 administered in combination with two standard-of-care chemotherapy agents, gemcitabine and nab-paclitaxel. We are currently conducting the trial at six study sites (four in Australia and two in the United States). In the Phase 1a portion of this trial, we enrolled three cohorts of four to nine patients with increased dosage levels of SBP-101 administered in the second and third cohorts. We completed enrollment in the first three cohorts of Phase 1a in the fourth quarter of 2019, and, based on preliminary safety findings, a 4th cohort began enrollment in January 2020. We completed enrollment in this 4th cohort in February 2020. Demonstration of adequate safety in Phase 1a has enabled Phase 1b exploration of efficacy, in which we plan to enroll a maximum 36 patients using the recommended dosage regimen determined in Phase 1a. We began enrolling in this expansion phase in February of 2020. Additional funding will be required to complete the Phase 1b clinical trial and to plan a randomized phase 2 study. As of December 31, 2019, preliminary efficacy results from evaluable patients in cohorts 2 and 3 (N=13) showed manageable toxicity, an objective response rate of 62% and a disease control rate of 85%, with several patients still ongoing. Interim results from the Phase 1b expansion are expected to become available in the second half of 2020.

Through the date of this prospectus, we have:

●	organized the Company;

●	evaluated and secured intellectual property for our core technology;

●	completed required pre-clinical steps in the development plan for SBP-101 for pancreatic cancer;

●	secured an orphan drug designation from the FDA;

●	submitted an investigational new drug (“IND”) application to the FDA in May 2015;

●	received an acceptance of an IND application from the FDA in August 2015;

●	received acceptance of a Clinical Trial Notification by the Australian Therapeutic Goods Administration in September 2015;

●	completed a Phase 1a monotherapy safety study of SBP-101in the treatment of patients with metastatic pancreatic ductal adenocarcinoma;

●	completed synthetic process improvement measures expected to be scalable for commercial use and secured intellectual property on this process;

●

commenced a second Phase 1a /1b clinical study of SBP-101, a front-line study with SBP-101 given in combination with a current standard of care in patients with pancreatic ductal adenocarcinoma who are previously untreated for metastatic disease; 24 subjects have been enrolled in the Phase 1a portion of the study and we transitioned to enrollment in the Phase 1b portion of the study in February 2020; and

●	received Fast Track Designation from the FDA for SBP-101 in June 2020.

Introduction

An effective treatment for pancreatic cancer remains a major unmet medical need. Adenocarcinoma of the pancreas, which accounts for approximately 95% of all cases of pancreatic cancer, has a median overall survival of 8 to 11 months in clinical studies of patients with favorable prognostic signs and optimal standard chemotherapy. A recent report from the Pancreatic Cancer Action Network states that pancreatic cancer deaths in the United States have surpassed those from breast cancer and will soon surpass deaths from colorectal cancer to rank number two in US cancer deaths, behind only lung cancer in 2020. The five-year survival rate remains less than 3% for patients diagnosed with metastatic pancreatic cancer and approximately 8.5% across all pancreatic stages, and there has been little significant improvement in survival since gemcitabine was approved in the United States in 1996.

Pancreatic cancer is generally not diagnosed early because the initial clinical signs and symptoms are vague and non-specific. By the time of diagnosis, the cancer is most often locally advanced or metastatic, having spread to regional lymph nodes, liver, lung and/or peritoneum, and is seldom amenable to surgical resection, or removal, with curative intent. Currently, surgical resection offers the only potentially curative therapy, although only approximately 20% of patients are candidates for surgical resection at the time of the diagnosis. Patients who undergo radical surgery still have a limited survival rate, averaging 23 months (Macarulla T, et al Clin Transl Oncol 2017).

The prognosis for patients diagnosed with pancreatic cancer is poor and most die from complications related to progression of the disease. The primary treatment for metastatic disease is chemotherapy. Current first-line chemotherapy treatment regimens vary from single agent gemcitabine (FDA approved 1996) and various gemcitabine combinations to the multi-chemotherapy drug combination, FOLFIRINOX, comprised of leucovorin, fluorouracil, irinotecan, and oxaliplatin (Conroy NEJM 2011), frequently supplemented with white blood cell (“WBC”) growth factors. In clinical practice, the FOLFIRINOX regimen is often modified to “FOLFIRINOX Light”, a non-specific term referring to various permutations based on the FOLFIRINOX regimen, but with either lower doses of one or more of the agents, or elimination of one or more of the agents, due to actual or anticipated toxicity. These two standard combination therapies deliver median survival benefits ranging from 7 weeks with gemcitabine and nab-paclitaxel (Von Hoff NEJM 2013) to 4 months FOLFIRINOX (Conroy NEJM 2011) when compared with gemcitabine alone for selected patients with good performance status, meaning that they are in relatively good physical condition at the time of diagnosis. In 2015, the FDA approved Onivyde® (irinotecan liposome injection), in combination with fluorouracil and leucovorin, to treat patients with metastatic pancreatic cancer who have been previously treated with a gemcitabine-based chemotherapy. Second line Onivyde is not widely prescribed as indicated because most patients with good performance status who have been previously treated with a gemcitabine-based chemotherapy receive variations of the FOLFIRINOX (which includes generic irinotecan) regimen. On December 27, 2019, the FDA approved olaparib (LYNPARZA®, AstraZeneca Pharmaceuticals LP) for the maintenance treatment of adult patients with deleterious or suspected deleterious germline BRCA-mutated (gBRCAm) metastatic pancreatic adenocarcinoma (PDAC), as detected by an FDA-approved test, whose disease has not progressed on at least 16 weeks of a first-line platinum-based chemotherapy regimen. Approximately 3% to 7% of individuals with PDAC harbor a BRCA1 or BRCA2 mutation, which are among the most frequently mutated genes in PDAC (Rainone M, et al, An Emerging Paradigm for Germline Testing in Pancreatic Ductal Adenocarcinoma and Immediate Implications for Clinical Practice: A Review. JAMA Oncol. 2020 Feb 13. doi: 10.1001/jamaoncol.2019.5963. [Epub ahead of print]).

University research laboratory studies at select dose levels have demonstrated that SBP-101 induces programmed cell death, or “apoptosis,” in the acinar and ductal cells of the pancreas by activation of caspase 3 and poly (adenosine diphosphate-ribose) polymerase (“PARP”) cleavage. In animal models at three independent laboratories, SBP-101, alone or in combination, has demonstrated nearly complete suppression of transplanted human pancreatic cancer, including metastases. SBP-101 has demonstrated both superior and additive efficacy to gemcitabine and nab-paclitaxel in laboratory models of pancreatic cancer. We intend to develop SBP-101 as a unique and novel targeted approach to treating patients with pancreatic cancer, specifically pancreatic ductal adenocarcinoma (“PDA”), administered in combination with existing standard chemotherapy agents. With adequate funding, we also expect to commence evaluation of the potential value of SBP-101 in other chemotherapy combinations.

Pancreatic Cancer

Pancreatic cancer afflicts approximately 133,000 people in Europe (GLOBOCAN2018, Global Cancer Observatory/World Health Organization), approximately 57,000 people in the United States annually (https://seer.cancer.gov/statfacts/html/pancreas.html), and 270,000 people worldwide – excluding Europe and United States (GLOBOCAN2018). It has been identified as the seventh leading cause of death from cancer in Europe (GLOBOCAN 2018) and the third leading cause of death from cancer in the United States (SEER Cancer Statistics Factsheets 2019). On average PDA represents approximately 95% of all pancreatic cancers diagnosed in given calendar year. Considering that the median overall survival for previously untreated patients with good performance status is between 8.5 months (Von Hoff 2013) and 11.1 months (Conroy 2011) with the two most commonly available treatment regimens, effective treatment for PDA has remained a major unmet medical need.

Pancreatic cancer is generally not diagnosed early because the initial clinical signs and symptoms are vague and non-specific. The most common presenting symptoms include weight loss, epigastric (upper central region of the abdomen) and/or back pain, and jaundice. The back pain is typically dull, constant, and of visceral origin radiating to the back, in contrast to the epigastric pain which is vague and intermittent. Less common symptoms include nausea, vomiting, diarrhea, anorexia, and new onset diabetes or glucose intolerance (Hidalgo 2010).

Surgery remains the only treatment option with curative intent, although only about 20% of patients are candidates for surgical resection at the time of the diagnosis. Patients who undergo radical surgery still have a limited survival rate, averaging 23 months (Macarulla T, et al Clin Transl Oncol 2017).

For the minority of patients who present with resectable disease, surgery is the treatment of choice. Depending on the location of the tumor the operative procedures may involve cephalic pancreatoduodenectomy, referred to as a “Whipple procedure”, distal pancreatectomy or total pancreatectomy. Pancreatic enzyme deficiency and diabetes are frequent complications of these procedures. Up to 70% of patients with pancreatic cancer present with biliary obstruction that can be relieved by percutaneous or endoscopic stent placement. However, even if the tumor is fully resected, the outcome in patients with pancreatic cancer has been disappointing (Hidalgo 2010, Seufferlein 2012). Post-operative administration of chemotherapy improved progression-free and overall survival in three large randomized clinical trials (Hidalgo 2010), but median post-surgical survival in patients treated in all three trials was similar, only 20-22 months.

For patients who present with unresectable, locally advanced or metastatic disease, which represent a majority of PDA patients, management options range from chemotherapy alone to combined forms of treatment with radiation therapy and chemotherapy. However, due to the increased toxicity of combined treatment, randomized trials of such combined regimens have had low enrollment, precluding a firm conclusion as to any advantage of adding radiation to chemotherapy (Hidalgo 2010).

Gemcitabine was the first chemotherapeutic agent approved for the treatment of patients with PDA in the modern regulatory era, providing a median survival duration of 5.65 months (Burris 1997). Gemcitabine monotherapy was the standard of care for patients with metastatic pancreatic cancer until combination therapy with gemcitabine plus erlotinib (Tarceva®) was shown to increase median survival by two weeks. This modest benefit was tempered by a significant side effect profile and high cost, limiting its adoption as a standard treatment regimen. Subsequently, the multidrug chemotherapy combination FOLFIRINOX, was shown to provide a median survival benefit of 4.3 months (OS = 11.1 months) over gemcitabine alone (6.8 months), but its significant side effect profile limits the regimen to select patients with a good performance status and often requires supplementation with WBC growth factor therapy. Nab-paclitaxel (Abraxane®) received marketing authorization for use in combination with gemcitabine (FDA approved 2013) after showing an increase in overall survival of seven weeks compared to gemcitabine alone (Von Hoff 2013). Thus, combination therapies have demonstrated a modest survival benefit compared to gemcitabine alone as summarized in the table below (Thota 2014).

Current Treatment Approaches: Survival & Toxicity Profiles Across Three Major Positive Clinical Trials

	Gemcitabine vs. Gemcitabine/Erlotinib Phase 3 trial		ACCORD 11 Trial		Metastatic Pancreatic Adenocarcinoma Clinical Trial (MPACT)
	Gemcitabine	Gemcitabine/ Erlotinib	Gemcitabine	FOLFIRINOX(1)	Gemcitabine	Gemcitabine/ Nab-Paclitaxel
One-Year Survival	17%	23%	20.6%	48.4%	22%	35%
Median Overall Survival	5.91 mo	6.24 mo	6.8 mo	11.1 mo	6.7 mo	8.5 mo
Median Progression-Free Survival	3.55 mo	3.75 mo	3.3 mo	6.4 mo	3.7 mo	5.5 mo
Overall Response Rate	8%	8.6%	9.4%	31.6%	7%	23%
Toxicity
Neutropenia	–	–	21%	45.7%	27%	38%
Febrile neutropenia	–	–	1.2%	5.4%	1%	3%
Thrombocytopenia	–	–	3.6%	9.1%	9%	13%
Diarrhea	2%	6%	1.8%	12.7%	1%	6%
Sensory neuropathy	–	–	0%	9%	1%	17%
Fatigue	15%	15%	17.8%	23.6%	7%	17%
Rash	6%	1%	–	–	–	–
Stomatitis	<1%	0%	–	–	–	–
Infection	17%	16%	–	–	–	–

Source: Thota R et al., Oncology 2014; Jan 28(1):70–74

Other drugs are currently under investigation, but none have received marketing authorization as a first-line treatment of PDA since the approval of Abraxane. Lynparza®, (olaparib) was approved in December 2019 for maintenance therapy of patients with deleterious or suspected deleterious germline BRCA-mutated (gBRCAm) metastatic pancreatic adenocarcinoma whose disease has not progressed on at least 16 weeks of a first-line platinum-based chemotherapy regimen.

Proprietary Technology

Function and Characteristics of Polyamines

Polyamines are metabolically distinct entities within human cells that bind to and facilitate DNA replication, RNA transcription and processing, and protein (such as pancreatic enzymes) synthesis. Human cells contain three essential and naturally occurring polyamines - putrescine, spermidine, and spermine. Polyamines perform many functions necessary for cellular proliferation, apoptosis and protein synthesis. The critical balance of polyamines within cells is maintained by several enzymes such as ornithine decarboxylase (“ODC”) and spermidine/spermine N1 acetyl transferase (“SSAT”). All of these homeostatic enzymes are short-lived, rapidly inducible intracellular proteins that serve to tightly and continuously regulate native polyamine pools. These enzymes constantly maintain polyamines within a very narrow range of concentration inside the cell.

Polyamine Analogues

Many tumors, including pancreatic cancer, display an increased uptake rate of polyamines. Polyamine analogues such as SBP-101 are structurally similar to naturally occurring polyamines and are recognized by the cell’s polyamine uptake system, allowing these compounds to gain ready entrance to the cell. We believe that pancreatic acinar cells, because of their extraordinary protein synthesis capacity, exhibit enhanced uptake of polyamines and polyamine analogues such as SBP-101. Because of this preferential uptake by pancreatic acinar cells, polyamine analogues such as SBP-101 disrupt the cell’s polyamine balance and biosynthetic network, and induce programmed cell death, or apoptosis, via processes including caspase 3 activation and poly ADP ribose polymerase (PARP) cleavage. Proof of concept has been demonstrated in multiple human pancreatic cancer models, both in vivo and in vitro, that pancreatic ductal adenocarcinoma exhibits sensitivity to SBP-101.

(1) FOLFIRINOX is leucovirin, fluorouracil, irinotecan, and oxaliplatin.

SBP-101

SBP-101 is a proprietary polyamine analogue, which we believe accumulates in the acinar cells due to its unique chemical structure. SBP-101 was discovered and extensively studied by Professor Raymond J. Bergeron at the University of Florida College of Pharmacy.

Laboratory studies suggest the primary mechanism of action for SBP-101 has been demonstrated to include the enhanced uptake of the compound in the exocrine pancreas. Sufficiently high dosing leads to correspondingly depressed levels of native polyamines, with caspase 3 activation, PARP cleavage and apoptotic destruction (programmed cell death) of the exocrine pancreatic acinar and ductal cells without an inflammatory response. Importantly, pancreatic islet cells, which secrete insulin, are structurally and functionally dissimilar to acinar cells and are not impacted by SBP-101. In animal models at two independent laboratories, SBP-101 has demonstrated significant suppression of transplanted human pancreatic cancer cells, including metastatic pancreatic cancer growth. See “Proof of Principle” below.

We believe that SBP-101 exploits the natural affinity of the exocrine pancreas, the liver and kidney, and pancreatic ductal adenocarcinoma cells while leaving the insulin-producing islet cells unharmed. Most current cancer therapies, including chemotherapy, radiation and surgery, are associated with significant side effects that further reduce the patient’s quality of life. However, we believe that the adverse effects of SBP-101 do not overlap with or exacerbate those seen with typical chemotherapy options. The dose-limiting toxicities observed in cohort five of our Phase 1a study, as noted above, were not observed at lower doses and are not expected to overlap with the adverse events of bone marrow suppression and peripheral neuropathy commonly associated with standard chemotherapy. As the endocrine pancreas is expected to be unaffected by SBP-101, no impact on insulin requirement is expected.

Proof of Principle

SBP-101 has been tested and found effective in reducing pancreatic tumor growth in multiple separate in vivo models of human pancreatic cancer. SBP-101 was used to treat mice subcutaneously implanted with human pancreatic cancer cell line PANC-1 tumor fragments. A dose-response for efficacy was demonstrated with a 26 mg/kg daily injection resulting in near complete suppression of the transplanted tumor.

A separate orthotopic xenograft study (direct implant of human tumor cells into the pancreas of the mouse) employed a particularly aggressive human pancreatic cancer cell line, L3.6pl, that is known to metastasize from the pancreas to the liver and the peritoneum in mice. Mice implanted with L3.6pl were treated with SBP-101 and the results were compared with saline-treated control mice, with mice treated with gemcitabine alone (Gemzar®, the then current “gold standard” treatment), and the combination of both drugs. SBP-101 significantly reduced tumor volume compared to gemcitabine alone and the control group, but the combination of SBP-101 and gemcitabine was significantly better than gemcitabine alone as shown in Figure 1.

Figure 1.  L3.6pl Orthotopic Xenograft Study - Mean (+SD) Tumor Volume after Treatment with SBP-101, Gemcitabine (Gemzar®) or Both

Source: Study101-Biol-101-001

The potential for SBP-101 as an effective therapy for pancreatic cancer has been demonstrated in vivo by separate investigators, in different human pancreatic cancer cell lines and in three different animal models, using SBP-101 synthesized by two different routes, confirming nearly equal, and effective, doses of 25 and 26 mg/kg, respectively.

Additionally, when compared in vitro to existing therapies, SBP-101 produced superior results in suppressing growth of pancreatic cancer cells.

Development Plan for SBP-101

Development of SBP-101 for the pancreatic cancer indication includes a pre-clinical and a clinical phase. The pre-clinical phase, which was substantially completed during 2015, consists of four primary components: chemistry, manufacturing and controls (“CMC”), preclinical (laboratory and animal) pharmacology studies, preclinical toxicology studies, and regulatory submissions in Australia and the United States. In Australia, a Human Research Ethics Committee (“HREC”) application was submitted with subsequent Clinical Trial Notification (“CTN”) to the Therapeutic Goods Administration (“TGA”). Preceding the Australian initiative, a similar, but considerably more extensive, preclinical package has been submitted to and accepted by the FDA in support of an IND application. Our initial clinical trial in previously treated patients with locally advanced or metastatic pancreatic cancer was a Phase 1, first-in-human, dose-escalation, safety study conducted at clinical sites in both Australia and the United States. We engaged expert clinicians who treat pancreatic cancer at major cancer treatment centers in Melbourne and Adelaide, Australia as well as the Mayo Clinic Scottsdale and HonorHealth in Scottsdale, Arizona. These Key Opinion Leaders, with proven performance in pancreatic cancer studies, enthusiastically agreed to participate as investigators for our Phase 1 First-in-Human study.

Enrollment in our initial Phase 1 safety trial of SBP-101 in previously treated pancreatic cancer patients commenced in January 2016 and was completed in September 2017. This study was a dose-escalation study with 8-week treatment/observation cycles at each dose level. Results from this trial are discussed in Clinical Development – Pancreatic Cancer below.

We began enrolling patients in our second clinical trial in June of 2018. This second clinical trial is a Phase 1a/1b study of the safety, efficacy and pharmacokinetics of SBP-101 administered in combination with two standard-of-care chemotherapy agents, gemcitabine and nab-paclitaxel. We are currently conducting the trial at six study sites (four in Australia and two in the United States). In the Phase 1a portion of this trial, we have completed enrollment in the fourth quarter of 2019 of three cohorts of four to nine patients with increased dosage levels of SBP-101 administered in the second and third cohorts and completed enrollment in February of 2020 in a fourth cohort to explore an alternate dosing schedule. Demonstration of adequate safety in Phase 1a allowed us to immediately begin enrollment in February 2020 in the Phase 1b exploration of efficacy. We expect to enroll up to 36 patients using the recommended dosage level and schedule determined in Phase 1a. Early results from the Phase 1b expansion could become available in the second half of 2020.

With additional funding SBP-101 may also be explored for neo-adjuvant and/or adjuvant treatment in appropriate patients. There is also preclinical data to suggest that SBP-101 may have potential therapeutic uses for cancers other than pancreatic, but due to the current focus on pancreatic cancer, none have been formally explored.

Preclinical Development

To enable IND and HREC/CTN submission and as part of our pharmacology work, we conducted plasma and urine assay development and validation in animals, in vitro metabolism studies in liver microsomes and hepatocytes, in vitro interaction studies with hepatic and renal transporters, a protein binding study, animal pharmacokinetic and metabolism/mass balance studies, and human plasma and urine assay development and validation. As a part of the pharmacology evaluation, we conducted an in vitro pharmacology screen profiling assay, a study in six human pancreatic cell lines, and studies in tumor xenograft models in mice using flank transplants of human pancreatic cancer PANC-1 tumor fragments and human pancreatic cancer BxPC-3 tumor fragments as well as human pancreatic cancer cells (L3.6pl) injected orthotopically into the pancreas of nude mice.

To meet regulatory requirements and to establish the safety profile of SBP-101, we conducted, in rodents and non-rodents, toxicology dose-ranging studies, IND-enabling GLP (good laboratory practice) toxicology studies, and genetic toxicology studies, including an Ames test. Exploratory studies in mice and rats and a GLP-compliant dog toxicology study have also been completed. The relationship between dose and exposure (pharmacokinetics) has been described for three animal species. We have also completed a preclinical Human Ether-a-go-go-related Gene assay to detect any electrocardiographic QTc interval effects (IKr potassium ion channel testing).

In anticipation of the human potential for using SBP-101 in combination therapy with gemcitabine and/or nab-paclitaxel (Abraxane®), we also conducted appropriate nonclinical studies which confirmed the potential value of such combinations, including assessing the comparative efficacy of SBP-101, gemcitabine and nab-paclitaxel in various combinations as shown in Figure 2.

Figure 2. Evaluation of SBP-101 alone and in combination with gemcitabine and nab-paclitaxel in 6 human pancreatic cancer cell lines

Source: Baker CB et al Pancreas 2015;44(8) 1350

Note that maximum percent growth inhibition (mean ± SE) at 96 hours was observed with 10 µM SBP-101 alone and in combination with gemcitabine and/or nab-paclitaxel in six human pancreatic cancer cell lines.

We have met FDA-mandated CMC requirements with a combination of in-house expertise and contractual arrangements. Preparation of anticipated metabolites, impurities and an internal standard, as a prerequisite for analytical studies, were completed through a Sponsored Research Agreement with the University of Florida and a contract manufacturer. We have Service Agreements with Syngene International Ltd. (“Syngene”) for the manufacture and supply of Good Manufacturing Practice (“GMP”)-compliant SBP-101 active pharmaceutical ingredient (“API”) and for the development of synthetic process improvements. Investigational product (IP or clinical trial supply) has been made and tested at Albany Molecular Research Inc. (“AMRI”) in Burlington, MA. Initial lots of GMP-compliant API were prepared by Syngene and released for conversion into supply dosage form. Two clinical trial supply lots have been successfully prepared and released by AMRI. In addition, efforts have continued to refine the synthetic process at Syngene. A new shorter synthetic process has been developed and submitted for patent protection.

Pancreatic Cancer IND

Our IND application package contained the following:

●	Investigator’s Brochure;

●	Statement of general investigative plans;

●	Proposed Phase 1 pancreatic cancer study protocol;

●	Data management and statistical plan;

●	CMC data; and

●	Pharmacology, absorption, distribution, metabolism and excretion (“ADME”), and toxicology data.

Preparation of the SBP-101 IND for pancreatic cancer required collaboration by our manufacturing, preclinical toxicology, pharmacokinetic and metabolism experts, our regulatory affairs project management, and our in-house clinical expertise. In August 2015, the FDA accepted our application and in January 2016 we commenced patient enrollment in our first Phase 1 clinical trial, which was a safety and tolerability study in patients with previously treated metastatic pancreatic ductal adenocarcinoma.

Clinical Development – Pancreatic Cancer

Phase 1 Clinical Trial

Our initial Phase 1 study in patients with pancreatic cancer commenced the enrollment of patients in January 2016 and enrollment was completed in September 2017. This study was a dose-escalation study with 8-week cycles of treatment/observation at each dose level.

A favorable characteristic of the pancreatic action of SBP-101 is the lack of an effect on the normal insulin-producing islet cells. Preservation of islet cell function implies the likely absence of diabetes as a complication of SBP-101 therapy. It is important to note that diabetes is a common co-morbidity in patients with pancreatic cancer, but it is not expected to be an adverse effect of treatment with SBP-101. The potential adverse effect of exocrine pancreatic insufficiency is mitigated by the observation that many patients with pancreatic ductal adenocarcinoma require pancreatic enzyme replacement as a feature of their underlying disease, a complication so common that pancreatic enzyme replacement with one of several commercially available products is typically covered by United States and Australian health care plans. Patients with cystic fibrosis, chronic pancreatitis and pancreatic cancer are the populations most often treated with pancreatic enzyme replacement.

Patients in our Phase 1 first-in-human trial underwent regular pancreatic and hepatic enzyme evaluation and obtained periodic chest and abdominal CT follow-up. Patients were also carefully monitored for clinical signs of GI adverse events, but no new onset of exocrine pancreatic insufficiency was attributed to SBP-101 therapy.

In August 2015, the FDA accepted our IND application for our SBP-101 product candidate. We have completed an initial clinical trial of SBP-101 in patients with previously treated locally advanced or metastatic pancreatic cancer. This was a Phase 1, first-in-human, dose-escalation, safety study. Between January 2016 and September 2017, we enrolled twenty-nine patients into six cohorts, or groups, in the dose-escalation phase of our Phase 1 trial. Twenty-four of the patients received at least two prior chemotherapy regimens. No drug-related serious adverse events occurred during the first four cohorts. In cohort five, serious adverse events (klebsiella sepsis with metabolic acidosis in one patient, renal and hepatic toxicity in one patient, and mesenteric vein thrombosis with metabolic acidosis in one patient) were observed in three of the ten patients, two of whom exhibited progressive disease at the end of their first cycle of treatment and were determined by the DSMB to be DLTs. Consistent with the study protocol, the DSMB recommended continuation of the study by expansion of cohort 4, one level below that at which DLTs were observed. Four patients were enrolled in this expansion cohort. One patient developed focal pancreatitis at the site of the primary tumor after 2.3 months, but SBP-101 was considered well tolerated below dose level five. The most common drug related adverse events were nausea, vomiting, diarrhea, injection site pain and abdominal pain, which were mostly mild, grades 1 or 2, and are symptoms common in patients with pancreatic cancer. No drug-related bone marrow toxicity or peripheral neuropathy was observed at any dose level.

In addition to being evaluated for safety, 23 of the 29 patients were evaluable for preliminary signals of efficacy prior to or at the eight-week conclusion of their first cycle of treatment using the RECIST, the current standard for evaluating changes in the size of tumors. Eight of the 23 patients (35%) had SD and 15 of 24 (65%) had PD. It should be noted that of the 15 patients with PD, six came from cohorts one and two and are considered to have received less than potentially therapeutic doses of SBP-101. We also noted that 28 of the 29 patients had follow-up blood tests measuring the Tumor Marker CA 19-9 associated with pancreatic ductal adenocarcinoma. Eleven of these patients (39%) had reductions in the CA 19-9 levels, as measured at least once after the baseline assessment. Seven of the remaining 17 patients who showed no reduction in CA 19-9 came from cohorts one and two.

By cohort, stable disease occurred in two patients in cohort 3, two patients in cohort 4 and four patients in cohort 5. The best response outcomes and best median survival were observed in the group of patients who received total cumulative doses of approximately 6 mg/kg (cohort three). Two of four patients (50%) showed SD at week eight. Median survival in this group was 5.9 months, with two patients surviving 8 and 10 months, respectively. By total cumulative dose received, five of twelve patients (42%) who received total cumulative doses between 2.5 mg/kg and 8.0 mg/kg had reductions in the CA19-9 levels, as measured at least once after the baseline assessment. Nine of these patients (67%) exceeded three months of OS, three patients (25%) exceeded nine months of OS and two patients (17%) exceeded one year of OS and were still alive at the end of the study.

Figure 3. Evaluation of SBP 101 Phase 1Mono-therapy Safety Trial - Median Survival by Cohort

The absence of adverse events which could potentially overlap with adverse events typically observed in the use of conventional chemotherapeutic agents, supports the case for combination of SBP-101 with conventional chemotherapeutic agents, such as gemcitabine, nab-paclitaxel, or even FOLFIRINOX.

Phase 1a/1b Clinical Trial Design (First Line Combination Therapy)

Given the life-threatening nature of pancreatic ductal adenocarcinoma, the limited efficacy of current treatment options, and the long history of failures in pancreatic ductal adenocarcinoma developmental therapeutics, we will attempt to evaluate SBP-101 expeditiously as noted below.

We began enrolling patients in our current first-line clinical trial in June of 2018. This second clinical trial is a Phase 1a/1b study of the safety, efficacy and pharmacokinetics of SBP-101 administered in combination with two standard-of-care chemotherapy agents, gemcitabine and nab-paclitaxel. We are currently conducting the trial at six study sites (four in Australia and two in the United States). In the Phase 1a portion of this trial, we enrolled in three planned cohorts of four to nine patients with increased dosage levels of SBP-101 administered in the second and third cohorts. We completed enrollment in the 3 planned cohorts of Phase 1a in the fourth quarter of 2019, however, based on preliminary safety findings, a fourth cohort was added to explore an alternate dosing schedule. Enrollment in this 4th cohort was completed in February 2020. Demonstration of adequate safety in Phase 1a has led to a Phase 1b exploration of efficacy, in which we anticipate enrolment of up to thirty-six (36) patients using the recommended dosage level and schedule determined in Phase 1a. We began enrolling in this expansion phase in February 2020. As of December 31, 2019, preliminary efficacy results from evaluable patients in cohorts 2 and 3 (N=13) showed manageable toxicity, an objective response rate of 62% and a disease control rate of 85%, with several patients still ongoing. Early results from the Phase 1b expansion are expected to become available in the second half of 2020.

Figure 4. Evaluation of SBP 101 Phase 1a First-line combo-therapy Safety Trial – Best Response Rate

Best Tumor Response per Subject: Cohorts 2 and 3
80.0%
60.0%
40.0%
20.0%
0.0%
-20.0%
-40.0%
-60.0%
-80.0%
Percentage change in Sum of RECIST measurements
PD
PR
Discontinued
On Study

Best Response per Subject – Cohorts 2 and 3, N=13. Best response in evaluable subjects was PR in 8 (62%), SD in 5 (38%). Three subjects did not have post baseline scans with RECIST tumor assessments. Source: Kotasek D, Abstract 710, ASCO GI 2020

Phase 2 Clinical Trial

A randomized Phase 2 study of SBP-101 in combination with two standard chemotherapy agents, gemcitabine and nab-paclitaxel, is expected to follow the Phase 1a/1b safety study providing continued evaluation of safety and efficacy.

If we are able to successfully complete all FDA recommended clinical studies, we intend to seek marketing authorization from the FDA, the EMA (European Union), Ministry of Health and Welfare (Japan) and TGA (Australia). The submission fees may be waived when SBP-101 has been designated an orphan drug in each geographic region, as described under “Orphan Drug Status.”

Total Development Costs

The development of SBP-101 involves a preclinical and a clinical development phase. We have completed our initial preclinical development work for pancreatic cancer and are completing our second Phase 1 clinical trial. Additional clinical trials will be required for FDA or other approvals in foreign jurisdictions if the results of the front-line clinical trial of our SBP-101 product candidate justify continued development. The cost and timing of additional clinical trials is highly dependent on the nature and size of the trials.

Orphan Drug Status

The Orphan Drug Act (“ODA”) provides special status to drugs which are intended for the safe and effective treatment, diagnosis or prevention of rare diseases that affect fewer than 200,000 people in the United States, or that affect more than 200,000 persons but for which a manufacturer is not expected to recover the costs of developing and marketing such a drug. Orphan drug designation has the advantage of reducing drug development costs by: (i) streamlining the FDA’s approval process, (ii) providing tax breaks for expenses related to the drug development, (iii) allowing the orphan drug manufacturer to receive assistance from the FDA in funding the clinical testing necessary for approval of an orphan drug, and (iv) facilitating drug development efforts. More significantly, the orphan drug manufacturer’s ability to recover its investment in developing the drug is also greatly enhanced by the FDA granting the manufacturer seven years of exclusive US marketing rights upon approval. Designation of a product candidate as an orphan drug therefore may provide its sponsor with the opportunity to adopt a faster and less expensive pathway to commercializing its product. We obtained US Orphan Drug Status in 2014 and we intend to submit an application for Orphan Drug Status in Europe, Japan and Australia when we have additional clinical data.

Intellectual Property Status

We have filed International Patent Application No. PCT/US19/15581 Titled METHODS FOR PRODUCING (6S,15S)-3,8,13,18- TETRAAZAICOSANE-6,15-DIOL. This patent application claims a novel process for the production of SBP-101 and reduces the number of synthetic steps from nineteen to six.

Development Project Managers

Project managers have been hired or contracted to coordinate all the functions identified in our Development Plan for SBP-101. The personnel responsible for overseeing critical functions of the Development Plan are as follows:

Our CMC program is under the direction of Dr. Thomas Neenan, Ph.D., a highly experienced pharmaceutical industry synthetic chemist, who is a founding member of Sun BioPharma, Inc. and our Chief Scientific Officer. Dr. Neenan has commissioned Contract Manufacturing Organizations (“CMOs”), which have improved the process for synthesis of SBP-101, and have produced high-quality compound, chemically identical to that synthesized by Dr. Bergeron at the University of Florida. Dr. Neenan’s completed work includes development, confirmation and documentation of the synthetic chemistry process, analytical purity, reproducibility, stability (shelf-life), degradation products and pharmaceutical formulation and packaging. This work has culminated in adequate supplies of drug to support preclinical work and human clinical trials. Dr. Neenan also leads our preclinical group.

Dr. Anthony L. Kiorpes, Ph.D., D.V.M., is a long-term consultant with the Company. Dr. Kiorpes has responsibility for our toxicology program, a role he has assumed previously for many preclinical projects at other companies. His studies have determined single- and multiple-dose safety profiles in rodent and non-rodent species, enabling improved safety monitoring in the design of clinical trials for SBP-101. Dr. Kiorpes’ results have helped management to predict and prevent potential side effects in humans.

Dr. Michael T. Cullen, M.D., M.B.A, is our founder and Executive Chairman, President and Chief Executive Officer (“CEO”). Dr. Cullen is an experienced drug development specialist with 10 prior NDA approvals and has led our overall Clinical, Regulatory Affairs and Project Management effort, including timeline and budget management, critical path timeline synchronization, IND/HREC/CTN package submissions, management of industry partner collaborative efforts, initial EU Regulatory Affairs planning, and collaboration on oversight of outsourced CMC efforts. Dr. Cullen has recruited additional experienced and talented staff in the positions of statistical analyses, manufacturing operations, clinical operations, clinical research and non-clinical studies.

Dr. Suzanne Gagnon, M.D., is our Chief Medical Officer (“CMO”) and a member of our Board of Directors. Dr. Gagnon is an experienced CMO, having served in that capacity for several private and public companies, including BioPharm/IBAH/Omnicare, ICON, Idis, NuPathe, Luitpold (Daiichi-Sankyo), and Rhone-Poulenc and Rorer (Sanofi) where she helped develop docetaxel, an important chemotherapy agent. Dr. Gagnon assumed the lead in the design and implementation of our clinical trials, recruiting investigators, monitoring the safety of the patients and reporting the findings to the FDA, EMA and TGA, and in medical literature.

Dr. Michael J. Walker is an independent consultant for the Company and works as our Director of Pancreatic Research. Dr. Walker is an accomplished, University of Minnesota and UCLA trained pancreatic surgeon, and is currently a part-time instructor at the University of Minnesota School of Medicine. He was also the recipient of an NIH grant to study SBP-101 in collaboration with colleagues at Cedars Sinai Hospital in Los Angeles.

We have engaged Courante Oncology, an experienced clinical Contract Research Organization (“CRO”), to manage clinical operations in the United States, and have engaged Novotech Pty Ltd, another experienced CRO for our Australian operations. These two CROs will provide regulatory documentation for HREC/CTN and Investigational Review Board (“IRB”) submissions, FDA 1571 regulation compliance, and informed consents, as well as clinical study site qualification, contracting and payment, study conduct monitoring, data collection, analysis and reporting.

Competition

The development and commercialization of new products to treat cancer is intensely competitive and subject to rapid and significant technological change. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face substantial competition from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Many of our competitors have significantly greater financial, technical, and human resources. Smaller and early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do.

We face competition with respect to our current product candidates and will face competition with respect to future product candidates, from segments of the pharmaceutical, biotechnology and other related markets that pursue approaches to targeting molecular alterations and signaling pathways associated with cancer. Our competitors may obtain regulatory approval of their products more rapidly than we do or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more convenient, less costly, or possessing better safety profiles than our products, and these competitors may be more successful than us in manufacturing and marketing their products.

In addition, we may need to develop our product candidates in collaboration with diagnostic companies, and we will face competition from other companies in establishing these collaborations. Our competitors will also compete with us in recruiting and retaining qualified scientific, management and commercial personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Furthermore, we also face competition more broadly across the market for cost-effective and reimbursable cancer treatments. The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, immunotherapy, hormone therapy and targeted drug therapy or a combination of such methods. There are a variety of available drug therapies marketed for cancer. In many cases, these drugs are administered in combination to enhance efficacy. While our product candidates, if any are approved, may compete with these existing drug and other therapies, to the extent they are ultimately used in combination with or as an adjunct to these therapies, our product candidates may be approved as companion treatments and not be competitive with current therapies. Some of these drugs are branded and subject to patent protection, and others are available on a generic basis. Insurers and other third-party payors may also encourage the use of generic products or specific branded products. We expect that if our product candidates are approved, they will be priced at a premium over competitive generic, including branded generic, products. As a result, obtaining market acceptance of, and gaining significant share of the market for, any of our product candidates that we successfully introduce to the market will pose challenges. In addition, many companies are developing new therapeutics and we cannot predict what the standard of care will be as our product candidate progresses through clinical development.

SBP-101

Commercialization

We have not established a sales, marketing or product distribution infrastructure nor have we devoted significant management resources to planning such an infrastructure because our lead product candidate is still in early clinical development. We currently anticipate that we will partner with a larger pharmaceutical organization having the expertise and capacity to perform these functions.

Manufacturing and Suppliers

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing as well as for commercial manufacture of any products that we may commercialize. If needed, we intend to engage, by entering into a supply agreement or through another arrangement, third party manufacturers to provide us with additional SBP-101 clinical supply. We identified and qualified manufacturers to provide the active pharmaceutical ingredient and fill-and-finish services for our initial product candidate prior to our submission of an NDA to the FDA and expect to continue utilizing this approach for any future product candidates.

Employees

As of December 31, 2019, we had five employees, four of whom were full-time employees. We believe that operational responsibilities can be handled by our current employees and independent consultants. We have historically used, and expect to continue to use, the services of independent consultants and contractors to perform various professional services. We believe that this use of third-party service providers enhances our ability to minimize general and administrative expenses.

Material Agreements

The Standard Exclusive License Agreement (“License Agreement”) dated December 22, 2011, between us and UFRF grants us an exclusive license to the proprietary technology covered by issued United States Patents Nos. US 5,962,533, which expired in February 2016, and US 6,160,022 which expired in July 2019 and Know-How as defined by the License Agreement, with reservations by UFRF for academic or government uses. Under this agreement, we had agreed to pay various royalties, expenses and milestone payments to UFRF. Additionally, pursuant to this agreement, we initially issued to UFRF 80,000 shares of common stock. Anti-dilution protection for UFRF pursuant to this agreement required us to issue additional shares in order for UFRF to maintain its ownership stake at ten percent (10%) of the total number of issued and outstanding shares of our common stock, calculated on a fully diluted basis, until such time as we had received a total of two million dollars ($2,000,000) in exchange for our issuance of equity securities. This requirement was met in 2012, and UFRF is therefore afforded no further anti-dilution protection. Pursuant to this anti-dilution provision, we issued an additional 34,423 shares of common stock to UFRF increasing the total shares of common stock issued to UFRF to 114,423 shares.

The License Agreement was amended on December 12, 2016 (the “First Amendment”) and then again on October 3, 2019 (the “Second Amendment”).

Under the Second Amendment all minimum royalty payments and milestone payments defined in the License Agreement were eliminated. In addition, the period of payment royalties was changed to be the shorter of (i) ten (10) years from first commercial sale or (ii) the period of market exclusivity on a country by country basis. UFRF may also terminate this license for standard and similar causes such as material breach of the agreement, bankruptcy, failure to pay royalties and other customary conditions.

The foregoing description of the material terms of the License Agreement, as amended, is qualified by the full text of the License Agreement, and the Second Amendment, both of which are incorporated herein by reference.

Government Regulation

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable US requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including the Investigator’s Brochure, information about product chemistry, manufacturing and controls, potential perceived side effects and risks, and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice (“GCP”), an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on US patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board (“IRB”) for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects/patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence of effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, pivotal, or Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In many cases the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible. After an NDA is approved, a Phase 4 trial may be undertaken to evaluate safety over a long period of time, quality of life or cost effectiveness.

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, toxicology, manufacture, controls and any proposed labeling. The cost of preparing and submitting an NDA is substantial, and the fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs to encourage timeliness. Most applications for standard review drug products are reviewed within twelve months from submission; most applications for priority review drugs are reviewed within eight months from submission. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. If priority review is achieved, the FDA’s goal is to take action on the application within six months. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practice (“cGMP”), a quality system regulating manufacturing, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy (“REMS”) to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review, of drugs that are (1) intended for the treatment of a serious or life-threatening disease or (2) condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the Fast Track program, the sponsor of a new product candidate may request that the FDA designate the product candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the product candidate. The FDA must determine if the product candidate qualifies for Fast Track Designation within 60 days of receipt of the sponsor’s request.

Under the Fast Track program and FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to priority review by FDA.

If a submission is granted Fast Track Designation, the sponsor may engage in more frequent interactions with the FDA, and the FDA may review sections of the NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

The FDA is also required to expedite the development and review of the application for approval of drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the Breakthrough Therapy program, the sponsor of a new product candidate may request that the FDA designate the product candidate for a specific indication as a breakthrough therapy. The FDA must determine if the product candidate qualifies for Breakthrough Therapy designation within 60 days of receipt of the sponsor’s request.

Orphan Drug Designation and Exclusivity

The Orphan Drug Act provides incentives for the development of products intended to treat rare diseases or conditions. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. If a sponsor demonstrates that a drug is intended to treat a rare disease or condition, the FDA will grant orphan designation for that product for the orphan disease indication, assuming that the same drug has not already been approved for the indication for which the sponsor is seeking orphan designation. If the same drug has already been approved for the indication for which the sponsor is seeking orphan designation, the sponsor must present a plausible hypothesis of clinical superiority in order to obtain orphan designation. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the FDA discloses the identity of the therapeutic agent and its potential orphan use.

Orphan designation may provide manufacturers with benefits such as research grants, tax credits, Prescription Drug User Fee Act (“PDUFA”) application fee waivers and eligibility for orphan drug exclusivity. If a product that has orphan designation subsequently receives the first FDA approval of the active moiety for that disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which for seven years prohibits the FDA from approving another product with the same active ingredient for the same indication, except in limited circumstances. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Further, the FDA may approve more than one product for the same orphan indication or disease as long as the products contain different active ingredients. Moreover, competitors may receive approval of different products for the indication for which the orphan drug has exclusivity or obtain approval for the same product but for a different indication for which the orphan drug has exclusivity.

In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following drug or biological product approval. This period may be reduced to 6 years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, or REMS, and surveillance to monitor the effects of an approved product, or FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with FDA subjects’ entities to periodic unannounced inspections by the FDA, during which the Agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Additional Regulations and Environmental Matters

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, and our activities may implicate the privacy provisions of the Health Insurance Portability and Accountability Act (“HIPAA”) and similar state laws, each as amended.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. While we reasonably believe our practices to be in compliance with the Anti-Kickback Statute, our practices may not in all cases meet all the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Affordable Care Act (“ACA”) to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (as further discussed below).

The Civil Monetary Penalties statute authorizes the imposition of severe financial penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The federal False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to, or approval by, the federal government or knowingly making, using, or causing to be made or used, a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

HIPAA created new federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for healthcare benefits, items or services.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH) and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report information related to certain payments or other transfers of value made or distributed to physicians, other specified health care professionals and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians, other specified health care professionals and teaching hospitals and to report annually certain ownership and investment interests held by physicians and other specified health care professionals and their immediate family members. Some states have analogous laws requiring manufacturers to report certain transfers of value to covered individuals and entities.

To distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, privately managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. This is also true of Medicare reimbursement, where different vendors process payments, so that coverage by one vendor does not assure that all other vendors will provide coverage. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. In addition, the United States federal government position on matters related to drug pricing is evolving and uncertain, and any changes could have a material impact on drug pricing generally in the United States, including for our product candidates if approved.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines but monitor and control company profits. The National Institute for Health and Care Excellence (NICE) in the United Kingdom also requires consideration of cost-benefit analysis. The downward pressure on health care costs has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third- party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Corporate Information

Sun BioPharma, Inc. was originally incorporated under the laws of the State of Delaware in September 2011. In 2015, we became a public company by completing a reverse merger transaction (the “Merger”) with a wholly owned subsidiary of Cimarron Medical, Inc., a public company organized under the laws of the State of Utah. Upon completion of the Merger and other separate but contemporaneous transactions by certain of our stockholders, our stockholders collectively owned approximately 99.0% of the post-Merger public company, which was renamed “Sun BioPharma, Inc.” In 2016, we reincorporated under the laws of the State of Delaware via a merger with our operating subsidiary, resulting in our current corporate form.

Our website is located at www.SunBioPharma.com. The information contained on or connected to our website is not a part of this report. We have included our website address as a factual reference and do not intend it to be an active link to our website.

We make available, free of charge, through our website at www.sunbiopharma.com, materials we file or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, including our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports. These materials are posted to our website as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

The SEC maintains a website that contains reports, proxy and information statements and other information about us and other issuers that file electronically at www.sec.gov.

Management

The name, age and position of each of our directors and executive officers as of the date of this prospectus are as follows:

Name	Age	Position
Michael T. Cullen	74	Executive Chairman of the Board of Directors, President, Chief Executive Officer and Director
Susan Horvath	61	Chief Financial Officer and Vice President of Finance
Suzanne Gagnon	63	Chief Medical Officer and Director
Jeffrey S. Mathiesen	59	Director
Paul W. Schaffer	77	Director
D. Robert Schemel	65	Director
Arthur J. Fratamico	54	Director

Executive Officers

Michael T. Cullen, M.D., M.B.A., has served as Executive Chairman of the Board of Directors and as a director of our Company since September 2015. He assumed responsibilities as President and Chief Executive Officer of the Company in October 2018. Dr. Cullen brings 30 years of pharmaceutical experience to our Company, including expertise in working with development-stage companies in planning, designing and advancing drug candidates from preclinical through clinical development. Dr. Cullen co-founded our business in 2011 and had continuously served as Chairman of its Board of Directors since that date. He previously served as Chief Medical Officer from November 2011 to January 2015. Dr. Cullen assumed responsibility as the President and Chief Executive Officer of the Company on October 31, 2018. Dr. Cullen provided due diligence consulting to the pharmaceutical industry from 2009 to 2011, after one year in transition consulting to Eisai Co., Ltd. He developed several oncology drugs as Chief Medical Officer for MGI Pharma Inc. from 2000 to 2008, and previously at G.D. Searle, SunPharm Corporation, and as Vice President for Clinical Consulting at IBAH Inc., the world’s fifth largest contract research organization, where he provided consulting services on business strategy, creating development plans, regulatory matters and designing clinical trials for several development stage companies in the pharmaceutical industry. Dr. Cullen was also a co-founder and Chief Executive Officer of IDD Medical, a pharmaceutical start-up company. Dr. Cullen joined 3M Pharmaceuticals in 1988 and contributed to the development of cardiovascular, rheumatology, pulmonary and immune-response modification drugs. Over the course of his career Dr. Cullen has been instrumental in obtaining the approval of ten drugs, including three (3) since 2004: Aloxi®, Dacogen® and Lusedra®. Board-certified in Internal Medicine, Dr. Cullen practiced from 1977 to 1988 at Owatonna Clinic, Owatonna, MN, where he served as president. Dr. Cullen earned his MD and BS degrees from the University of Minnesota and his MBA from the University of St. Thomas and completed his residency and Board certification in Internal Medicine through the University of North Carolina in Chapel Hill and Wilmington, NC.

Susan Horvath has served as our Vice President and Chief Financial Officer since April 2018. Ms. Horvath has held both finance and operating positions within pharmaceutical, healthcare and consumer organizations. In addition to her position with the Company, Ms. Horvath sits on the board of directors and provides financial consulting services for Photonic Pharma, LLC, a privately held company focused on efficiencies in early stage drug discovery. Prior to joining the Sun BioPharma team Ms. Horvath served as Chief Financial Officer of Eyebobs, LLC, a private company focused on eyewear for corrective vision, from December 2016 to January 2018; Vice President and Chief Financial Officer of Tenacious Holdings, Inc. (d/b/a ergodyne) a privately held, safety products company, from January 2014 to December 2016; Chief Financial Officer and Vice President of Human Resources at Healthsense, Inc., a next generation technology (SaaS) and remote monitoring company focused on providing safety and improving quality of life while reducing overall costs of healthcare for seniors and fragile adults, from August 2011 to February 2014; Chief Financial Officer, Vice President of Operations & Human Resources of Hemosphere, Inc., an early commercialization stage medical device company, from July 2008 to December 2010; and Vice President & Team Leader International of CNS, Inc, a publicly traded consumer health care products company focused on the development and marketing of strong consumer brands, from November 2004 to March 2007. Ms. Horvath holds a Bachelor of Science degree in Accounting from the University of Illinois, Champaign, and is a Certified Management Accountant and Certified Public Accountant, inactive.

Other Directors

Suzanne Gagnon, M.D., has served as our Chief Medical Officer and as a director of our Company since September 2015. Dr. Gagnon also served as a director of our predecessor entity since June 2015 and as its Chief Medical Officer since January 2015. Previously, Dr. Gagnon served as the Lead Clinical Consultant to the Company. Dr. Gagnon has been the President of Gagnon Consulting LLC since July 2014, consulting on medical, safety and regulatory matters. From 2001 to 2014, Dr. Gagnon served as the Chief Medical Officer for three companies, ICON Clinical Research, Nupathe, Inc. and Idis, Inc. Dr. Gagon is a graduate of Boston University School of Medicine and Boston City Hospital’s Medical Residency Program. We believe that Dr. Gagnon brings exceptional experience in drug development, safety, regulatory matters and executive leadership to the Board of Directors.

Jeffrey S. Mathiesen has served as a director of our Company since September 2015. On March 19, 2019 Mr. Mathiesen selected to service as the Vice Chair and lead independent director for the Company. He has served as Advisor to the CEO of Teewinot Life Sciences, a privately held biopharmaceutical company focused on the biosynthetic production of pure pharmaceutical grade cannabinoids from October 2019 to December 2019, and as Chief Financial Officer from March 2019 to October 2019. Previously he served as Chief Financial Officer of Gemphire Therapeutics Inc., a publicly traded biopharmaceutical company from September 2015 to September 2018. From August 2015 to September 2015 he was a consultant to Gemphire. He served as Chief Financial Officer of Sunshine Heart, Inc., a publicly traded medical device company, from March 2011 to January 2015. From December 2005 to April 2010, Mr. Mathiesen served as Vice President and Chief Financial Officer of Zareba Systems, Inc., a manufacturer and marketer of medical products, perimeter fencing and security systems that was purchased by Woodstream Corporation in April 2010. Mr. Mathiesen has held executive positions with publicly traded companies dating back to 1993, including vice president and chief financial officer positions. Mr. Mathiesen also serves as a director and audit committee chairman of NeuroOne Medical Technologies Corporation, a publicly traded medical device company and served as a director and audit committee chairman of eNeura, Inc., a privately held medical technology company providing therapy for both acute treatment and prevention of migraine from July 2018 to February 2020. Mr. Mathiesen holds a B.S. in Accounting from the University of South Dakota and is also a Certified Public Accountant.

Paul W. Schaffer has served as a director since September 2015. Mr. Schaffer had previously served as a director of our predecessor entity since 2014. Mr. Schaffer graduated from Minnesota Pharmacy School in 1966. He owned and operated a compounding pharmacy, Bloomington Drug, for 42 years. Mr. Schaffer is an experienced biotech investor. We believe that Mr. Schaffer brings a wealth of experience in pharmaceutical development and manufacturing to the Board of Directors, as well as knowledge of regulations and issues facing pharmaceutical companies.

D. Robert Schemel has served as a director since September 2015. Mr. Schemel had previously served as a director of our predecessor entity since 2012. Mr. Schemel has over 39 years’ experience in the agriculture industry. From 1973-2005, Mr. Schemel owned and operated a farming operation in Kandiyohi County, Minnesota, building a 5,000-acre operation producing corn, soybeans and sugar beets. Mr. Schemel has extensive experience in serving on boards of directors. From 1992-1996 he served as a board member for ValAdCo and then from 1996-2003 he served as the Chairman of the Board for Phenix Biocomposites.

Arthur J. Fratamico has served as a director of our Company since December of 2019. He is a registered pharmacist with over 25 years of experience in the pharmaceutical industry and has been the Chief Business Officer at Galera Therapeutics, Inc., a biopharmaceutical company dedicated to discovering and developing novel dismutase mimetics with the goal of transforming cancer radiotherapy, since January 2017. Prior to joining Galera, Mr. Fratamico served as Chief Business Officer of Vitae Pharmaceuticals, Inc., a Nasdaq-listed clinical-stage biotechnology company, from May 2014 until its sale to Allergan in December 2016. Prior to Vitae Pharmaceuticals, he held similar executive roles with a number of biotechnology companies leading their business development efforts, including facilitating the sales of Gemin X Pharmaceuticals, Inc. and MGI Pharma, Inc. In addition to being responsible for numerous licensing transactions and acquisitions, he also directed corporate strategy and managed external corporate communications. He also served in several senior marketing, product planning and new product development positions. Mr. Fratamico earned a bachelor’s degree in pharmacy from the Philadelphia College of Pharmacy and Science and an M.B.A. from Drexel University.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our Board of Directors has determined that Messrs. Mathiesen, Schaffer, Schemel and Fratamico are “independent directors” as defined under the applicable rules of The Nasdaq Stock Market, LLC, which we have voluntarily adopted as our standard for director independence.

Committees of the Board of Directors

Our Board of Directors has established three standing committees: Audit, Compensation, and Nominating and Governance. The membership of each committee is as follows:

Committees
Director	Audit	Compensation	Nominating and Governance	Independent Directors
Michael T. Cullen	–	–	–
Suzanne Gagnon	–	–	–
Jeffrey S. Mathiesen	Chair	–	Member	✔
Paul W. Schaffer	Member	Member	Chair	✔
D. Robert Schemel	Member	Chair	–	✔
Arthur J. Fratamico	–	Member	Member	✔

Audit Committee

The Audit Committee’s primary functions, among others, are to: (a) assist the Board of Directors in discharging its statutory and fiduciary responsibilities with regard to audits of the books and records of our Company and the monitoring of its accounting and financial reporting practices; (b) carry on appropriate oversight to determine that our Company and its subsidiaries have adequate administrative and internal accounting controls and that they are operating in accordance with prescribed procedures and codes of conduct; and (c) independently review our Company’s financial information that is distributed to stockholders and the general public. The Audit Committee held five meetings during 2019. The Audit Committee has a charter, which is available on our website at www.sunbiopharma.com.

All of the members of the Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). Our Board of Directors has determined that Jeffrey S. Mathiesen is qualified to serve as an audit committee financial expert, as that term is defined under the applicable rules of the SEC. Each member of the Audit Committee satisfies the independence requirements of Rule 10A-3(b)(1) of the Securities Exchange Act.

Compensation Committee

The Compensation Committee reviews and recommends to our Board of Directors all compensation for our executive officers and, on an annual basis, the goals and objectives relevant to the annual compensation of our executive officers in light of their respective performance evaluations. Our Compensation Committee is also responsible for administering our equity incentive plans, including our 2011 Equity Incentive Plan, as amended (the “2011 Plan”) and our 2016 Omnibus Incentive Plan, as amended ( the “2016 Plan”), including approval of individual grants of stock options and other equity-based awards. The Compensation Committee held three meetings during 2019. The Compensation Committee has a charter, which is available on our website at www.sunbiopharma.com.

Nominating and Governance Committee

The Nominating and Governance Committee is primarily responsible for identifying individuals qualified to serve as members of our Board of Directors, recommending individuals to our Board of Directors for nomination as directors and committee membership, reviewing the compensation paid to our non-employee directors and recommending adjustments in director compensation, as necessary, in addition to overseeing the annual evaluation of our Board of Directors. The Nominating and Governance Committee held one meeting during 2019. The Nominating and Governance Committee has a charter that is available on our website at www.sunbiopharma.com.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee nor any director nominee proposed to become a member of the compensation committee is or has at any time during the last completed fiscal year been an officer or employee of our Company. None of our executive officers has served as a member of our Board of Directors or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors during the last completed fiscal year.

None of the members of the compensation committee is or has at any time during the last completed fiscal year been an officer or employee of our Company. None of our executive officers has served as a member of the Board of Directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or compensation committee during the last completed fiscal year.

Director Compensation

Directors who are also our employees historically have received no additional cash compensation for serving on our Board of Directors and non-employee directors receive no cash compensation. During 2019, our Company reimbursed non-employee directors for out-of-pocket expenses incurred in connection with attending meetings of our Board of Directors and its committees.

Non-Employee Director Compensation for 2019

The following table sets forth information concerning annual compensation for our non-employee directors during the year ended December 31, 2019:

Name	Option Awards(1) ($)	Total ($)
D. Robert Schemel	62,395(2)	62,395
Jeffrey S. Mathiesen	62,395(3)	62,395
Paul W. Schaffer	62,395(4)	62,395
Arthur J. Fratamico	74,992(5)	74,992

(1)

The values of option awards in this table represent the fair value of such awards granted during the fiscal year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used to determine the valuation of the awards are discussed in Note 9 to our consolidated financial statements, included in our annual report on Form 10-K for the fiscal year ended December 31, 2019.

(2)	Mr. Schemel held options to purchase an aggregate of 54,600 shares as of December 31, 2019.
(3)	Mr. Mathiesen held options to purchase an aggregate of 54,600 shares as of December 31, 2019.
(4)	Mr. Shaffer held options to purchase an aggregate of 70,600 shares as of December 31, 2019.
(5)	Mr. Fratamico held options to purchase an aggregate of 38,300 shares as of December 31, 2019.

Effective 2019, the Compensation Committee of the Board of Directors approved a compensation program for our non-employee directors consisting of annual awards of options to purchase common stock. Each non-employee director is eligible to receive an option by dividing a target dollar amount by the Black-Scholes value of a share of our common stock as of the date of grant. The target dollar amount for awards to each such director currently equals equal (i) $35,000 for service as a non-employee director, plus (ii) $5,000 for each committee of which the director is expected to serve as chair.

In May 2019, the Compensation Committee granted to each then-serving non-employee director a one-time grant of an option to purchase a number of shares of our common stock equal to $10,000 divided by the Black-Scholes value of a share of our common stock on the date of grant. Each such option is scheduled to vest in three substantially equal installments on the first, second and third anniversaries of the dates of grant.

All options awarded to non-employee directors under the new compensation program will bear an initial exercise price equal to the fair market value of a share of our common stock on the grant date, as determined in accordance with the applicable equity incentive plan, and, once vested, will remain exercisable through the ten-year anniversary of the date of grant.

In connection with Mr. Fratamico’s election to the Board of Directors, effective December 19, 2019, the Compensation Committee awarded him two options, one to purchase 6,500 shares, scheduled to vest in full the day before the Annual Meeting and a second to purchase 26,800 shares, 50% of which was exercisable on the date of grant and 25% of which is schedule to vest on the first and second anniversaries of the date of grant. These grants were made consistent with the director compensation program put into place in 2019 and the time remaining prior to the next annual meeting.

Changes to Non-Employee Director Compensation for 2020

In June 2020, the Nominating and Governance Committee of our Board of Directors adjusted certain components of director compensation. Effective as of June 2020, each non-employee director will receive a recurring monthly cash retainer of $1,000 in addition to annual equity compensation for their service. Also in June 2020, the Compensation Committee of our Board of Directors approved the issuance of options to purchase a number of share of common stock equal to 12,000 for each non-employee director plus 1,700 additional share for service as the chair of a standing committee. Each such option is scheduled to vest in full as of the day before the Company’s next annual meeting of stockholders.

Executive Compensation

The following disclosure focuses on our named executive officers. For fiscal 2019 our “named executive officers” consisted of: Michael T. Cullen and Susan Horvath.

Base salaries for each of our named executive officers were initially established based on arm’s-length negotiations with the applicable executive. Our Compensation Committee reviews our executive officers’ salaries annually. When negotiating or reviewing base salaries, the Compensation Committee considers market competitiveness based on the experience of its members, the executive’s expected future contribution to our success and the relative salaries and responsibilities of our other executives.

Summary Compensation Table

The following table provides information regarding the compensation earned by our named executive officers for fiscal 2019 (collectively referred to as the “Executives”):

Name and principal position	Fiscal Year	Salary ($)	Option awards ($)(1)	Total ($)
Michael T. Cullen	2019	282,350	377,471	659,821
Executive Chairman, President and Chief Executive Officer)(2)	2018	221,200	491,491	712,691

Susan Horvath	2019	220,313	181,124	401,436
Chief Financial Officer and Vice President of Finance(3)	2018	150,000	147,573	297,573

(1)

The values of option awards in this table represent the fair value of such awards granted during the fiscal year, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used to determine the valuation of the awards are discussed in Note 9 to our consolidated financial statements, included in our annual report on Form 10-K for the fiscal year ended December 31, 2019.

(2)	Dr. Cullen was elected to serve in the additional roles of President and Chief Executive Officer on October 31, 2018.
(3)	Ms. Horvath joined the Company on April 17, 2018.

Outstanding Equity Awards at December 31, 2019

		Option Awards
Name	Grant Date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration Date
Michael T. Cullen	3/5/2015	80,000	–		3.18	3/5/2025
	12/12/2016	15,000	–		15.10	12/12/2026
	2/27/2018	100,000	–		8.10	2/27/2028
	5/21/2019	71,500	84,600	(1)	2.95	5/21/2029
	9/24/2019	30,000	–		5.00	9/24/2029

Susan Horvath	4/17/2018	20,000	20,000	(2)	5.75	4/17/2028
	5/21/2019	21,575	36,225	(3)	2.95	5/21/2029
	9/24/2019	25,000	–		5.00	9/24/2029

(1)	Scheduled to vest with respect to 28,200 on May 21st in each of 2020, 2021 and 2022.
(2)	Scheduled to vest with respect to 10,000 on April 17th in each of 2020 and 2021.
(3)	Scheduled to vest with respect to 12,075 on May 21st in each of 2020, 2021 and 2022.

Employment Agreements

During 2019, we were party to employment agreements with each of the Executives. In addition to the specific terms summarized below, each Executive is eligible to participate in the other compensation and benefit programs generally available to our employees, including our other executive officers, if any. Each such employment agreement also includes customary non-competition and non-solicitation covenants and a requirement that the Executive execute a supplemental agreement regarding confidentiality and assignment of intellectual property.

In accordance with the employment agreements, the base salary of each Executive is reviewed annually by the Compensation Committee of our Board of Directors. Pursuant to the employment agreements, the committee may authorize an increase for the applicable year but may not reduce an Executive’s base salary below its then-current level other than with the Executive’s consent or pursuant to a general wage reduction in respect of substantially all of our executive officers.

Executive Chairman, President and Chief Executive Officer

Under his employment agreement, as last amended, Dr. Cullen was entitled to receive an initial annualized base salary equal to $288,000. He is eligible to receive an annual performance-based cash bonus with a target amount equal to no less than 45% of his base salary. Payment of the bonus amount will be subject to achievement of metrics to be established by our Board of Directors and Dr. Cullen’s continued employment with the Company through the end of the applicable cash bonus period. Neither our Board of Directors nor its Compensation Committee established such performance criteria for 2019 and therefore no cash bonus was paid.

No change was made to Dr. Cullen’s employment agreement as a result of his election to serve in the additional roles of President and Chief Executive Officer in October 2018 until May 21, 2019. On that date the Compensation Committee increased Dr. Cullen’s annualized base salary to $315,000.

Chief Financial Officer

Under her employment agreement, Ms. Horvath is entitled to receive an initial annualized base salary equal to $225,000. Ms. Horvath also is eligible to receive an annual performance-based cash bonus with a target amount equal to no less than 40% of her base salary. Payment of the bonus amount will be subject to achievement of metrics to be established by our Board of Directors and Ms. Horvath’s continued employment with the Company through the end of the applicable cash bonus period. Neither our Board of Directors nor its Compensation Committee established such performance criteria for 2019 and therefore no cash bonus was paid.

Potential Payments Upon Termination or Change-in-Control

Under their respective employment agreements, if Dr. Cullen’s or Ms. Horvath’s employment is terminated by us for any reason other than for “cause” (as defined in the applicable employment agreement) or by him or her for “good reason” (as defined in the applicable employment agreement), then he or she will be eligible to receive an amount equal to their respective annualized salary plus an amount equal to a prorated portion of their cash bonus target, if any, for the year in which the termination occurred, in addition to other amounts accrued on or before the date of termination. If any such termination occurs within six months prior or two years after a “change of control” (as defined in the applicable employment agreement), then Dr. Cullen or Ms. Horvath, as applicable, would instead receive an amount equal to his or her respective annualized salary, plus an amount equal to his or her full cash bonus target for the year in which the termination occurred.

Certain Relationships and Related Party Transactions

The following is a summary of transactions since January 1, 2017 to which our Company has been a party and in which the amount involved exceeded $25,000, which is approximately 1% of the average of our total assets as of the ends of our last two completed fiscal years, and in which any of our directors, executive officers, or beneficial owners of more than 10% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements that are described under the heading “Executive Compensation: Employment Agreements” and “Director Compensation” above.

Our Chief Medical Officer, Suzanne Gagnon, is also a member of our Board of Directors. We are party to an employment agreement with Dr. Gagnon in substantially the same form as the employment agreements with the Executives described below under the heading “Employment Agreements.” Dr. Gagnon is eligible to participate in the other compensation and benefit programs generally available to our employees. Her employment agreement also includes customary confidentiality, non-competition and non-solicitation covenants. Under her employment agreement as currently in effect, Dr. Gagnon is entitled to receive an initial annualized base salary of $270,000. During 2017, 2018, and 2019, Dr. Gagnon received compensation from the Company amounting to $195,000, $207,700 and $250,100, respectively.

In March 2017, Paul W. Schaffer, a director of the Company, purchased $50,000 original principal amount of 2017 Notes.

Certain directors and executive officers participated in various debt and equity offerings during the three years ended December 31, 2019. The table below summarizes those securities purchases:

Related Person Name and Position(s)	Date of Investment	Securities Purchased	Amount Invested
Michael T. Cullen, Executive Chairman President, CEO and Director(1)	2/14/2018	5,000 Shares of Common Stock and Warrants to Purchase up to 5,000 additional Shares of Common Stock(2)	$25,000

Paul W. Schaffer, Director	5/16/2018	5,000 Shares of Common Stock and Warrants to Purchase up to 5,000 additional Shares of Common Stock(2)	$25,000

Michael T. Cullen, Executive Chairman President, CEO and Director	12/31/2018	$35,000 principal amount of Convertible Promissory Notes and Warrants to purchase up to 20,000 Shares of Common Stock(3)	$35,000

Michael T. Cullen, Executive Chairman President, CEO and Director	8/30/2019	30,000 Shares of Common Stock and Warrants to purchase up to 30,000 additional Shares of Common Stock(4)	$105,000

Paul W. Schaffer, Director	9/20/2019	30,000 Shares of Common Stock and Warrants to Purchase up to 30,000 additional Shares of Common Stock(4)	$105,000

Michael T. Cullen, Executive Chairman President, CEO and Director(1)	5/22/2020	10,000 Shares of Common Stock and Warrants to Purchase up to 10,000 additional Shares of Common Stock(5)	$40,000

Paul W. Schaffer, Director	6/5/2020	10,000 Shares of Common Stock and Warrants to Purchase up to 10,000 additional Shares of Common Stock(5)	$40,000

(1)	As trustee of the Cullen Living Trust Dated April 23, 2009.
(2)	Pursuant to Securities Purchase Agreement. Such warrants are exercisable for a period of three years from the date of issuance at an exercise price of $5.00 per share.
(3)

The Convertible Promissory Notes (“Notes”) were part of a series of notes issued on the same terms as those issued to third parties in December 2018 and January 2019, matured on June 30, 2019 and bore interest at a rate of 10.0% per year in the interim. The Notes had a mandatory conversion of all principal and interest into common stock on the earlier of (1) June 30, 2019 or (2) the date our Company received gross proceeds of at least $6.0 million from the sale of equity securities (subject to certain exclusions). The Notes converted at a stated conversion rate of $3.50 per share subject to downward adjustments, if any, to match the price per share of common stock or any unit containing a share of common stock issued by the Company on or before the date of conversion. The exercise price of each warrant is $4.50 per share and they are exercisable until the 5-year anniversary of the date of issuance. See also Note 6 to our consolidated financial statements, included in our annual report on Form 10-K for the fiscal year ended December 31, 2019.

(4)	Pursuant to Securities Purchase Agreement. Such warrants are exercisable for a period of five years from the date of issuance at an exercise price of $4.00 per share.
(5)	Pursuant to Securities Purchase Agreement. Such warrants are exercisable for a period of five years from the date of issuance at an exercise price of $6.00 per share.

Security Ownership of Certain Beneficial Owners AND Management

The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of June 30, 2020 by (i) each of our named executive officers identified in the Summary Compensation Table below; (ii) each of our directors; (iii) all of our executive officers, directors and director nominees as a group; and (iv) each other beneficial owner of 5% or more of our outstanding common stock. Ownership percentages are based on 7,068,308 shares of common stock outstanding as of the close of business on the same date. Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge and subject to applicable community property laws, each of the holders of stock listed below has sole voting and investment power as to the stock owned unless otherwise noted. The table below includes the number of shares underlying rights to acquire common stock that are exercisable within 60 days from June 30, 2020. Except as otherwise noted below, the address for each director or officer listed in the table is c/o Sun BioPharma, Inc., 712 Vista Blvd #305, Waconia, Minnesota 55387.

	Shares Beneficially Owned
Name	Number		Percentage
Executive Officers and Directors:
Michael T. Cullen	807,271	(a)	10.8%
Susan Horvath	125,090	(b)	1.7%
Suzanne Gagnon	349,992	(c)	4.8%
Jeffrey S. Mathiesen	58,900	(d)	*
Paul W. Schaffer	283,985	(e)	4.0%
D. Robert Schemel	436,749	(f)	6.1%
Arthur J. Fratamico	24,900	(g)	*
All directors and current executive officers as a group (7 persons)	2,086,887	(h)	25.6%

Ryan Gilbertson 2012 Irrevocable Family Trust 8615 Eagle Creek Circle Savage, MN 55378	793,564	(i)	10.9%

*	Less than one percent.
(a)	Includes 204,576 shares held by the Cullen Living Trust and 337,200 shares subject to stock options, and 67,500 shares subject to warrants.
(b)	Includes 96,650 shares subject to stock options, and 17,428 shares subject to warrants.
(c)	Includes 8,142 shares held by the Gagnon Family Trust, 297,350 shares subject to stock options and 1,500 shares subject to warrants.
(d)	Includes 52,900 shares subject to options and 3,000 shares subject to warrants.
(e)	Includes 30,685 shares held by the Paul Shaffer Trust, 68,900 shares subject to stock options, 51,756 shares subject to warrants.
(f)	Includes 282,654 shares held by spouse and 52,900 shares subject to stock options and 11,767 shares subject to warrants.
(g)	Includes 24,900 shares subject to stock options.
(h)	Includes 900,300 shares subject to stock options and 140,451 shares subject to warrants.
(i)	Includes 218,455 shares subject to warrants.

DESCRIPTION OF Securities

The summary of the general terms and provisions of the common stock, par value $0.001 per share (“Common Stock”), of Sun BioPharma, Inc., a Delaware corporation (the “Corporation”), set forth below does not purport to be complete and is subject to and qualified by reference to the Corporation’s Certificate of Incorporation, as amended (the “Certificate”), and Bylaws of the Corporation, as amended (the “Bylaws”). For additional information, please read the Certificate, Bylaws and the applicable provisions of the General Corporation Law of Delaware (the “DGCL”).

Authorized Shares

The Corporation is authorized to issue up to 110,000,000 shares of capital stock, of which 100,000,000 constitute shares of Common Stock and 10,000,000 constitute shares of preferred stock, par value $0.001 per share (“Preferred Stock”).

Common Stock

No outstanding shares of common stock is entitled to preference over any other share, and each share is equal to any other share in all respects. Holders of shares of common stock are entitled to one vote for each share held of record at each meeting of shareholders. Holders of shares of common stock are not entitled to any preemptive, subscription, conversion, redemption or sinking fund rights. The absence of preemptive rights could result in a dilution of the interest of shareholders should additional common shares be issued.

Subject to any prior rights of any Preferred Stock then outstanding, holders of common stock are entitled to receive dividends in the form of cash, property or shares of capital stock of the Corporation, when and as declared by the board of directors, provided there are sufficient net profits or surplus legally available for that purpose. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of shares of common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full. All of the issued and outstanding shares of common stock are non-assessable.

Anti-Takeover Provisions

The Charter Documents and the DGCL contain certain provisions that may discourage an unsolicited takeover of the Company or make an unsolicited takeover of the Company more difficult. The following are some of the more significant anti-takeover provisions that are applicable to the Company:

Delaware Anti-Takeover Law

In general, Section 203 of the DGCL prohibits a Delaware corporation with a class of voting stock listed on a national securities exchange or held of record by 2,000 or more stockholders from engaging in a Business Combination (as defined below) with an Interested Stockholder (as defined below) for a three-year period following the time that this stockholder becomes an interested stockholder, unless the Business Combination is approved in a prescribed manner. A “Business Combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the Interested Stockholder. An “Interested Stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of Interested Stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a Business Combination between a corporation and an Interested Stockholder is prohibited for three years unless it satisfies one of the following conditions:

●

Before the stockholder became an Interested Stockholder, the board of directors approved either the Business Combination or the transaction which resulted in the stockholder becoming an Interested Stockholder;

●

Upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●

At or after the time the stockholder became an Interested Stockholder, the Business Combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder.

The DGCL permits a corporation to opt out of, or choose not to be governed by, its anti-takeover statute by expressly stating so in its original certificate of incorporation (or subsequent amendment to its certificate of incorporation or bylaws approved by its stockholders). The Certificate does not contain a provision expressly opting out of the application of Section 203 of the DGCL; therefore, the Company is subject to the anti-takeover statute.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Bylaws establish advance-notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Special Meetings of Stockholders

The Certificate and Bylaws provide that a special meeting of stockholders may be called only by the board of directors, the Chairman of the Board or the Chief Executive Officer of the Corporation.

Classified Board of Directors

The Certificate provides that directors are divided into three classes and elected for staggered terms. At each annual meeting, approximately one third of the directors will be elected to serve a three-year term. Directors serving staggered terms can be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the outstanding shares of stock then entitled to vote at an election of directors.

Authority of the Board of Directors

The board of directors has the power to issue any or all of the shares of the Corporation’s capital stock, including the authority to establish one or more series of Preferred Stock and to fix the powers, preferences, rights and limitations of such class or series, without seeking stockholder approval. The board of directors has the authority to adopt and change Bylaws, subject to the right of holders of at least 66.67% of the voting power of all then-outstanding shares entitled to vote generally in the election of directors to adopt, amend or repeal Bylaws.

Underwriter's Warrants to be Issued in this Offering

We have agreed to issue to Craig-Hallum Capital Group LLC, the underwriter in this offering, warrants to purchase up to 5.0% of the shares of our common stock issued in the offering (exclusive of any shares to be issued pursuant to the exercise of the over-allotment option or the exercise of any warrants sold in this offering). Please see “Underwriting – Underwriter's Warrants” for a description of the warrants we have agreed to issue to the underwriter, subject to the completion of the offering. We expect to enter into a warrant agreement in respect of the Underwriter's Warrants prior to the closing of this offering.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is VStock Transfer, which can be contacted at 18 Lafayette Place, Woodmere, New York, 11598, info@vstocktransfer.com, or +1 (212) 828-8436.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter, or by its affiliates. Other than this prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of these sales, could adversely affect prevailing market prices from time to time and could impair our ability to raise equity capital in the future.

Upon the closing of this offering, we will have a total of          shares of our common stock outstanding (or          shares if the underwriter exercises its option to purchase additional shares of common stock in full), based on the           shares of our common stock outstanding as of          , 2020. Of these outstanding shares, all of the shares sold in the offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the limitations described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares upon expiration of the lock-up agreements described below, without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

●

if and when our common stock is listed on the Nasdaq Capital Market, the average weekly trading volume of our common stock on such market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information or holding period provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the market standoff agreements and lock-up agreements described below.

Stock Options and Warrants

As of June 30, 2020, options to purchase a total of 1,958,411 shares of common stock were outstanding, which options were vested with respect to 1,594,611 shares. Of the total number of shares of our common stock issuable under these options, approximately      % were subject to contractual lock-up agreements with the underwriter described below, and will become eligible for sale, subject to any applicable limitations of Rule 144, at the expiration of those agreements.

As of June 30, 2020, warrants to purchase a total of 3,934,099 shares of common stock at a weighted-average exercise price of $5.79 per share. None of the outstanding warrants or shares issuable upon exercise of the outstanding warrants are currently registered for resale.

Lock-Up Agreements

We, our officers and directors and each of our stockholders who hold 5% or more of our outstanding common stock expect to enter into lock up agreements with the underwriter prior to the commencement of this offering. See “Underwriting – Lock-up Agreements” for additional information regarding the terms of these agreements. Following the expiration of the lock-up agreements, covered shares will become eligible for sale, subject to any applicable limitations of Rule 144.

UNDERWRITING

Craig-Hallum Capital Group LLC is acting as the underwriter of the offering. We have entered into an underwriting agreement dated              , 2020 with the underwriter. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriter and the underwriter has agreed to purchase from us, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Craig-Hallum Capital Group LLC
TOTAL

The underwriter is committed to purchase all the shares of common stock offered by us other than those covered by the option to purchase additional shares of common stock described below, if it purchases any shares of common stock. The obligations of the underwriter may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriter's obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriter of officers’ certificates and legal opinions.

We have been advised by the underwriter that it proposes to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of $       per share.

We have agreed to indemnify the underwriter against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect thereof.

The underwriter is offering the shares of common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-allotment Option

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriter to purchase a maximum of           additional shares of common stock (15.0% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriter exercises all or part of this option, it will purchase shares of common stock covered by the option at the public offering price per share that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $          and the total net proceeds, before expenses, to us will be approximately $      million.

Discounts, Commissions and Reimbursement

The following table shows the public offering price, underwriting discount, non-accountable expense allowance and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriter of the over-allotment option.

Total(1)
	Per Share	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$	$	$
Underwriting discount (7.0%)	$	$	$
Proceeds, before expenses, to us(2)	$	$	$

(1)	Does not include warrants to purchase shares of common stock equal to 5.0% of the number of the common stock sold in the offering to be issued to the underwriter at the closing.
(2)

We have also agreed to reimburse certain expenses of the underwriter relating to the offering in an amount up to $155,000. We have paid an advance of $20,000 to the underwriter, which will be applied against actual out-of-pocket accountable expenses and reimbursed to the Company to the extent any portion thereof is not actually incurred in compliance with FINRA Rule 5110(f)(2)(C).

The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. In addition, the underwriter may offer some of the common stock to other securities dealers at such price less a concession of $      per share of common stock. After this offering, this offering price and concessions and discounts to brokers and dealers and other selling terms may from time to time be changed by the underwriter.

We estimate that the total expenses of this offering, excluding the underwriting discount and expense reimbursements, will be approximately $         .

Lock-Up Agreements

We, our officers and directors and each of our stockholders who hold 5% or more of our outstanding common stock expect to enter into lock up agreements with the underwriter prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days from the effective date of the registration statement of which this prospectus forms a part, without the prior consent of the underwriter, agree not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; (b) file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our capital stock or any securities convertible into or exercisable or exchangeable for shares of our capital stock; or (c) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction described in (a), (b) or (c) above is to be settled by delivery of shares of our capital stock or such other securities, in cash or otherwise.

Underwriter's Warrants

We have also agreed to issue to the underwriter or its designees at the closing of this offering, warrants (the “Underwriter’s Warrants”) to purchase a number of shares of common stock equal to 5.0% of the number of shares sold in the offering, including the over-allotment option to the extent it is exercised. The Underwriter’s Warrants will be exercisable at any time and from time to time, in whole or in part, during the five year period commencing on the effective date of this offering. The Underwriter’s Warrants will be exercisable at a price equal to 110.0% of the public offering price per share. The Underwriter’s Warrants have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Pursuant to FINRA Rule 5110(g), the Underwriter’s Warrants and any shares issued upon exercise thereof will not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales in this offering, except: (i) the transfer of any security by operation of law or by reason of our reorganization; (ii) the transfer of any security to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) the transfer of any security if the aggregate amount of our securities held by the placement agent or related persons do not exceed 1% of the securities being offered; (iv) the transfer of any security that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period.

In connection with this offering, on Mach 2, 2020, we issued a warrant to the underwriter to purchase 75,000 shares of our common stock. The warrant expires on March 2, 2025 and has an exercise price of $6.49 per share.

The warrant has been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and is therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Pursuant to FINRA Rule 5110(g), the warrant and any shares issued upon exercise thereof will not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales in this offering, except: (i) the transfer of any security by operation of law or by reason of our reorganization; (ii) the transfer of any security to any FINRA member firm participating in the offering and the officers or partners thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) the transfer of any security if the aggregate amount of our securities held by the placement agent or related persons do not exceed 1% of the securities being offered; (iv) the transfer of any security that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period.

Right of First Refusal

For a period of 6 months from the closing of this offering, the underwriter will have an irrevocable right of first refusal to act as lead agent (in the case of a private placement) or as bookrunner (in the case of a public offering), on terms customary to the underwriter.

Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriter or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriter may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization

In connection with this offering, the underwriter may engage in over-allotment transactions, syndicate-covering transactions, stabilizing transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities, so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriter of securities in excess of the number of securities the underwriter is obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any covered short position by either exercising their over-allotment option or purchasing shares of securities in the open market.

●	Syndicate covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the exercise of the over-allotment option. If the underwriter sells more shares of securities than could be covered by the exercise of the over-allotment option, creating a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this offering.

●	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would be otherwise in the absence of these transactions.

Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the Nasdaq Capital Market or on any other trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Passive Market Making

In connection with this offering, the underwriter and selling group members, if any, may engage in passive market making transactions in our common stock in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

The underwriter and its affiliates may in the future provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they may in the future receive, customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

OTCQB Quotation

Our common stock is quoted on the OTCQB Venture Market operated by OTC Markets Group, Inc. (“OTCQB”) under the ticker symbol “SNBP.” We have applied to have our common stock listed on The Nasdaq Capital Market under the symbol “SNBP”.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (1) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (2) this prospectus is made available in Australia only to those persons as set forth in clause (1) above, and (3) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area - Belgium, Germany, Luxembourg and the Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

●	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

●

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statement);

●

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)I of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

●

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities has not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances that do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities have only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to us.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

The validity of the shares of common stock being offered by this prospectus has been passed upon for us by Faegre Drinker Biddle & Reath LLP, Minneapolis, Minnesota. Certain legal matters in connection with this offering will be passed upon for the underwriter by Ellenoff Grossman & Schole LLP, New York, New York.

Experts

The financial statements as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019 included in this prospectus have been so included in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

We are subject to the informational requirements of the Securities Exchange Act and are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Any information we file with the SEC, including the documents incorporated by reference into this prospectus, is also available on the SEC’s website at www.sec.gov. We also make these documents publicly available, free of charge, on our website at www.sunbiopharma.com as soon as reasonably practicable after filing such documents with the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Sun BioPharma, Inc.
Condensed Consolidated Balance Sheets

(In thousands, except share amounts)

	March 31, 2020	December 31, 2019
	(Unaudited)
ASSETS
Current assets:
Cash	$1,296	$2,449
Prepaid expenses and other current assets	389	283
Income tax receivable	406	361
Total current assets	2,091	3,093
Other noncurrent assets	45	51
Total assets	$2,136	$3,144

LIABILITITES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$271	$597
Accrued expenses	308	304
Term debt	91	116
Unsecured promissory note payable	742	742
Total current liabilities	1,412	1,759

Stockholders' equity:
Preferred stock, $0.001 par value; 10,000,000 authorized; no shares issued or outstanding as of March 31, 2020 and December 31 2019	-	-
Common stock, $0.001 par value; 100,000,000 authorized; 6,631,308 shares issued and outstanding as of both March 31, 2020 and December 31, 2019	7	7
Additional paid-in capital	42,671	42,331
Accumulated deficit	(43,056)	(41,258)
Accumulated comprehensive income	1,102	305
Total stockholders' equity	724	1,385
Total liabilities and stockholders' equity	$2,136	$3,144

See accompanying notes to condensed consolidated financial statements.

Sun BioPharma, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

 (Unaudited)

	Three Months Ended March 31,
	2020	2019
Operating expenses:
General and administrative	$468	$303
Research and development	598	350
Operating loss	(1,066)	(653)

Other (expense) income:
Interest expense	(4)	(1,033)
Other(expense) income	(820)	34
Total other expense	(824)	(999)

Loss before income tax benefit	(1,890)	(1,652)

Income tax benefit	92	71

Net loss	(1,798)	(1,581)
Foreign currency translation adjustment	797	(32)
Comprehensive loss	$(1,001)	$(1,613)

Basic and diluted net loss per share	$(0.27)	$(0.31)
Weighted average shares outstanding - basic and diluted	6,631,308	5,072,397

See accompanying notes to condensed consolidated financial statements.

Sun BioPharma, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands)

(Unaudited)

	For the Three Months Ended March 31, 2019
	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit	Gain (Loss)	Equity (Deficit)

Balances as of January 1, 2019	5,077	$5	$35,038	$(35,058)	$283	$268
Beneficial conversion feature on convertible notes payable	-	-	353	-	-	353
Warrants issued with sale of convertible notes payable	-	-	419	-	-	419
Common stock converted into convertible notes payable	(7)	-	(25)	-	-	(25)
Stock-based compensation	-	-	10		-	10
Net loss	-	-	-	(1,581)	-	(1,581)
Foreign currency translation adjustment	-	-	-	-	(32)	(32)
Balances as of March 31, 2019	5,070	$5	$35,795	$(36,639)	$251	$(588)

	For the Three Months Ended March 31, 2020
	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit	Gain	Equity
Balances as of January 1, 2020	6,631	$7	$42,331	$(41,258)	$305	$1,385
Warrants issued for future services	-	-	228	-	-	228
Stock-based compensation	-	-	112	-	-	112
Net loss	-	-	-	(1,798)	-	(1,798)
Foreign currency translation adjustment	-	-	-	-	797	797
Balances at March 31, 2020	6,631	$7	$42,671	$(43,056)	$1,102	$724

See accompanying notes to condensed consolidated financial statements.

Sun BioPharma, Inc.

Condensed Consolidated Statements of Cash Flows
(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(1,798)	$(1,581)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	112	10
Amortization of debt discount	-	974
Amortization of debt issuance costs	-	6
Non-cash interest expense	-	48
Changes in operating assets and liabilities:
Income tax receivable	(97)	(74)
Prepaid expenses and other current assets	97	38
Accounts payable	546	(193)
Accrued liabilities	20	(11)
Net cash used in operating activities	(1,120)	(783)

Cash flows from financing activities:
Proceeds from the sale of convertible promissory notes, net of debt issuance costs of $7	-	810
Repayment of demand note	-	(25)
Repayments of term debt	(26)	(27)
Net cash provided by financing activities	(26)	758

Effect of exchange rate changes on cash	(7)	(1)

Net change in cash	(1,153)	(26)
Cash at beginning of period	2,449	1,405
Cash at end of period	$1,296	$1,379

Supplemental disclosure of cash flow information:
Cash paid during period for interest	$2	$5

Supplemental disclosure of non-cash transactions:
Warrants issued for future services	$228
Beneficial conversion feature on convertible notes	$-	$353
Warrants issued with convertible notes	$-	$419
Common stock converted into convertible notes payable	$-	$25

See accompanying notes to condensed consolidated financial statements.

Sun BioPharma, Inc.
Notes to Condensed Consolidated Financial Statements

1.     Business

Sun BioPharma, Inc. and its wholly-owned subsidiary Sun BioPharma Australia Pty Ltd. (collectively “we,” “us,” “our,” and the “Company”) exist for the primary purpose of advancing the commercial development of a proprietary polyamine analogue for the treatment of patients with pancreatic cancer. We have exclusively licensed the worldwide rights to this compound, which has been designated as SBP-101, from the University of Florida Research Foundation, Inc. (“UFRF”).

2.     Risks and Uncertainties

The Company operates in a highly regulated and competitive environment. The development, manufacturing and marketing of pharmaceutical products require approval from, and are subject to ongoing oversight by, the Food and Drug Administration (“FDA”) in the United States, the Therapeutic Goods Administration in Australia, the European Medicines Agency in the European Union, and comparable agencies in other countries. Obtaining approval for a new pharmaceutical product is never certain, may take many years, and is normally expected to involve substantial expenditures.

We have incurred losses of $42.6 million since our inception in 2011. For the three months ended March 31, 2020, we incurred a net loss of $1.8 million, which includes a foreign currency loss of $0.8 million. We also incurred negative cash flows from operating activities of $1.2 million for this period. As we continue to pursue development activities and seek commercialization of our initial product candidate, SBP-101, we expect to incur substantial losses, which are likely to generate negative net cash flows from operating activities. As of March 31, 2020, we had cash of $1.3 million, working capital of $0.7 million, (current assets less current liabilities) and stockholders’ equity of $0.7 million. The Company’s principal sources of cash have historically included the issuance of convertible debt and equity securities.

The accompanying condensed consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts of liabilities that might result from the outcome of these uncertainties. Our current independent registered public accounting firm included a paragraph emphasizing this going concern uncertainty in their audit report regarding our 2019 financial statements dated March 24, 2020. Our ability to continue as a going concern, realize the carrying value of our assets and discharge our liabilities in the ordinary course of business is dependent upon a number of factors, including our ability to obtain additional financing, the success of our development efforts, our ability to obtain marketing approval for our SBP-101 product candidate in the United States, Australia, the European Union or other markets and ultimately our ability to market and sell our SBP-101 product candidate. These factors, among others, raise substantial doubt about our ability to continue operations as a going concern. See Note 4 titled “Liquidity and Business Plan.”

On March 11, 2020, the World Health Organization declared the spread of a novel strain of coronavirus (“COVID-19”) a global pandemic and continued widespread infection in the United States is a possibility. Actions have been taken by federal, state and local governmental authorities to combat the spread of COVID-19, including through issuances of “stay-at-home” directives and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.  These measures, while intended to protect human life, have led to significantly reduced economic activity. The rapid development and uncertainty of the situation precludes any prediction as to the ultimate impact COVID-19 will have on the Company's business, financial condition, results of operation and cash flows, which will depend largely on future developments directly or indirectly relating to the duration and scope of the COVID-19 outbreak in the United States and Australia.  On April 3, 2020, we initiated a temporary pause in the enrollment of new patients in our ongoing clinical trial.  We anticipate resumption of new patient enrollment in Q2 2020 once conditions allow.  We continue to treat patients already enrolled.

3.     Basis of Presentation

We have prepared the accompanying interim condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Regulation S-X of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These interim condensed consolidated financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly our consolidated financial position, consolidated results of operations and consolidated cash flows for the periods and as of the dates presented. Our fiscal year ends on December 31. The condensed consolidated balance sheet as of December 31, 2019 was derived from audited consolidated financial statements but does not include all disclosures required by U.S. GAAP. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto included in our most recent filed Annual Report on Form 10-K and our subsequent filings with the SEC. The nature of our business is such that the results of any interim period may not be indicative of the results to be expected for the entire year.

4.     Liquidity and Business Plan

We need to obtain additional funds to continue our operations and execute our current business plans. We may seek to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This risk would increase if our clinical data is inconclusive or not positive or economic conditions worsen in the market as a whole or in the pharmaceutical or biotechnology markets individually.

If we are unable to obtain additional financing, we believe that we will need to reduce our operations by taking actions that may include, among other things, reducing use of outside professional service providers, reducing staff or further reducing staff compensation, significantly modifying or delaying the development of our SBP-101 product candidate, licensing rights to third parties, including the right to commercialize our SBP-101 product candidate for pancreatic cancer, or other applications that we would otherwise seek to pursue, or discontinuing operations entirely.

Our future success is dependent upon our ability to obtain additional financing, the success of our development efforts, our ability to obtain marketing approval for our SBP-101 product candidate in the United States or other markets and ultimately our ability to market and sell our SBP-101 product candidate. If we are unable to obtain additional financing when needed, if our clinical trials are not successful or if we are unable to obtain marketing approval, we would not be able to continue as a going concern and would be forced to cease operations and liquidate our company.

There can be no assurances that we will be able to obtain additional financing on commercially reasonable terms, or at all. The sale of additional convertible debt or equity securities would likely result in dilution to our current stockholders.

5.     Summary of Significant Accounting Policies

Principles of consolidation

The accompanying condensed consolidated financial statements include the assets, liabilities, and expenses of the Company. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those estimates.

Research and development costs

Research and development costs include expenses incurred in the conduct of our second Phase 1 human clinical trial, for third-party service providers performing various testing and accumulating data related to our preclinical studies; sponsored research agreements; developing and scaling the manufacturing process necessary to produce sufficient amounts of the SBP-101 compound for use in our pre-clinical studies and human clinical trials; consulting resources with specialized expertise related to execution of our development plan for our SBP-101 product candidate; personnel costs, including salaries, benefits and share-based compensation; and costs to license and maintain our licensed intellectual property.

We charge research and development costs, including clinical trial costs, to expense when incurred. Our human clinical trials are, and will be, performed at clinical trial sites and are administered jointly by us with assistance from contract research organizations (“CROs”). Costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials generally are accrued based on contracted amounts and the achievement of agreed upon milestones, such as patient enrollment, patient follow-up, etc. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the clinical trial sites and CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended at each clinical trial site and by each CRO.

All material CRO contracts are terminable by us upon written notice and we are generally only liable for actual effort expended by the CROs and certain non-cancelable expenses incurred at any point of termination.

We expense costs associated with obtaining licenses for patented technologies when it is determined there is no alternative future use of the intellectual property subject to the license.

Stock-based compensation

In accounting for stock-based incentive awards, we measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the fair value of those awards on the grant date. Calculating stock-based compensation expense requires the input of highly subjective assumptions, which represent our best estimates and involve inherent uncertainties and the application of management’s judgment. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. Compensation expense for performance-based stock option awards is recognized when “performance” has occurred or is probable of occurring.

The fair value of stock-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock-based awards is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term of each award. Expected volatility rates are based primarily on the volatility rates of a set of guideline companies, which consist of public and recently public biotechnology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term of options granted is determined using the “simplified” method. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

Foreign currency translation adjustments

The functional currency of Sun BioPharma Australia Pty Ltd is the Australian Dollar. Accordingly, assets and liabilities, and equity transactions of Sun BioPharma Australia Pty Ltd are translated into U.S. dollars at period-end exchange rates. Revenues and expenses are translated at the average exchange rate in effect for the period. The resulting translation gains and losses are recorded as a component of accumulated comprehensive loss presented within the stockholders’ equity (deficit). During the three-month periods ended March 31, 2020 and 2019, any reclassification adjustments from accumulated other comprehensive loss to operations were inconsequential.

Comprehensive loss

Comprehensive loss consists of our net loss and the effects of foreign currency translation.

Net loss per share

Basic net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is based on the weighted average of common shares outstanding during the period plus dilutive potential common shares calculated using the treasury stock method. Such potentially dilutive shares are excluded when the effect would be anti-dilutive or reduce a net loss per share. The Company’s potential dilutive shares, which include convertible debt, outstanding common stock options, and warrants, have not been included in the computation of diluted net loss per share for all periods as the result would be anti-dilutive.

The following table sets forth the potential shares of common stock that were not included in the calculation of diluted net loss per share as their effects would have been anti-dilutive as of:

	March 31,
	2020	2019
Employee and non-employee stock options	1,745,811	1,032,211
Estimated common shares issuable upon conversion of notes payable and accrued interest	-	636,234
Common stock issuable under common stock purchase warrants	3,497,099	2,509,477
	5,242,910	4,177,922

6.     Indebtedness

Term debt

The terms of our unsecured loan (the “Term Debt”) payable to the Institute for Commercialization of Public Research, Inc. (the “Institute”) which was amended in December of 2019 to extend the maturity date from December 31, 2019 to December 31, 2020, remain unchanged as of March 31, 2020.  The fair market value of the warrants issued in 2019 in exchange for modification of the terms is being amortized to interest expense over the remaining term of the loan. The amendment requires the continuation of monthly payments of principal and interest totaling $10,000. The unpaid principal balance at March 31, 2020 was $90,000.

Deferred financing costs

The following table summarizes the deferred financing costs which are presented as a direct reduction of the carrying amount of their related debt liabilities (in thousands):

	March 31, 2020	December 31, 2019
	Term Debt	Term Debt
Loan principal Amount	$97	$126
Deferred Financing Costs	51	51
Accumulated Amortization	(44)	(41)
Unamortized balance	7	10
Discount on Debt	-	-
Accumulated Amortization	-	-
Unamortized balance	-	-
Loan carrying amounts, net	$90	$116

7.     Stockholders’ Deficit

Warrants to purchase common stock issued for future services

On February 21, 2020, the Company issued to a service provider a five-year warrant to purchase 75,000 shares of common stock at an exercise price of $6.49 per share. The fair market value of the warrants issued of approximately $228,000 was capitalized and will be charged against future proceeds.

Shares of common stock reserved for future issuance were as follows as of March 31, 2020:

Stock options outstanding	1,745,811
Shares available for grant under equity incentive plan	18,549
Common shares issuable under outstanding common stock purchase warrants	3,497,099
5,261,459

8.     Stock-based Compensation

2016 Omnibus Incentive Plan

The Sun BioPharma, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”) was adopted by our Board of Directors in March 2016 and approved by our stockholders in May 2016. The 2016 Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other stock awards to eligible employees, directors and consultants. We grant options to purchase shares of common stock under the 2016 Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the 2016 Plan have a maximum term of ten years. Under the 2016 Plan, a total of 1,500,000 shares of common stock were initially reserved for issuance. As of March 31, 2020, options to purchase 1,481,451shares of common stock were outstanding under the 2016 Plan and 18,549 shares remained available for future awards.

2011 Stock Option Plan

Our Board of Directors ceased making awards under the Sun BioPharma, Inc. 2011 Stock Option Plan (the “2011 Plan”) upon the receipt of stockholder approval for the 2016 Plan. Awards outstanding under the 2011 Plan remain outstanding in accordance with and pursuant to the terms thereof. Options granted under the 2011 Plan have a maximum term of ten years and generally vest over zero to two years for employees. As of March 31, 2020, options to purchase 264,360 shares of common stock remained outstanding under the 2011 Plan.

Stock-based Compensation Expense

General and administrative (“G&A”) and research and development (“R&D”) expenses include non-cash stock-based compensation expense as a result of our issuance of stock options. The terms and vesting schedules for stock-based awards vary by type of grant and the employment status of the grantee. The awards granted through March 31, 2020 vest based upon time-based and performance conditions. There was approximately $229,000 unamortized stock-based compensation expense related to options granted to employees as of March 31, 2020.

Stock-based compensation expense for each of the periods presented is as follows (in thousands):

	Three Months Ended March 31,
	2020	2019
General and Administrative	99	10
Research and Development	13	-
	112	10

Details of options granted, exercised, cancelled or forfeited during the three months ended March 31, 2020 follows:

	Shares Available for Grant	Shares Underlying Options
Balance at January 1, 2020	19,549	1,744,811
Granted	(1,000)	1,000
Exercised	-	-
Cancelled	-	-
Forfeitures	-	-

Balance at March 31, 2020	18,549	1,745,811

Information about stock options outstanding, vested and expected to vest as of March 31, 2020, is as follows:

			Outstanding, Vested and Expected to Vest			Options Vested and Excercisable
Per Share Exercise Price			Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Excercisable	Weighted Average Remaining Contractual Life (Years)

$0.875	-	$1.10	26,360	2.75	$1.029	26,360	2.75
$2.275	-	$2.50	38,000	3.87	$2.464	38,000	3.87
$2.95	-	$3.70	774,100	8.07	$3.040	411,525	7.11
$4.95	-	$8.10	539,300	7.73	$6.739	506,500	7.67
$10.00	-	$10.10	54,000	7.30	$10.007	54,000	7.30
$15.10			314,051	6.16	$15.100	310,551	6.21

Totals			1,745,811	7.43	$6.525	1,346,936	6.94

9. Subsequent Event

On May 1, 2020, the Company the Company executed an unsecured promissory note with a lender as a part of the Payroll Protection Program (“PPP”) in the Coronavirus Aid, Relief, and Economic Security Act. Funds totaling approximately $102,000 will be used to support Company payroll. The note may be forgiven in part and bears an interest rate of 1% per annum after a six-month deferment period.

Sun BioPharma, Inc.
Consolidated Balance Sheets

(In thousands, except share amounts)

	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$2,449	$1,405
Prepaid expenses and other current assets	283	110
Income tax receivable	361	332
Total current assets	3,093	1,847
Other noncurrent assets	51	51
Total assets	$3,144	$1,898

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$597	$1,064
Accrued expenses	304	216
Convertible notes payable, net of debt discounts	-	64
Term debt, current portion	116	286
Unsecured promissory note payable	742	-
Total current liabilities	1,759	1,630
Total liabilities	1,759	1,630

Stockholders' equity:
Preferred stock, $0.001 par value; 10,000,000 authorized; no shares issued or outstanding as of December 31, 2019 and December 31, 2018	-	-
Common stock, $0.001 par value; 100,000,000 authorized; 6,631,308 and 5,077,483 shares issued and outstanding, as of December 31, 2019 and December 31, 2018, respectively	7	5
Additional paid-in capital	42,331	35,038
Accumulated deficit	(41,258)	(35,058)
Accumulated comprehensive income	305	283
Total stockholders' equity	1,385	268
Total liabilities and stockholders' equity	$3,144	$1,898

See accompanying notes to consolidated financial statements.

Sun BioPharma, Inc.

Consolidated Statements of Operations and Comprehensive Loss
(In thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018
Operating expenses:
General and administrative	$1,973	$2,108
Research and development	2,349	1,783
Operating loss	(4,322)	(3,891)

Other (expense) income:
Grant income	-	54
Interest expense	(2,194)	(1,814)
Other expense	(99)	(508)
Total other expense	(2,293)	(2,268)

Loss before income tax benefit	(6,615)	(6,159)

Income tax benefit	415	254

Net loss	(6,200)	(5,905)
Foreign currency translation adjustment	22	448
Comprehensive loss	$(6,178)	$(5,457)

Basic and diluted net loss per share	$(1.09)	$(1.27)
Weighted average shares outstanding - basic and diluted	5,700,314	4,662,080

See accompanying notes to consolidated financial statements.

Sun BioPharma, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands)

	Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Amount	Capital	Deficit	Gain (Loss)	Equity (Deficit)

Balances as of January 1, 2018	3,842	$4	$25,625	$(29,153)	$(165)	$(3,689)
Sale of common stock and warrants	485	-	2,328	-	-	2,328
Beneficial conversion feature	-	-	716	-	-	716
Conversion of convertible notes payable and accrued interest into common stock and warrants	751	1	3,257	-	-	3,258
Warrants issued with sale of convertible notes payable	-	-	739	-	-	739
Stock-based compensation	-	-	2,373	-	-	2,373
Net loss	-	-	-	(5,905)	-	(5,905)
Foreign currency translation adjustment	-	-	-	-	448	448
Balances as of December 31, 2018	5,078	$5	$35,038	$(35,058)	$283	$268
Beneficial conversion feature on convertible notes payable	-	-	353	-	-	353
Warrants issued with sale of convertible notes payable	-	-	419	-	-	419
Conversion of convertible notes payable and accrued interest into common stock	651	1	2,280	-	-	2,281
Common stock converted into convertible notes payable	(7)	-	(25)	-	-	(25)
Sale of common stock and warrants	909	1	3,159	-	-	3,160
Warrants issued in exchange for modification of term debt	-	-	14	-	-	14
Stock-based compensation	-	-	1,093	-	-	1,093
Net loss	-	-	-	(6,200)	-	(6,200)
Foreign currency translation adjustment	-	-	-	-	22	22
Balances as of December 31, 2019	6,631	$7	$42,331	$(41,258)	$305	$1,385

See accompanying notes to consolidated financial statements.

Sun BioPharma, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(6,200)	$(5,905)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,093	1,279
Amortization of debt discount	2,066	1,732
Amortization of debt issuance costs	12	9
Non-cash interest expense	102	4
Changes in operating assets and liabilities:
Income tax receivable	(31)	50
Prepaid expenses and other current assets	(174)	25
Accounts payable	301	360
Accrued liabilities	92	59
Net cash used in operating activities	(2,739)	(2,387)

Cash flows from financing activities:
Proceeds from the sale of convertible promissory notes and warrants, net of debt issuance costs of $7 and $5 respectively	810	1,329
Proceeds from sale of common stock and warrants, net of offering costs of $16 and $27 respectively	3,160	2,328
Repayment of demand note	(25)	-
Repayments of term debt	(161)	(14)
Net cash provided by financing activities	3,784	3,643

Effect of exchange rate changes on cash	(1)	(3)

Net change in cash	1,044	1,253
Cash at beginning of period	1,405	152
Cash at end of period	$2,449	$1,405

Supplemental disclosure of cash flow information:
Cash paid during period for interest	$14	$67

Supplemental disclosure of non-cash transactions:
Beneficial conversion feature on convertible notes	$353	$716
Warrants issued with convertible notes	$419	$739
Warrants issued in exchange for modification of term debt	$14	$-
Common stock converted into convertible notes payable	$(25)	$-
Conversion of convertible notes payable and accrued interest into common stock and warrants	$-	$3,258
Conversion of convertible notes payable and accrued interest into common stock	$2,281	$-
Issuance of unsecured promissory note in exchange for vendor accounts payable	$742	$-
Options granted in exchange for release from contingent payment obligations	$-	$1,094

See accompanying notes to consolidated financial statements.

Sun BioPharma, Inc.
Notes to Consolidated Financial Statements

1.	Business

Sun BioPharma, Inc. and its wholly owned subsidiary Sun BioPharma Australia Pty Ltd. (collectively “we,” “us,” “our,” and the “Company”) exist for the primary purpose of advancing the commercial development of a proprietary polyamine analogue for pancreatic cancer. We have exclusively licensed the worldwide rights to this compound, which has been designated as SBP-101, from the University of Florida Research Foundation, Inc. (“UFRF”). Sun BioPharma, Inc. was incorporated under the laws of the State of Delaware on September 21, 2011. Sun BioPharma Australia Pty Ltd was established on May 24, 2013 and incorporated under the laws of Australian Securities and Investments Commission.

2.	Risks and Uncertainties

The Company operates in a highly regulated and competitive environment. The development, manufacturing and marketing of pharmaceutical products require approval from, and are subject to ongoing oversight by, the Food and Drug Administration (“FDA”) in the United States, the Therapeutic Goods Administration (“TGA”) in Australia, the European Medicines Agency (“EMA”) in the European Union, and comparable agencies in other countries. Obtaining approval for a new pharmaceutical product is never certain, may take many years, and is normally expected to involve substantial expenditures.

We have incurred losses of $41.3 million since our inception in 2011. For the year ended December 31, 2019 we incurred a net loss and negative cash flows from operating activities of $6.2 million and $2.7 million, respectively. We expect to incur substantial losses for the foreseeable future, which will continue to generate negative net cash flows from operating activities, as we continue to pursue research and development activities and the clinical development of our primary product candidate, SBP-101. As of December 31, 2019, we had cash of $2.4 million, working capital of $1.3 million and stockholders’ equity of $1.4 million. The Company’s principal sources of cash have included the issuance of convertible debt and equity securities.

The accompanying Consolidated Financial Statements have been prepared assuming that we will continue as a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business and do not include any adjustments relating to the recoverability or classification of assets or the amounts of liabilities that might result from the outcome of these uncertainties. Our ability to continue as a going concern, realize the carrying value of our assets and discharge our liabilities in the ordinary course of business is dependent upon a number of factors, including our ability to obtain additional financing, the success of our development efforts, our ability to obtain marketing approval for our initial product candidate, SBP-101, in the United States, Australia, the European Union or other markets and ultimately our ability to market and sell our initial product candidate. These factors, among others, raise substantial doubt about our ability to continue operations as a going concern.

3.	Liquidity and Management Plans

We will need to seek additional sources of funds to support our current business plans. We may seek to raise additional funds through various sources, such as equity and debt financings, or through strategic collaborations and license agreements. We can give no assurances that we will be able to secure additional sources of funds to support our operations, or if such funds are available to us, that such additional financing will be sufficient to meet our needs or on terms acceptable to us. This risk would increase if our clinical data is not positive or economic and market conditions deteriorate.

If we are unable to obtain additional financing when needed, we would need to scale back our operations taking actions that may include, among other things, reducing use of outside professional service providers, reducing staff or staff compensation, significantly modify or delay the development of our SBP-101 product candidate, license to third parties the rights to commercialize our SBP-101 product candidate for pancreatic cancer or other applications that we would otherwise seek to pursue, or cease operations.

In closings occurring in August, September and October 2019 the Company sold 909,209 shares of common stock and an equal number of warrants to purchase common stock in a private placement to certain accredited investors pursuant to a Securities Purchase Agreement. Net proceeds from these sales totaled approximately $3.2 million. The warrants are exercisable for a period of five years from the date of issuance at an initial exercise price of $4.00.

In closings occurring in December 2018 and January 2019 the Company sold $2.2 million principal amount of unsecured convertible promissory notes (the “Notes”) and warrants to purchase up to 1,243,498 shares of common stock in a private placement to certain investors. On June 30, 2019 the entire principal balance and accrued interest of $105,000 converted into 651,758 shares of common stock per the terms of the Notes at a conversion rate of $3.50. See Note 6 titled “Indebtedness” for a detailed discussion of the material terms of the Notes. The warrants are exercisable for a period of five years from the date of issuance at an initial exercise price of $4.50.

Our future success is dependent upon our ability to obtain additional financing, the success of our development efforts, our ability to demonstrate clinical progress for our SBP-101 product candidate in the United States or other markets and ultimately our ability to market and sell our SBP-101 product candidate. If we are unable to obtain additional financing when needed, if our clinical trials are not successful, if we are unable to obtain marketing approval, we would not be able to continue as a going concern and would be forced to cease operations and liquidate our company.

There can be no assurances that we will be able to obtain additional financing on commercially reasonable terms, or at all. The sale of additional convertible debt or equity securities would likely result in dilution to our current stockholders.

4.	Summary of Significant Accounting Policies

Basis of presentation

We have prepared the accompanying Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Our fiscal year ends on December 31.

Principles of consolidation

The accompanying Consolidated Financial Statements include the assets, liabilities and expenses of Sun BioPharma, Inc. and our wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of estimates

The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the company to significant concentrations of credit risk consist primarily of cash. Cash is deposited in demand accounts at commercial banks. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash.

Beneficial conversion feature

For convertible debt where the rate of conversion is below fair market value for our common stock, the Company records a charge for the beneficial conversion feature (“BCF”) and related debt discount which is presented as a direct deduction from the carrying amount of the related debt. The discount is amortized to interest expense over the life of the debt.

Debt issuance costs

Costs associated with the issuance of debt instruments are presented as a direct deduction from the carrying amount of the related debt. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the debt agreements and are included in interest expense.

Research and development costs

Research and development costs include expenses incurred in the conduct of our Phase 1 human clinical trials, for third-party service providers performing various testing and accumulating data related to our preclinical studies; sponsored research agreements; developing and scaling the manufacturing process necessary to produce sufficient amounts of the SBP-101 compound for use in our pre-clinical studies and human clinical trials; consulting resources with specialized expertise related to execution of our development plan for our SBP-101 product candidate; personnel costs, including salaries, benefits and share-based compensation; and costs to license and maintain our licensed intellectual property.

We charge research and development costs, including clinical trial costs, to expense when incurred. Our human clinical trials are performed at clinical trial sites and are administered jointly by us with assistance from contract research organizations (“CROs”). Costs of setting up clinical trial sites are accrued upon execution of the study agreement. Expenses related to the performance of clinical trials generally are accrued based on contracted amounts and the achievement of agreed upon milestones, such as patient enrollment, patient follow-up, etc. We monitor levels of performance under each significant contract, including the extent of patient enrollment and other activities through communications with the clinical trial sites and CROs, and adjust the estimates, if required, on a quarterly basis so that clinical expenses reflect the actual effort expended at each clinical trial site and by each CRO.

We expense costs associated with obtaining licenses for patented technologies when it is determined there is no alternative future use of the intellectual property subject to the license.

Stock-based compensation

In accounting for stock-based incentive awards we measure and recognize the cost of employee and non-employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost is recognized ratably using the straight-line attribution method over the vesting period, which is considered to be the requisite service period. We record forfeitures in the periods in which they occur. The compensation expense for performance-based stock option awards is recognized when “performance” has occurred or is probable of occurring.

The fair value of stock-based awards is estimated at the date of grant using the Black-Scholes option pricing model. The determination of the fair value of stock-based awards is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables. Risk free interest rates are based upon U.S. Treasury rates appropriate for the expected term of each award. Expected volatility rates are based primarily on the volatility rates of a set of guideline companies, which consist of public and recently public biotechnology companies. The assumed dividend yield is zero, as we do not expect to declare any dividends in the foreseeable future. The expected term of options granted is determined using the “simplified” method. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates, for each of the jurisdictions in which the Company operates, expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. The Company has provided a full valuation allowance against the gross deferred tax assets as of December 31, 2019 and 2018. The Company’s policy is to classify interest and penalties related to income taxes as income tax expense in the Consolidated Statements of Operations and Comprehensive Loss.

Foreign currency translation

The functional currency of Sun BioPharma Australia Pty Ltd is the Australian Dollar (“AUD”). Accordingly, assets and liabilities, and equity transactions of Sun BioPharma Australia Pty Ltd are translated into U.S. dollars at period-end exchange rates. Expenses are translated at the average exchange rate in effect for the period. The resulting translation gains and losses are recorded as a component of accumulated comprehensive gain (loss) in the Consolidated Statements of Operations and Comprehensive Loss. During the years ended December 31, 2019 and 2018, any reclassification adjustments from accumulated other comprehensive gain to operations were inconsequential.

Grant Income

Grant income is derived from a one-time grant awarded to the Company by the National Institute of Diabetes and Digestive and Kidney Diseases of the National Institutes of Health (the “Grant Agreement”). The total grant awarded under the Grant Agreement was $225,000 and was used to fund studies of SBP-101 as a potential treatment for pancreatitis. Grant income is recognized as a non-operating income when the related research and development expenses are incurred, terms of the grant have been complied with and as of December 31, 2018 the Company has been fully reimbursed under the Grant Agreement.

Comprehensive loss

Comprehensive loss consists of our net loss and the effects of foreign currency translation.

Net loss per share

We compute net loss per share by dividing our net loss (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period, if any, are weighted for the portion of the period that they were outstanding. The computation of diluted earnings per share, or EPS, is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. Our diluted EPS is the same as basic EPS due to common equivalent shares being excluded from the calculation, as their effect is anti-dilutive.

The following outstanding potential common shares were not included in the diluted net loss per share calculations as their effects were not dilutive:

	December 31,
	2019	2018
Employee and non-employee stock options	1,744,811	1,032,211
Estimated common shares issuable upon conversion of notes payable and accrued interest	-	383,947
Common stock issuable under common stock purchase warrants	3,422,099	2,035,197
	5,166,910	3,451,355

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2018-07, “Compensation – Stock Compensation (Topic 718).” ASU 2018-07 simplifies the accounting for nonemployee stock-based payment transactions. This ASU was adopted by the Company effective for the fiscal year beginning January 1, 2019. Historically, the ultimate stock-based compensation related to non-employee common stock options would fluctuate based on changes in the underlying option pricing model as the awards vest. Under the new guidance, the total compensation cost of non-employee options is determined at grant date. The Company has evaluated the impact of this new guidance on its financial statements and has determined that it will affect how the Company records stock-based compensation related to common stock options and other equity-based compensation, if any, granted to non-employees in the future.

In February 2016, the FASB issued ASU 2016-02, “Leases,” which created a new Topic, Accounting Standards Codification (“ASC”) Topic 842 and established the core principle that a lessee should recognize the assets, representing rights-of-use, and liabilities to make lease payments, that arise from leases.  For leases with a term of 12 months or less, a lessee is permitted to make an election under which such assets and liabilities would not be recognized, and lease expense would be recognized generally on a straight-line basis over the lease term.  This standard was adopted by the Company for the year beginning January 1, 2019. The Company has evaluated the impact of this revised guidance on its financial statements and determined it had no material impact, as the Company has no leasing arrangements with terms greater than one year.

5.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2019	2018
Clinical trial and related expenses	$147	$42
Professional services	125	157
Other	32	17
Total accrued liabilities	$304	$216

6.	Indebtedness

2018 Convertible notes payable

In December of 2018 and January of 2019, we sold convertible promissory notes (the “2018 Notes”) and warrants to purchase common stock for gross proceeds of $2.2 million. The 2018 Notes were scheduled to matured on June 30, 2019 and bore an interest at a rate of 10.0% per year. The 2018 Notes had a mandatory conversion of all principal and interest into common stock on the earlier of (1) June 30, 2019 or (2) the date the Company receives gross proceeds of at least $6.0 million from the sale of equity securities (subject to certain exclusions). The stated conversion rate was $3.50 per share. In addition to the 2018 Notes, investors received a Warrant to purchase two shares of common stock for every $3.50 principal amount of 2018 Notes purchased. In total, warrants to purchase up to 1,243,498 shares of common stock were issued in the December and January closings. The exercise price of each warrant is $4.50 per share and they are exercisable until the 5-year anniversary of the dates of issuance. The warrants had a fair market value of $2.5 million upon issuance. After assigning the relative value of the warrants to the proceeds of the notes it was determined that the 2018 Notes contained a beneficial conversion feature with an aggregate intrinsic value of approximately $0.9 million. Both the relative value of the warrants and the beneficial conversion feature were recorded as a debt discount which was fully amortized through interest expense over the life of the 2018 Notes. On June 30, 2019, all $2.2 million aggregate principal balance of Notes outstanding plus $105,000 of accrued interest was converted at a conversion rate of $3.50 per share of common stock into 651,758 shares of common stock per the terms of the Notes.

2017 Convertible notes payable

In 2017 we sold convertible promissory notes (the “2017 Notes”) raising gross proceeds of approximately $3.1 million. The 2017 Notes had been scheduled to mature on December 1, 2018 and bore an interest at a rate of 5.0% per year. Principal and accrued interest on the 2017 Notes was payable at maturity. The 2017 Notes were convertible into shares of common stock or other securities of the Company upon the occurrence of a “qualified financing,” including the sale of equity securities or a strategic partnership, raising gross proceeds of at least $2.0 million on or before the maturity of the 2017 Notes or upon the request of a holder of any 2017 Note at a fixed conversion rate of $10.10 per share. The 2017 Notes contained a beneficial conversion feature with an aggregate intrinsic value of approximately $3.0 million, which was recorded as a debt discount and is presented as a direct deduction from the carrying value of the 2017 Notes. The discount was amortized through interest expense over the life of the 2017 Notes.

On May 16, 2018, as the result of receiving aggregate gross proceeds exceeding $2.0 million for the sale equity securities, under terms of the 2017 Notes, the Company completed the conversion of previously outstanding debt. Debt totaling approximately $3.1 million and accrued interest totaling approximately $183,000 was converted into 104,463 shares of common stock and 646,279 units (each consisting of a share of common stock and a warrant to purchase one additional share of common stock). The units were available through the 2018 Purchase Agreement. The shares were issued in reliance on the exemption from registration set forth in Section 3(a)(9) of the Securities Act as securities exchanged by an issuer with existing security holders where no commission or other remuneration is paid or given directly or indirectly by the issuer for soliciting such exchange. As of the date of conversion an incremental beneficial conversion feature of $121,000 was recorded as debt discount. Unamortized debt discount totaling $1.0 million was charged to interest expense as of the date of conversion.

The following table sets forth the changes in convertible notes payable during the year ended December 31, 2019 (in thousands):

	Convertible Notes Payable
	Principal	Accrued Interest
Balances at January 1, 2019	$1,359	$2
Aggregate principal value of notes sold	816	-
Accrued Interest on notes	-	103
Aggregate principal value of notes and accrued interest converted into common stock	(2,175)	(105)
	-	-
Balances at December 31, 2019	$-	$-

Term debt

On October 26, 2012, we entered into an unsecured loan agreement (the “Agreement”) with the Institute for Commercialization of Public Research, Inc. (the “Institute”). Under the terms of the agreement, we borrowed $300,000 at a fixed interest rate of 4.125%. No principal or interest payments were due until the maturity date, October 26, 2017, unless a mandatory repayment event occurred. Effective October 26, 2017, we entered into an amendment to our unsecured loan agreement with the Institute. Under the terms of the amendment, the maturity date of the note was extended to May 1, 2019 with monthly payments of $10,000 beginning on May 1, 2018 with the remaining balance due in full on May 1, 2019. Effective April 5, 2019 the terms of our unsecured loan (the “Term Debt”) payable to the Institute were amended again to extend the maturity date from May 1, 2019 to December 31, 2019. The Institute agreed to the amendment in exchange for a warrant to purchase 5,555 shares of common stock at an exercise price of $4.50. The warrant expires five years from issuance. On December 16, 2019 the Institute again modified the terms of repayment. In exchange for a payment $50,000 payable on December 31, 2019 and a warrant to purchase 5,000 shares of common stock at an exercise price of $4.00 the maturity date of the loan was extended from December 31, 2019 to December 31, 2020. The total fair market value of the warrants issued for both amendments was calculated at $14,000 and was recorded as a discount to the debt, which will be amortized over the remaining period until maturity of the debt. The amendment requires the continuation of monthly payments of principal and interest totaling $10,000 with monthly payments applied first to accrued and unpaid interest. The unpaid principal balance, net of unamortized debt discount, at December 31, 2019 was $116,000.

7.	Commitments and Contingencies

License agreement

On December 22, 2011, we entered into an exclusive license agreement with the University of Florida research Foundation (“UFRF”). This license agreement was amended on first of December 12, 2016 (“First Amendment”) and again on October 3, 2019 (“Second Amendment”). The license agreement requires the Company to pay royalties to UFRF ranging from 2.5% to 5% of net sales of licensed products developed from the licensed technology. The Second Amendment eliminated all minimum annual royalties and modified the duration of royalty payments to the shorter of (1) ten years from first commercial sale of licensed products or (2) the expiration of the period of regulatory exclusivity on a country by country basis. All future milestone payments contemplated in the original agreement were eliminated in the Second Amendment.

The amended license agreement remains subject to customary and usual termination provisions. The Company must also pay an annual license maintenance fee of $10,000. Accordingly, we recorded $10,000 as a license expense in the accompanying 2019 and 2018 Consolidated Statements of Operations and Comprehensive Loss.

8.	Stockholders’ Equity (Deficit)

2019 Private placement

On closings occurring in August, September and October of 2019, we issued an aggregate of 909,209 shares of our common stock and warrants to purchase an aggregate of up to the same number of additional shares of common stock pursuant to closings under 2019 Securities Purchase Agreements. Total proceeds from the sale of common stock and warrants was approximately $3.2 million, of which $240,000 was received from directors and officers of the Company or its subsidiary. The warrants issued under the 2019 Purchase Agreement will be exercisable for a period of five years from the date of issuance at an exercise price of $4.00 per share See Note 4, titled “Liquidity and Management’s Plans”.

2018 Private placement

On February 20, 2018, we entered into a Securities Purchase Agreement (the “2018 Purchase Agreement”) with certain accredited investors and completed an initial closing on the same date. Pursuant to the initial closing and two subsequent closings in March and May of 2018, we sold a total of 468,200 shares of common stock and warrants to purchase an aggregate of up to the same number of additional shares of common stock. The warrants issued under the 2018 Purchase Agreement will be exercisable for a period of three years from the date of issuance at an exercise price of $5.00 per share. We received aggregate gross proceeds totaling approximately $2.3 million pursuant to private placements under the 2018 Purchase Agreement, of which $125,000 was received from directors and officers of the Company or its subsidiary. As of December 31, 2019, 468,200 warrants remained outstanding.

Shares reserved

Shares of common stock reserved for future issuance were as follows as of December 31, 2019:

Stock options outstanding	1,744,811
Shares available for grant under equity incentive plan	19,549
Common shares issuable under outstanding common stock purchase warrants	3,422,099
5,186,459

9.	Stock-Based Compensation

2016 Omnibus Incentive Plan

Stock-based awards are granted under the Sun BioPharma, Inc. 2016 Omnibus Incentive Plan (the “2016 Plan”). The 2016 Plan permits the granting of incentive and non-statutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and other stock awards to eligible employees, directors and consultants. We grant options to purchase shares of common stock under the 2016 Plan at no less than the fair market value of the underlying common stock as of the date of grant. Options granted under the 2016 Plan have a maximum term of ten years. A total of 1,500,000 shares of common stock were initially reserved for issuance under the 2016 Plan. As of December 31, 2019, options to purchase 1,480,451 shares of common stock were outstanding under the 2016 Plan.

2011 Stock Option Plan

Prior to approval of the 2016 Plan, stock-based awards were granted under the Sun BioPharma, Inc. 2011 Stock Option Plan (the “2011 Plan”). In conjunction with stockholder approval of the 2016 Plan, the Board terminated the 2011 Plan, although awards outstanding under the 2011 Plan will remain outstanding in accordance with and pursuant to the terms thereof. Options granted under the 2011 Plan have a maximum term of ten years and generally vest over zero to two years for employees. As of December 31, 2019, options to purchase 264,360 shares of common stock remained outstanding under the 2011 Plan.

We recognize stock-based compensation based on the fair value of each award as estimated using the Black-Scholes option valuation model. Ultimately, the actual expense recognized over the vesting period will only be for those shares that actually vest.

A summary of option activity is as follows:

	Shares Available for Grant	Shares Underlying Options	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Balance at January 1, 2018	1,060,400	733,960	$9.79	$169,495
Granted	(404,000)	404,000	7.49
Exercised	-	(30,000)	2.20
Cancelled	-	-	-
Forfeitures	75,749	(75,749)	7.34

Balance at December 31, 2018	732,149	1,032,211	$8.90	$56,225
Granted	(733,400)	733,400	3.42
Exercised	-	-	-
Cancelled	-	-	-
Forfeitures	20,800	(20,800)	15.10

Balance at December 31, 2019	19,549	1,744,811	$6.53	$1,030,547

A summary of the status of our unvested shares during the year ended and as of December 31, 2019 is as follows:

	Shares Under Option	Weighted Average Grant Date Fair Value

Unvested at December 31, 2018	42,500	$4.83
Granted	733,400	2.09
Vested	(378,025)	2.41
Forefeitures	-	-
Unvested at December 31, 2019	397,875	$2.03

Information about stock options outstanding, vested and expected to vest as of December 31, 2019, is as follows:

			Outstanding, Vested and Expected to Vest			Options Vested and Excercisable
Per Share Exercise Price			Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Options Excercisable	Weighted Average Remaining Contractual Life (Years)

$0.875	-	$1.10	26,360	3.00	$1.029	26,360	3.00
$2.275	-	$2.50	38,000	4.12	$2.464	38,000	4.12
$2.95	-	$3.70	774,100	8.32	$3.040	411,525	7.36
$4.50	-	$8.10	538,300	7.97	$6.742	506,500	7.92
$10.00	-	$10.10	54,000	7.55	$10.007	54,000	7.55
$15.10			314,051	6.41	$15.100	310,551	6.46

Totals			1,744,811	7.67	$6.526	1,346,936	7.19

As of December 31, 2019, total compensation expense related to unvested employee stock options not yet recognized was $372,000 which is expected to be allocated to expenses over a weighted-average period of 2.4 years.

The assumptions used in calculating the fair value under the Black-Scholes option valuation model are set forth in the following table for options issued by the Company for the years ended December 31, 2019 and 2018:

	2019			2018
Common stock fair value	$2.95	-	$5.00	$3.50	-	$8.10
Risk-free interest rate	1.55%	-	2.25%	2.30%	-	2.94%
Expected dividend yield		0			0
Expected Option life (in years)	5.00	-	5.50	1.25	-	5.75
Expected stock price volatility		72%			72%

Nonemployee stock-based compensation

We account for stock options granted to nonemployees in accordance with Accounting Standards Update (“ASU”) 2018-07, “Compensation – Stock Compensation (Topic 718). In connection with stock options granted to nonemployees, we recorded $288,000 and $263,000 for nonemployee stock-based compensation during the years ended December 31, 2019 and 2018, respectively.

10.	Income Taxes

We have incurred net operating losses since inception. We have not reflected the benefit of net operating loss carryforwards in the accompanying financial statements and have established a full valuation allowance against our deferred tax assets.

At December 31, 2019 and 2018, the Company had an income tax receivable of $361,000 and $332,000, respectively, comprised of refundable tax incentives related to research and development activities of our subsidiary Sun BioPharma Australia Pty Ltd.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as operating losses and tax credit carryforwards.

The significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,
Deferred tax assets (liabilities)	2019	2018

Net operating loss carryforwards	$6,307	$4,807
Research credit carryforwards	235	235
Stock-based compensation	1,230	971
Other	72	71
Deferred tax assets	7,844	6,084
Valuation allowance	(7,844)	(5,801)
Deferred tax assets, net of valuation allowance	-	283
Beneficial conversion feature, net	-	(283)
Deferrred tax liabilities	-	(283)

Net deferred tax asset	$-	$-

Realization of the future tax benefits is dependent on our ability to generate sufficient taxable income within the carry-forward period. Because of our history of operating losses, management believes that the deferred tax assets arising from the above-mentioned future tax benefits are currently not likely to be realized and, accordingly, we have provided a full valuation allowance.

A reconciliation of the statutory tax rates and the effective tax rates is as follows:

	Year Ended December 31,
	2019	2018
Statutory rate	21.0%	21.0%
Permanent differences	(5.9)	0.1
Change in effective tax rate	-	0.6
Valuation allowance	(32.4)	(22.6)
Foreign research incentives	5.7	5.7
Deferred true-up	16.3	-
Other	1.0	0.9
Effective rate	5.7%	5.7%

Net operating losses and tax credit carryforwards as of December 31, 2019, are as follows:

	Amount (in thousands)	Expiration Years
Net operating losses--federal	12,958	Expires beginning 2031
2019 net operating loss -- federal	3,153	Never expires
Tax credits--federal	235	Beginning 2041

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the IRC, and similar state provisions. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the IRC has occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of net operating loss carryforwards attributable to periods before the change.

The Company is subject to taxation in the United States and Australia. Tax returns for the year ended December 31, 2015 and thereafter are subject to examinations by federal and state tax authorities. Tax returns of Sun BioPharma Australia Pty Ltd. for the year ended December 31, 2014 and thereafter are subject to examination by the Australian tax authorities.

11.	Subsequent Events

On February 21, 2020 the company entered an agreement with an investment banking firm.  A portion of the retainer fee was paid via the issuance of 75,000 5-year warrants.  The fair market value of the warrants issued of approximately $148,000 will be capitalized and charged against future proceeds.

          Shares of Common Stock

Sun Biopharma, Inc.

 _________________________

PRELIMINARY PROSPECTUS

_________________________

Craig-Hallum Capital Group

         , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.      Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and non-accountable expense allowance, payable by Sun BioPharma, Inc. (the “Company”) in connection with the sale of its common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission (the “Commission”) registration fee and the Financial Industry Regulatory Authority (“FINRA”) filing fee.

U.S. Securities and Exchange Commission registration fee	$1,575
Nasdaq Listing application fee	$50,000
FINRA filing fee	$2,320
Accounting fees and expenses	*
Legal fees and expenses	$20,000
Transfer agent and registrar fees	*
Printing expenses	*
Miscellaneous	*
Total	*

* To be provided by amendment.

Item 14.      Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Company’s certificate of incorporation and amended and restated bylaws limit the liability of its directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

●	breach of their duty of loyalty to the Company or its stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

●	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. The Company’s amended and restated bylaws provide that it will indemnify its directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law.

As permitted by the Delaware General Corporation Law, the Company has entered into indemnification agreements with each of the Company’s directors and executive officers that require the Company to indemnify such persons against expenses, judgments, penalties, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual or threatened proceeding if any of the Company’s directors or executive officers may be made a party because he or she is or was one of the Company’s directors. The Company will be obligated to pay such amounts only if the director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the Company’s best interests. With respect to any criminal proceeding, the Company will be obligated to pay such amounts only if the director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation arising out of his or her actions in connection with their services to the Company, regardless of whether its amended and restated bylaws permit indemnification. The Company has purchased and intends to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

Item 15.      Recent Sales of Unregistered Securities.

On February 21, 2020, the Company issued to the underwriter a five-year warrant to purchase 75,000 shares at an exercise price of $6.49 per share.

In closings on May 22, June 5, June 15, and June 22, 2020, the Company sold an aggregate of 437,000 shares of its common stock and warrants to purchase up to 437,000 additional shares of common stock for aggregate gross proceeds of approximately $1.7 million, of which approximately $90,000 was received from officers and directors of the Company. The warrants are exercisable for a period of five years from the date of issuance at an initial exercise price of $6.00 per share.

For all of the foregoing transactions, we relied on exemptions from registration set forth in Section 4(a)(2) of the Securities Act, without the use of any general solicitations or advertising to market or otherwise offer the securities for sale and all participants were “accredited investors,” as defined in Rule 501 of Regulation D as promulgated by the SEC under the Securities Act.

Item 16.      Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.	Description
1.1++	Form of Underwriting Agreement
3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to current report on Form 8-K filed November 15, 2017)
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to quarterly report on Form 10-Q for quarter ended June 30, 2016)
4.1++	Form of Underwriter's Warrant
5.1++	Opinion of Faegre Drinker Biddle & Reath LLP
10.1*	2011 Stock Option Plan, as amended through January 1, 2015 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed September 11, 2015)
10.2*	Form of Incentive Stock Option Agreement for awards under 2011 Plan (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed September 11, 2015)
10.3*	Form of Non-Qualified Stock Option Agreement for awards under 2011 Plan (incorporated by reference to Exhibit 10.3 to current report on Form 8-K filed September 11, 2015)
10.4*	2016 Omnibus Incentive Plan, as amended and restated as of April 9, 2020 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed May 26, 2020)
10.5*	Form of Incentive Stock Option Agreement for awards under 2016 Plan (incorporated by reference to Exhibit 10.4 to quarterly report on Form 10-Q for quarter ended June 30, 2016)
10.6*	Form of Non-Qualified Stock Option Agreement for awards under 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to quarterly report on Form 10-Q for quarter ended June 30, 2016)
10.7*

Form of Performance-Based Stock Option Agreement for awards under 2016 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to annual report on Form 10-K for fiscal year ended December 31, 2016)

10.8**

Standard Exclusive License Agreement with University of Florida Research Foundation, Inc., dated December 22, 2011 (incorporated by reference to Exhibit 10.5 to current report on Form 8-K filed September 11, 2015)

10.9	Form of First Amendment to License Agreement with University of Florida Research Foundation, Inc. dated December 12, 2016
10.10

Second Amendment to License Agreement with University of Florida Research Foundation, Inc., dated October 3, 2019 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed October 9, 2019)

10.11*	Employment Agreement with Michael T. Cullen, dated December 2, 2015 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed December 4, 2015)
10.12*	First Amendment to Employment Agreement with Michael T. Cullen, dated September 12, 2016 (incorporated by reference to Exhibit 10.17 to registration statement on Form S-1filed September 16, 2016)
10.13*	Second Amendment to Employment Agreement with Michael T. Cullen, dated October 1, 2017 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed October 13, 2017)
10.14*

Waiver and Third Amendment to Employment Agreement with Michael T. Cullen, effective as of February 27, 2018 (incorporated by reference to Exhibit 10.1 to current report on Form 8-K filed March 5, 2018)

10.15*	Employment Agreement with Suzanne Gagnon, dated December 2, 2015 (incorporated by reference to Exhibit 10.9 to annual report on Form 10-K for fiscal year ended December 31, 2015)
10.16*	First Amendment to Employment Agreement with Suzanne Gagnon, dated September 12, 2016 (incorporated by reference to Exhibit 10.20 to registration statement on Form S-1 filed September 16, 2016)
10.17*	Second Amendment to Employment Agreement with Suzanne Gagnon, dated October 1, 2017 (incorporated by reference to Exhibit 10.4 to current report on Form 8-K filed October 13, 2017)

Exhibit No.	Description
10.18*	Waiver and Third Amendment to Employment Agreement with Suzanne Gagnon, effective as of February 27, 2018 (incorporated by reference to Exhibit 10.4 to current report on Form 8-K filed March 5, 2018)
10.19*	Employment Agreement with Susan Horvath, dated April 17, 2018 (incorporated by reference to Exhibit 10.4 to quarterly report on Form 10-Q for quarter ended March 31, 2018)
10.20

Seed Capital Accelerator Loan Agreement and Seed Capital Loan Note dated October 26, 2012 (incorporated by reference to Exhibit 10.22 to annual report on Form 10-K for fiscal year ended December 31, 2019)

10.21

First Amendment to Seed Capital Accelerator Loan Agreement and Seed Capital Loan Note dated October 13, 2017 (incorporated by reference to Exhibit 10.1 to quarterly report on Form 10-Q for quarter ended March 31, 2019)

10.23

Second Amendment to Seed Capital Accelerator Loan Agreement and Seed Capital Loan Note dated April 5, 2019 (incorporated by reference to Exhibit 10.2 to quarterly report on Form 10-Q for quarter ended March 31, 2019

10.24

Third Amendment to Seed Capital Accelerator Loan Agreement and Seed Capital Loan Noted dated December 31,2019 (incorporated by reference to Exhibit 10.25 to annual report on Form 10-K for fiscal year ended December 31, 2019)

10.25	Form of Common Stock Warrant issued prior to September 2015 (incorporated by reference to Exhibit 4.3 to current report on Form 8-K filed September 11, 2015)
10.26	Form of Common Stock Warrant issued June through September 2016 (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed June 14, 2016)
10.27	Form of Common Stock Warrant issued February through May 2018 (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed February 26, 2018)
10.28	Form of Common Stock Warrant issued December 2018 and January 2019 (incorporated by reference to Exhibit 10.3 to current report on Form 8-K filed December 28, 2018)
10.29	Common Stock Warrant issued April 2, 2019 (incorporated by reference to Exhibit 10.3 to quarterly report on Form 10-Q for quarter ended March 31, 2019)
10.30	Form of Common Stock Warrant issued August through October 2019 (incorporated by reference to Exhibit 10.2 to current report on Form 8-K filed August 29, 2019)
10.31	Form of Common Stock Warrant issued May through June 2020 (incorporated by reference to Exhibit 10.2 to current report on Form 8-K file June 11, 2020)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to annual report on Form 10-K for the fiscal year ended December 31, 2016)
23.1+	Consent of Independent Registered Public Accounting Firm
23.2++	Consent of Faegre Drinker Biddle & Reath LLP (included in Exhibit 5.1)
24.1+	Powers of Attorney (see signature page)
101+

Financial statements for the years ended December 31, 2018 and 2019 and for the three months ended March 31, 2019 and 2020, formatted in XBRL: (i) the Balance Sheets, (ii) the Statements of Operations and Comprehensive Loss, (iii) the Statements of Cash Flows, and (iv) the Notes to Financial Statements.

+ Filed herewith

++ To be filed by amendment.

* Management compensatory plan or arrangement required to be filed as an exhibit to this prospectus.

** Portions of exhibit omitted pursuant to order granting confidential treatment issued by the Securities and Exchange Commission.

(b) Financial Statement Schedules.

All schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Schedule II. Valuation and Qualifying Accounts

All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

Item 17.      Undertakings.

The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability under the Securities Act to any purchaser the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on this 2nd day of July, 2020.

SUN BIOPHARMA, INC.
By:	/s/ Michael T. Cullen
Michael T. Cullen President, Chief Executive Officer and Executive Chairman

Power of Attorney

Each person whose signature appears below hereby constitutes and appoints Michael T. Cullen and Susan Horvath, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 461 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael T. Cullen	President, Chief Executive Officer and Executive Chairman	July 2, 2020
Michael T. Cullen	and Director (Principal Executive Officer)

/s/ Susan Horvath	Vice President of Finance, Chief Financial Officer, Treasurer	July 2, 2020
Susan Horvath	and Secretary (Principal Financial and Accounting Officer)

/s/ Arthur J. Fratamico	Director	July 2, 2020
Arthur J. Fratamico

/s/ Suzanne Gagnon	Director	July 2, 2020
Suzanne Gagnon

/s/ Jeffrey S. Mathiesen	Director	July 2, 2020
Jeffrey S. Mathiesen

/s/ Paul Schaffer	Director	July 2, 2020
Paul W. Schaffer

/s/ D. Robert Schemel	Director	July 2, 2020
D. Robert Schemel